Broadridge®

2023 Annual Meeting and Proxy Statement

Ready for Next

Broadridge is a global Fintech leader

Broadridge powers the critical infrastructure behind investing, governance, and communications

~800 Million	7 Billion	$10 Trillion
Managing proxy voting for approximately 800M equity shareholder positions	Distributing more than 7B critical communications each year	Powering $10T per day in fixed income and equity trades

Letter to Our Stockholders

Dear Stockholders,

At our 2023 Annual Meeting, I will report on our fiscal year 2023 financial performance, and the members of the Board and I will also answer questions from our stockholders. Our strong fiscal 2023 results and 2024 outlook reflect continued execution of our long-term growth strategy, powerful underlying trends, and returns on the investments we have made in our business.

As we were finalizing this letter, we learned of the passing of Bob Schifellite, until recently President of our ICS division. Bob had just completed a long-planned and successful leadership transition to Mike Tae and Doug DeSchutter, and his sudden loss has hit us all. Bob was instrumental in the creation of Broadridge, and he helped build it into the leading shareholder governance and communications provider it is today. Bob left an indelible mark on Broadridge and the industry as a whole, and he will be deeply missed.

Due to an age limitation for election to the Board of Directors in our Corporate Governance Principles, Thomas J. Perna, who has been a member of the Board since 2009, and a member of our Audit and Governance and Nominating Committees, will retire from the Board following the 2023 Annual Meeting. We wish Tom well and thank him for his many years of exemplary service on the Board.

Whether or not you plan to attend the 2023 Annual Meeting, please read our 2023 Proxy Statement for important information on each of the proposals, our sustainability efforts, and our practices in the areas of corporate governance and executive compensation. Our 2023 Annual Report to Stockholders contains information about our financial performance.

Your vote is important to us and our business, and we strongly urge you to cast your vote. I look forward to our Annual Meeting, and I hope you will join us to hear more about Broadridge.

Sincerely,



TIMOTHY C. GOKEY
Chief Executive Officer
September 27, 2023



"Our strong results and outlook reflect continued execution of our long-term growth strategy, powerful underlying trends, and returns on the investments we have made in our business."

Notice of Annual Meeting of Stockholders

You are cordially invited to attend the virtual 2023 Annual Meeting of Stockholders of Broadridge Financial Solutions, Inc. Our 2023 Annual Meeting will be held on Thursday, November 9, 2023, at 9:00 a.m. Eastern Time.

You can attend the 2023 Annual Meeting online, vote your shares, and submit questions during the meeting by visiting **virtualshareholdermeeting.com/BR23**. Be sure to have the Control Number we have provided to you to join the meeting.

At the meeting, stockholders will be asked to vote on the following:

❶ Election of the 11 nominees listed in this Proxy Statement to the Board of Directors to serve until the 2024 Annual Meeting of Stockholders and until their successors are duly elected and qualified

❷ Advisory vote to approve the compensation of our Named Executive Officers as disclosed in this Proxy Statement (*the Say on Pay Vote*)

❸ Vote, on an advisory basis, on the frequency of holding the Say on Pay Vote (*the Frequency Vote*)

❹ Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2024

In addition, the Board of Directors may transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Stockholders of record at the close of business on September 14, 2023, are entitled to vote at the 2023 Annual Meeting.

We began distributing a Notice of Internet Availability of Proxy Materials, the 2023 Proxy Statement, the 2023 Annual Report to Stockholders, and proxy card/voting instruction form, as applicable, to stockholders on September 27, 2023.

By Order of the Board of Directors,



MARIA ALLEN
Corporate Secretary
September 27, 2023

Advance Voting Methods and Deadlines

Even if you plan to attend our virtual Annual Meeting, please read this Proxy Statement with care and vote right away using one of the following methods.

 **ONLINE USING YOUR COMPUTER OR MOBILE DEVICE**
Registered Owners visit **proxyvote.com/BR**

 **BY TELEPHONE**
Registered Owners in the U.S. or Canada dial toll-free 1-800-690-6903

 **BY SCANNING THIS QR CODE USING YOUR TABLET OR SMARTPHONE**
Scan this QR code to vote with your mobile device (*may require free software*)

 **IF YOU RECEIVED YOUR PROXY MATERIALS BY MAIL, BY MAILING YOUR PROXY CARD**
Cast your ballot, sign your proxy card and send by free post

You will need the Control Number included on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

The telephone and internet voting facilities will close at 11:59 p.m. Eastern Time on November 8, 2023.

If your shares are held in a brokerage account or by a bank or other nominee, your ability to vote by telephone or the internet depends on your broker's voting process. Please follow the directions provided to you by your broker, bank or nominee.

VOTING DURING THE ANNUAL MEETING

You may also vote during the virtual Annual Meeting by visiting **virtualshareholdermeeting.com/BR23** and following the instructions. You will need the Control Number included on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

Your vote is important and we want to hear from you, our stockholders. For every stockholder account that votes, Broadridge will make a $1 charitable donation to Ronald McDonald House - NYC.



Table of Contents

2023 Performance Snapshot*

The Broadridge financial model is focused on driving steady revenue growth and consistent earnings per share ("*EPS*") growth, generated by:



Sustainable **recurring revenue** growth



Investments in our long-term growth strategy



Continued **margin expansion** from our scale and operational efficiencies



Balanced capital allocation leveraging our strong free cash flow businesses

Our strong fiscal year 2023 results enabled Broadridge to meet or exceed the high end of our three-year financial objectives.

Recurring Revenue
Dollars in Millions



FY2020–FY2023 CAGR

11%
Recurring Revenue (Non-GAAP)*

10%
Diluted EPS (GAAP)

12%
Adjusted EPS (Non-GAAP)*

EPS Growth



Operating Income Margin and Adjusted Operating Income Margin



---

*   For more complete information about our financial performance, please review the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (*the "2023 Form 10-K"*). Certain measures referenced are not prepared in accordance with generally accepted accounting principles ("*GAAP*"). For an explanation of our use of these Non-GAAP measures and a reconciliation to their most directly comparable GAAP measures, see "Non-GAAP Financial Measures" beginning on page 92 of this Proxy Statement.

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

This Proxy Statement is furnished to the stockholders of Broadridge Financial Solutions, Inc. (the "*Company*" or "*Broadridge*") in connection with the solicitation of proxies by the Board of Directors of the Company (the "*Board of Directors*" or the "*Board*") for use at the 2023 Annual Meeting of Stockholders of the Company, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders.

Voting Information

We hope you will exercise your rights and fully participate as a stockholder. It is very important that you vote to play a part in the future of our Company. Your vote is important and we want to hear from you, our stockholders. You do not need to attend the Annual Meeting to vote your shares. For every stockholder account that votes, Broadridge will make a $1 charitable donation to Ronald McDonald House - NYC.

If you hold your shares through a broker, bank or nominee, your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting, except on the ratification of the appointment of our independent registered public accountants for fiscal year 2024, unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares by telephone or online. For your vote to be counted, you will need to communicate your voting decisions to your broker, bank or nominee before the date of the Annual Meeting.

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendation with respect to each proposal.

Proposals		More Information	Board's Recommendation	Broker Discretionary Voting Allowed?	Abstentions and Broker Non-Votes	Votes Required For Approval
Proposal 1	Election of Directors	Page 10	**FOR Each Nominee**	No	Do not count (no effect)	Majority of votes cast for each nominee
Proposal 2	Advisory Vote to Approve the Compensation of our Named Executive Officers (the Say on Pay Vote)	Page 44	**FOR**	No	Do not count (no effect)	Majority of votes cast
Proposal 3	Advisory Vote on the Frequency of Holding the Say on Pay Vote (the Frequency Vote)	Page 80	**FOR every ONE YEAR**	No	Do not count (no effect)	Majority of votes cast
Proposal 4	Ratification of Appointment of Independent Registered Public Accountants for Fiscal Year 2024	Page 81	**FOR**	Yes	Do not count (no effect)	Majority of votes cast

PROPOSAL 1
Election of Directors

✓ **The Board recommends a vote FOR each director nominee.**   See Page 10

Information about Our Nominees

The following table provides summary information about each director nominee. Detailed information about each nominee's background, skill set and areas of experience can be found beginning on page 11 of this Proxy Statement.

Director	Experience	Age*	Committee Memberships AC	CC	GNC	Director Since
Leslie A. Brun Lead Independent Director	Chairman and Chief Executive Officer, SARR Group, LLC	71				2007
Pamela L. Carter Independent	Retired President, Cummins Distribution Business, division of Cummins Inc.	73	● (green)		●	2017
Richard J. Daly Executive Chairman	Executive Chairman, Former Chief Executive Officer, Broadridge	70				2007
Robert N. Duelks Independent	Former Executive, Accenture plc	68	●		● (green)	2009
Melvin L. Flowers Independent	Former Head of Internal Audit and Risk Management, Microsoft Corporation Former CFO of three public companies	70	●			2021
Timothy C. Gokey	Chief Executive Officer, Broadridge	62				2019
Brett A. Keller Independent	Chief Executive Officer, priceline.com LLC	55	●	●		2015
Maura A. Markus Independent	Former President and Chief Operating Officer, Bank of the West	65	●	● (green)		2013
Eileen K. Murray Independent	Former Chair of the Board of Governors, Financial Industry Regulatory Authority	65	●		●	2022
Annette L. Nazareth Independent	Senior Counsel, Davis Polk & Wardwell Former SEC Commissioner	67	●	●		2021
Amit K. Zavery Independent	Vice President/General Manager and Head of Platform for Google Cloud, Google, LLC	52	●			2019

*   Director ages are as of August 16, 2023

AC   Audit Committee   **GNC**   Governance and Nominating Committee   ●   Member

CC   Compensation Committee   ● (green)   Chair

Board Nominee Highlights

Diversity



7 of 11
are women or racially or ethnically diverse individuals

● Female ● Racially/Ethnically Diverse

36%
Gender Diversity

36%
Racial/Ethnic Diversity

67%
Female Committee Chairs

Age



4
70+ years

2
Less than 60 years

5
60-69 years

65
Years Average

Tenure



3
11+ years

5
Less than 5 years

3
5-10 years

8
Years Average

Independence



2
Management

9
Independent

82%
Independent

Knowledge, Skills and Experience



Independence	9
Other Public Company Board Experience	7
Financial Services	9
Technology	9
Financial Expertise/Literacy	11
Sales/Marketing	8
International Business Experience	11
Corporate Governance	9
Legal/Regulatory/Government	4
Association/Public Policy	3
Risk Management	6

PROPOSAL 2

Advisory Vote to Approve Compensation of Our Named Executive Officers

 **The Board recommends a vote FOR this proposal.**   **See Page 44**

Majority of Compensation of Named Executive Officers is Performance Based

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value. We have a combination of pay elements, and a majority of the target compensation of the Company's executive officers listed in the "Summary Compensation" table on page 63 of this Proxy Statement (the *"Named Executive Officers"* or *"NEOs"*) is performance based, with the objective of balancing short-term and long-term decision-making in support of our business objectives.

Executive Total Target Compensation Mix

Mr. Gokey CEO Target Total Direct Compensation ("TDC")



9%
Base Salary

13%
Annual Cash
Incentive

91%
Variable

79%
Long-Term
Equity Incentive

Other NEO Target Total Direct Compensation[1]



19%
Base Salary

23%
Annual Cash
Incentive

81%
Variable

58%
Long-Term
Equity Incentive

[1]   Other NEO target TDC is an average of the annualized total compensation of Mr. Reese, Mr. Perry, Mr. Schifellite, and Mr. Carey.

PROPOSAL 3

Advisory Vote on the Frequency of Holding the Say on Pay Vote

 **The Board recommends a vote for every ONE YEAR for this proposal.**   **See Page 80**

PROPOSAL 4

Ratification of Appointment of Independent Registered Public Accountants

 **The Board recommends a vote FOR this proposal.**   **See Page 81**

The Board of Directors and the Audit Committee believe that the retention of Deloitte & Touche LLP to serve as our independent registered public accountants for the fiscal year ending June 30, 2024 is in the best interests of the Company and its stockholders.

Questions and Answers about the Annual Meeting and Voting

See the section entitled "About the Annual Meeting and these Proxy Materials" beginning on page 85 for answers to common questions on the rules and procedures about the proxy and annual meeting process.

Election of Directors

Upon the recommendation of the Governance and Nominating Committee, our Board has nominated the 11 directors identified on the following pages for election at the 2023 Annual Meeting. Each nominee has consented to be nominated and, if elected, to serve on the Board until the next annual meeting of stockholders and until their successors are elected and qualified or until their death, resignation, retirement or removal.

All of the nominees are currently Broadridge directors who were elected by stockholders at the 2022 Annual Meeting. Mr. Perna, who has served on our Board since 2009, will retire from our Board at the 2023 Annual Meeting pursuant to the mandatory retirement policy set forth in our Corporate Governance Principles.

Directors are elected annually by a majority of the votes cast in uncontested elections at the annual meetings of stockholders. In an uncontested election, any incumbent director who fails to receive a majority of the votes cast is required to promptly submit an offer to resign from the Board. The Governance and Nominating Committee will recommend to the Board whether to accept or reject the director's offer to resign. The Board will act on the offer to resign within 90 days from the date of the certification of election results and publicly disclose its decision.

The Governance and Nominating Committee and the Board have evaluated each of the director nominees against the factors and principles used to select director nominees. Based on this evaluation, they have concluded that it is in the best interests of the Company and its stockholders for each of the proposed director nominees on pages 11-21 to continue to serve as a director of the Company.

- The current composition of our Board reflects a mix of tenures, which we believe balances historical and institutional knowledge, and an understanding of the evolution of our business with fresh perspectives from our newer directors.

- Each of the director nominees for election at the 2023 Annual Meeting holds or has held senior executive positions in large, complex organizations, and many hold or have held the role of chief executive officer. This experience demonstrates their ability to perform at the highest levels, enabling them to provide sound judgment concerning the issues facing a large public corporation in today's environment, provide oversight and evaluate our performance.

- The Governance and Nominating Committee Charter provides that the Board take diversity into account in determining the Company's slate of nominees. In keeping with this commitment to diversity, seven of our 11 director nominees are women or racially or ethnically diverse individuals.

Board Changes Since 2021:

Added three highly skilled independent directors to our Board

Key Skills to Support Broadridge's Strategy



Financial Services



Technology



Corporate Governance



Risk Management



Legal/ Regulatory/ Government

 The Board recommends that you vote FOR the election of each director nominee

Information About the Nominees



Leslie A. Brun

Lead Independent Director since 2019
Chairman of the Board from 2011 to 2019

Director Since: 2007

Age: 71

BACKGROUND:

- Chairman and Chief Executive Officer of SARR Group, LLC, an investment holding company, since 2006
- Chairman and Chief Executive Officer of Ariel Alternatives, LLC, a private asset management firm that invests in mid-market scalable businesses that are Black and Latinx owned, which he co-founded in 2021; serves as Chair of Ariel's Investment Committee
- Senior Advisor to G100 and World 50 peer-to-peer communities for current and former senior executives and directors from some of the world's largest companies
- Managing Director at CCMP Capital, a global private equity firm, from 2011-2013
- Founder, Chairman and Chief Executive Officer of Hamilton Lane Advisors, a private markets investment firm, from 1991-2005
- Co-founder and Managing Director of the investment banking group of Fidelity Bank, from 1988-1990

CURRENT PUBLIC COMPANY DIRECTORSHIPS:

- Corning, Inc. (since 2018)

FORMER PUBLIC COMPANY DIRECTORSHIPS:

- CDK Global, Inc., Non-Executive Chairman (2014-2022)
- Merck & Co., Inc.
  - Director (2008-2021)
  - Lead Independent Director (2014-2021)
- Automatic Data Processing, Inc. ("*ADP*")
  - Director (2003-2015)
  - Chairman of the board of directors (2007-2015)
- Hewlett Packard Enterprise Company (2015-2018)

OTHER QUALIFICATIONS:

- Director of Footprint International Holdco, Inc., a plant-based fiber solution manufacturing company, from 2021-2023
- Former trustee of Widener University, the University at Buffalo Foundation, Inc. and The Episcopal Academy in Merion, Pennsylvania

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Other Public Company Board Experience

 Financial Services

 Technology

 Financial Expertise/Literacy

 International Business Experience

 Corporate Governance



Pamela L. Carter
Independent

Director Since: 2017

Age: 73

Committee Membership: Audit (Chair), Governance and Nominating

---

BACKGROUND:
- Held several senior leadership roles at Cummins Inc., a global manufacturer of diesel engines and related technologies, from 1997-2015:
  - President of Cummins Distribution Business
  - President of Cummins Filtration
  - Vice President and General Manager of Europe, Middle East and Africa business and operations
  - Vice President and General Counsel
- Attorney General for the State of Indiana from 1993-1997
- Appointed to the Export-Import Bank of the U.S. Sub-Saharan Africa Advisory Council from 2010-2014

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Enbridge Inc., Chairman of the Board (since 2023), Director (since 2017)
- Hewlett Packard Enterprise Company (since 2015)

FORMER PUBLIC COMPANY DIRECTORSHIPS:
- Spectra Energy Corp. (2007-2017)
- CSX Corp. (2010-2020)

OTHER QUALIFICATIONS:
- Member of the national board of directors of Teach for America
- Board member and the board Treasurer of the Sycamore Institute since 2019
- Chair of the Nashville Symphony board of directors since 2020
- Recipient of a 2018 Sandra Day O'Connor Board Excellence Award
- Recognized by National Association of Corporate Directors ("*NACD*") as one of the top 100 board members in 2018
- Black Enterprise award in 2018 as one of the top 25 directors
- Named by Savoy Magazine as one of the 2021 Most Influential Black Corporate Directors

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Other Public Company Board Experience

 Financial Services

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance

 Legal/Regulatory/Government

 Associations/Public Policy

 Risk Management



Richard J. Daly

Management
Executive Chairman since 2019

Director Since: 2007

Age: 70

BACKGROUND:

- CEO of Broadridge Financial Solutions, Inc. from 2007-2019, and President from 2014-2017
- Group President of the Brokerage Services Group of ADP, directly responsible for the Investor Communication Solutions business, and a member of the Executive Committee and a corporate officer of ADP from 1996-2007
- Senior Vice President of ADP's Brokerage Services Group, following ADP's acquisition of the proxy services business he founded in 1989

FORMER PUBLIC COMPANY DIRECTORSHIPS:

- The ADT Corporation (2014-2016)

OTHER QUALIFICATIONS:

- Member of the Listed Company advisory board for the New York Stock Exchange ("*NYSE*")
- Recognized as an NACD Directorship 100 Governance Professional
- Member of the advisory board of NACD
- Chairman of the board of directors of the Securities Industry and Financial Markets Association Foundation
- Director of Footprint International Holdco, Inc., a plant-based fiber solution manufacturing company, from 2021-2023
- Member of The Economic Club of New York and the Advisory Board of the Ira M. Millstein Center for Global Markets and Corporate Ownership of Columbia Law School

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Other Public Company Board Experience

 Financial Services

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance

 Legal/Regulatory/Government

 Risk Management



Robert N. Duelks

Independent

Director Since: 2009

Age: 68

Committee Membership: Governance and Nominating (Chair), Audit

BACKGROUND:

- Former executive of Accenture plc, having served for 27 years in various capacities until his retirement in 2006
  - Responsible for local client service, regional operations and management of global offerings
  - Served on multiple leadership committees, including the Board of Partners, the Management Committee and the Executive and Operating Committee for the Global Financial Services Operating Group
- Advisor to the senior executives of Tree Zero, a manufacturer of 100% tree free paper products, from 2010-2021

OTHER QUALIFICATIONS:

- NACD Directorship Certified™
- Former Chairman and a current Emeritus Trustee of the board of trustees of Gettysburg College
- Served as a member of the Advisory Board for the Business School at Rutgers University

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Financial Services

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance



Melvin L. Flowers

Independent

Director Since: 2021

Age: 70

Committee Membership: Audit

BACKGROUND:

- Held senior leadership roles at Microsoft Corporation from 2003-2020, including:
  - Corporate Vice President of Internal Audit and Enterprise Risk Management overseeing the Internal Audit Department, Enterprise Risk Management team and Financial Integrity Unit
  - Senior Controller for the Mobile and Embedded Devices business, responsible for accounting, management reporting, and internal controls and compliance
- Chief Financial Officer of Novatel Wireless, a NASDAQ-listed Internet of Things solutions provider to the telematics market, from 1999-2003
- Chief financial officer at several public and private companies throughout the 1990s

OTHER QUALIFICATIONS:

- Currently a member of the board of directors of HSBC North America Holdings, Inc. and HSBC Bank USA, N.A.
- Member of the board of trustees of Seattle University, serves as Chairman of the Audit and Risk Committee

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Financial Services

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance

 Risk Management



Timothy C. Gokey
Management

Director Since: 2019

Age: 62

Committee Membership: None

BACKGROUND:

- CEO and Director of Broadridge Financial Solutions, Inc. since 2019, and served in several other senior leadership positions of increasing responsibility, including:
  - President from 2017-2020
  - Chief Operating Officer with responsibility for all business units, technology, and India operations from 2012-2019
  - Chief Corporate Development Officer from 2010-2012
- H&R Block, President of the Retail Tax business from 2004-2009
- McKinsey & Company, Partner from 1986-2004
  - Leader, North American Financial Institutions Marketing and Sales Practice from 2002-2004
  - Leader, North American CRM practice from 1997-2002

CURRENT PUBLIC COMPANY DIRECTORSHIPS:

- C.H. Robinson Worldwide, Inc. (since 2017)

OTHER QUALIFICATIONS:

- Recognized as NACD Directorship 100 Governance Professional
- Member of the board of directors of the Partnership for New York City
- Serves on the board of advisors of the Northwell Health Cancer Institute
- Served on the Vestry of St. John's Episcopal Church, Cold Spring Harbor, New York

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Other Public Company Board Experience

 Financial Services

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance

 Risk Management



Brett A. Keller
Independent

Director Since: 2015

Age: 55

Committee Membership: Audit, Compensation

BACKGROUND:

- Chief Executive Officer, priceline.com LLC, a leading provider of online travel services, and a subsidiary of Booking Holdings, Inc., since 2016
  - Chief Operating Officer from 2015-2016
  - Chief Marketing Officer from 2002-2015, oversaw all global and strategic branding, marketing, distribution, product development and customer led data initiatives
  - VP and Director from 1999-2002
- Director of online travel services, Cendant, a consumer services holding company, from 1997-1999

OTHER QUALIFICATIONS:

- Member of the National Advisory Council for the Marriott School of Management at Brigham Young University

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience



Maura A. Markus
Independent

Director Since: 2013

Age: 65

Committee Membership: Compensation (Chair), Audit

BACKGROUND:

- President and Chief Operating Officer and member of the board of directors of Bank of the West, from 2010-2014
- Previously served in numerous senior leadership roles during her 22 years at Citigroup:
  - Head of International Retail Banking in Citibank's Global Consumer Group
  - President, Citibank North America, Chairman, Citibank West
  - Director, Citibank's European Sales and Marketing Director, Brussels, Belgium
  - President, Citibank's consumer business in Greece

CURRENT PUBLIC COMPANY DIRECTORSHIPS:

- Stifel Financial Corp. (since 2016)

OTHER QUALIFICATIONS:

- Trustee for the College of Mount Saint Vincent, New York
- Former member of Year Up Bay Area's Talent and Opportunity board
- Former member of The Financial Services Roundtable
- Former member of Catholic Charities of San Francisco and New York
- Former member of Junior Achievement New York
- Named one of American Banker's Most Powerful Women in Banking multiple times

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Other Public Company Board Experience

 Financial Services

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance

 Risk Management



Eileen K. Murray

Independent

Director Since: 2022

Age: 65

Committee Membership: Audit, Governance and Nominating

BACKGROUND:

- Chair of the Board of Governors of the Financial Industry Regulatory Authority from 2020-2022; Governor from 2016-2020
- Co-Chief Executive Officer of Bridgewater Associates, LP from 2009-2020
- Chief Executive Officer of Investment Risk Management LLC from 2008-2009
- President and Co-Chief Executive Officer of Duff Capital Advisors from 2007-2008
- Served in several senior leadership roles at Morgan Stanley from 1984-2002 and 2005-2007, including Member of the Management Committee, Controller, Treasurer, Chief Accounting Officer, and Chief Operating Officer of the Institutional Securities Group
- Managing Director, member of management board, Credit Suisse, 2002-2005
- Director, Business Council for International Understanding from 2013-2016
- Director, The Depository Trust & Clearing Corporation from 2001-2005

- Advisor to many innovative technology and environmental solutions companies, including:
    - Invisible Urban Charging, an electric car charging company
    - Green Trust Partners, LLC, an ESG-focused real estate fund
    - Consensys, a blockchain technology company

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Guardian Life Insurance Company of America (since 2020)
- HSBC Holdings plc (since 2021)

FORMER PUBLIC COMPANY DIRECTORSHIPS:
- Compass, Inc. (2020-2022)

OTHER QUALIFICATIONS:
- Director of the Irish Arts Center since 2016

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Other Public Company Board Experience

 Financial Services

 Technology

 Financial Expertise/Literacy

 International Business Experience

 Corporate Governance

 Legal/Regulatory/Government

 Associations/Public Policy

 Risk Management



Annette L. Nazareth
Independent

Director Since: 2021

Age: 67

Committee Membership: Audit and Compensation

BACKGROUND:

- Senior Counsel of Davis Polk & Wardwell since 2021
- Partner, Davis Polk, headed the Trading and Markets practice of the Financial Institutions Group from 2008-2021
- Chair, Integrity Council for the Voluntary Carbon Market, having previously served as the Operating Lead of the predecessor effort, the Taskforce on Scaling Voluntary Carbon Markets since 2021
- Commissioner, Securities and Exchange Commission (*"SEC"*) from 2005-2008
  - Director, SEC, Division of Market Regulation (now the Division of Trading and Markets) from 1999-2005
  - Senior Counsel and Interim Director, SEC, Division of Investment Management from 1998-1999

CURRENT PUBLIC COMPANY DIRECTORSHIPS:

- MoneyLion Inc. (since 2021)

FORMER PUBLIC COMPANY DIRECTORSHIPS:

- Figure Acquisition Corp. I (2021-2022)
- Athena Technology Acquisition Corp. II (2021)

OTHER QUALIFICATIONS:

- Serves on several not-for-profit boards, including: Urban Institute, Watson Institute, Protestant Episcopal Cathedral Foundation, St. Albans School of Public Service
- Board of Visitors of Columbia Law School
- SEC Historical Society (Chair)
- Member of the American Law Institute
- Former member of the board of trustees of Brown University (Chair, Audit Committee)

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Other Public Company Board Experience

 Financial Services

 Financial Expertise/Literacy

 International Business Experience

 Corporate Governance

 Legal/Regulatory/Government

 Associations/Public Policy



Amit K. Zavery
Independent

Director Since: 2019

Age: 52

Committee Membership: Audit

BACKGROUND:

- Vice President /General Manager and Head of Platform, for Google Cloud at Google, LLC, since 2019
- Previously served in numerous senior leadership roles during his 24 years at Oracle Corporation, where he led Oracle's product vision, design, development, operations and go-to-market strategy for its cloud platform, middleware and analytics portfolio, and oversaw a global team of more than 4,500 engineers
  - Executive Vice President and General Manager of Oracle Cloud Platform and Middleware products, 2018-2019
  - Senior Vice President, Oracle Cloud Platform and Middleware, 2017
- Senior Vice President, General Manager, Integration Productions, Oracle Cloud Platform, 2014-2017
- Group Vice President & General Manager, Integration Products, Oracle Fusion, Middleware, 2012-2014
- Vice President, Product Management and Strategy, Oracle Fusion Middleware, 2005-2012
- Senior Director, Product Development and Operations, 2000-2005
- Director, Product Management, E-Business Strategy Group, 1999-2000

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

Director Nomination Process

The Board's membership criteria and nomination procedures are set forth in our Corporate Governance Principles, which outline the minimum qualifications required for potential directors. This criteria is considered by the Board and the Governance and Nominating Committee, together with further knowledge, skills, experiences, or attributes deemed important to our business and the overall composition of the Board, which may change over time. The Board believes each director nominee possesses the experience, skills and qualities needed to fully perform his or her duties as a director and to contribute to our success.

IDENTIFYING AND EVALUATING CANDIDATES	INTERVIEWING A QUALIFIED CANDIDATE	RECOMMENDING THE CANDIDATE TO THE BOARD
When seeking candidates as Board members, the Governance and Nominating Committee solicits suggestions from incumbent directors, management or stockholders. From time to time, the Governance and Nominating Committee may retain a search firm to assist the Company with identifying and evaluating Board candidates who have the background, skills and experience that the Governance and Nominating Committee has identified as desired in director candidates.	After conducting an initial evaluation of a potential candidate, the Governance and Nominating Committee will interview that candidate if it believes such candidate might be suitable to be a director. The candidate may also meet with other members of the Board. At the candidate's request, they may also meet with management.	If the Governance and Nominating Committee believes a candidate would be a valuable addition to the Board, it will recommend that candidate's election to the full Board.

The Governance and Nominating Committee will consider director candidates proposed by stockholders, provided that the stockholder recommendation complies with the provisions of the Company's Amended and Restated By-laws (the "*By-laws*") requiring that stockholder submissions be submitted to the Company's Corporate Secretary via mail at 5 Dakota Drive, Lake Success, New York 11042, or via email at **CorporateSecretary@Broadridge.com**, in a timely manner and include the information called for in the By-laws concerning (a) the potential nominee, and (b) the person proposing the nomination. The Governance and Nominating Committee will apply the same standards in considering candidates submitted by stockholders as it uses for any other potential nominee.

The By-laws provide that under certain circumstances, a stockholder, or group of up to 50 stockholders, who have maintained continuous ownership of at least three percent of the Company's common stock ("*Common Stock*") for at least three years may nominate and include in our annual meeting proxy statement a number of stockholder-nominated candidates representing no more than 25% of the number of directors then serving on the Board.

The Corporate Governance Principles do not provide for a fixed number of directors but provide that the optimum size of the Board is eight to 12 directors. Directors are elected at each annual meeting to serve until the next annual meeting and until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal. There are no limits on the number of terms a director may serve. However, our Corporate Governance Principles provide for a mandatory retirement age of 72, which becomes applicable after a director has reached their eight year anniversary on the Board.

Nominee Qualifications

Under the Company's Corporate Governance Principles, two-thirds of the Board must be comprised of directors who are independent based on the applicable rules of the NYSE and the SEC. The NYSE's Listed Company Manual (the "*NYSE Listing Standards*") provides that the Board is required to affirmatively determine which directors are independent and to disclose such determination for each annual meeting of stockholders. No director will be deemed to be independent unless the Board affirmatively determines that the director has no material relationship with the Company, either directly or as an officer, stockholder or partner of an organization that has a relationship with the Company. In its review of director independence, the Board considers all relevant facts and circumstances, including without limitation, all commercial, banking, consulting, legal, accounting, charitable or other business relationships any director may have with the Company in conjunction with the Corporate Governance Principles and Section 303A of the NYSE Listing Standards.

The Board reviewed each director's relationship with the Company and affirmatively determined that all of the directors, other than Mr. Gokey and Mr. Daly, are independent under applicable NYSE and SEC requirements. Mr. Gokey and Mr. Daly were determined to not be independent due to their positions as our CEO and our Executive Chairman, respectively.

Factors and Principles

The Board and Governance and Nominating Committee consider the following factors and principles in evaluating and selecting director nominees:

Independence	Applicable legal and regulatory requirements that govern the composition of the Board, including NYSE and SEC requirements with respect to independence, financial literacy and other matters
Relevant Experience	The Board should include individuals with experience in areas relevant to the strategy and operations of the Company's businesses such as technology services, or industries that Broadridge serves such as banking and financial services
High-Level Managerial Experience	Directors should have established strong professional reputations and experience in positions with a high degree of responsibility or be leaders in the companies or institutions with which they are affiliated
Character and Integrity	Directors should be individuals with a reputation for integrity and with sufficient time available to devote to the affairs of the Company in order to carry out their responsibilities
Diverse Background	The Board should include members with diverse backgrounds and perspectives, including professional backgrounds, areas of expertise, race, culture, ethnicity, gender and sexual orientation
Skills Complement Existing Board Expertise	The interplay of a nominee's background and expertise with that of other Board members and the extent to which a candidate may make contributions to the Board or a Committee should be considered

Board Nominee Information Matrix

The following matrix provides information regarding our Board nominees, including demographic information such as whether they are gender, racially, or ethnically diverse, and certain types of knowledge, skills, experiences and attributes possessed by our directors which our Board believes are relevant to our business and industry. While our Governance and Nominating Committee considers the knowledge, skills, experiences and attributes listed below in the director nomination process, the matrix does not encompass all of the qualifications of our Board nominees, and the fact that a particular knowledge, skill, experience or attribute is not listed does not mean that a Board nominee does not possess it. In addition, our Governance and Nominating Committee retains the right to modify the qualifications it considers in the Board nomination process from time to time as it deems appropriate.

Knowledge, Skills and Experience	L. Brun	P. Carter	R. Daly	R. Duelks	M. Flowers	T. Gokey	B. Keller	M. Markus	E. Murray	A. Nazareth	A. Zavery
Independence — Independent pursuant to the applicable rules	●	●		●	●	●	●	●	●	●	●
Other Public Company Board Experience — Experience with complex reporting responsibilities and understanding corporate governance trends and commonly faced issues of public companies	●	●	●			●		●	●	●	
Financial Services — Experience with the financial services industry and related trends and practices, providing insight into our financial services clients	●	●	●	●	●	●		●	●	●	
Technology — Experience with current and developing technologies, including those relevant to our business and the needs of our clients	●	●	●	●	●	●	●		●		●
Financial Expertise/Literacy — Experience in understanding, monitoring and overseeing financial reporting and internal controls	●	●	●	●	●	●	●	●	●	●	●
Sales/Marketing — Experience with sales and marketing practices, including with respect to the markets for our services		●	●	●		●	●	●			●
International Business Experience — Experience operating in a global context by managing international enterprises, residence abroad, and understanding diverse business environments, economic conditions and cultures	●	●	●	●	●	●	●	●	●	●	
Corporate Governance — Experience with corporate governance practices and developments, including with respect to board and management accountability, transparency and protection of stockholder interests	●	●	●	●	●	●		●	●	●	
Legal/Regulatory/Government — Experience with legal, regulatory and government processes, particularly for the financial services and other regulated industries		●	●						●	●	
Associations/Public Policy — Trade association or public policy experience		●							●	●	
Risk Management — Experience with risk management of large organizations, particularly technology firms and firms in financial services		●	●		●	●		●	●		

Demographics

	L. Brun	P. Carter	R. Daly	R. Duelks	M. Flowers	T. Gokey	B. Keller	M. Markus	E. Murray	A. Nazareth	A. Zavery
Age (as of August 16, 2023)	71	73	70	68	70	62	55	65	65	67	52
Tenure	16	6	16	14	2	4	8	10	1	2	4
Gender Diverse		●						●	●	●	
Racially or Ethnically Diverse — Mr. Brun, Ms. Carter and Mr. Flowers identify as Black/African American, and Mr. Zavery identifies as Indian/South Asian	●	●			●						●

Corporate Governance

Corporate Governance Highlights

The Company believes good governance is integral to achieving long-term shareholder value. We are committed to governance policies and practices that serve the interests of the Company and its stockholders. The Board monitors developments in governance best practices to ensure that it continues to meet its commitment to thoughtful and independent representation of stockholder interests.

The following table summarizes certain corporate governance practices:

BOARD OF DIRECTORS	STOCKHOLDER RIGHTS
• Strong independent board leadership • Majority independent directors—9 of the 11 director nominees are independent • Annual election of directors by majority of votes cast in uncontested elections • Directors required to offer to resign if they do not receive majority of votes cast in uncontested elections • Robust stock ownership guidelines and holding period requirements • Annual board and committee evaluation process • Mandatory retirement age of 72 unless director has served for less than eight years • Annual board compensation limits • Audit Committee members cannot serve on more than three public company audit committees • Directors expected to attend the annual meeting of stockholders • Lead independent director available to major stockholders	• Proxy access By-law provision • No poison pill • Stockholders owning 20% of the voting power of outstanding shares of Common Stock are able to call a special meeting

Board Structure and Operations

Board Meeting Attendance

Our Corporate Governance Principles provide that the directors are expected to attend regular Board meetings, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Each incumbent director attended 100% of the Board meetings and 95% of the meetings of Committees on which he or she served during 2023. In addition, our directors are expected to attend the Company's annual meeting of stockholders. All of our directors who were members of our Board at the time attended the 2022 Annual Meeting.

	2023 Meetings
Board	5
Audit	8
Compensation	6
Governance and Nominating	5

24
Total Board and Committee Meetings in 2023

100%
Board Meeting attendance in 2023

95%
Committee Meeting attendance in 2023

Beyond the Boardroom

Our Board is invested in the success of our business and their commitment extends beyond regularly scheduled Board and Committee meetings.

DIRECTOR EDUCATION	ON-SITE VISITS	REGULAR DISCUSSIONS
Directors are provided with and encouraged to participate in various external educational opportunities. In addition, we invite internal and external speakers to present to our Board on key topics, such as cybersecurity and regulatory compliance.	Directors periodically visit our different locations, including our production facilities, to interact directly with associates and better understand our operations and culture.	Directors meet regularly one-on-one with members of the executive team and senior management to ensure they stay informed and engaged with leadership.

Board Leadership Structure

Our Corporate Governance Principles do not specify a policy with respect to the separation of the positions of Chairman and CEO or with respect to whether the Chairman should be a member of management or a non-management director. The Board recognizes that there is no single, generally accepted approach to providing Board leadership, and given the dynamic and competitive environment in which we operate, the Board's leadership structure may vary as circumstances warrant.

The Board determined that the leadership of the Board is currently best led by a Chairman. The Chairman provides overall leadership to the Board in its oversight function, while the CEO provides leadership with respect to the day-to-day management and operation of our business. We believe the separation of the offices allows the Chairman to focus on managing Board matters and allows the CEO to focus on managing our business. To further enhance the objectivity of the Board, the directors, other than Mr. Gokey and Mr. Daly, are independent.

Mr. Daly serves as our Executive Chairman. He has the following duties and responsibilities as Chairman of the Board:

- Calling Board and stockholder meetings
- Presiding at Board and stockholder meetings
- Establishing Board meeting agendas, subject to approval of the Lead Independent Director

In addition to his role as Chairman of the Board, Mr. Daly's service as our former CEO and his many years of corporate governance expertise provide management with a valuable resource. Mr. Daly is an advisor to the CEO on regulatory matters, digital adoption and retail shareholder engagement. He is actively involved in the Company's engagement with regulators, trade associations, and other industry groups. He is also involved in retaining our clients and generating new client relationships.

Lead Independent Director

Mr. Brun serves as our Lead Independent Director to maintain the Board's strong leadership of independent directors. The Board believes that this structure provides the Company and the Board with strong leadership and appropriate independent oversight. The Board believes that having a Lead Independent Director vested with key duties and responsibilities and three Board Committees composed solely of independent directors and led by independent directors provides a formal structure for strong independent oversight of the Executive Chairman and the Company's management team. The Board meets in executive session led by Mr. Brun without the Executive Chairman or CEO at each regular Board meeting.

The Lead Independent Director's duties and responsibilities set forth in our Corporate Governance Principles include:

- Presiding at all meetings of the Board at which the Executive Chairman is not present, including executive sessions of the independent directors
- Serving as liaison between the Executive Chairman and the independent directors
- Approving meeting schedules, agendas and materials for the Board
- Having the authority to call meetings of the independent directors
- Acting as liaison between the independent directors and the CEO
- If requested by major stockholders, ensuring their availability for consultation and direct communication

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its Committees without Company management present. These executive sessions are chaired by the Lead Independent Director at Board meetings or by the independent Committee Chairs at Committee meetings. The independent directors met in executive session at all of the regularly scheduled Board and Committee meetings held in 2023. In addition, at least once a year, our independent directors meet to review the Compensation Committee's annual performance review of the CEO.

Committees of the Board

The Board has three standing Committees, each of which is comprised solely of independent directors and is led by an independent Chair: Audit Committee, Compensation Committee, and Governance and Nominating Committee. Each Committee operates under a written charter adopted by the Board, which are reviewed and updated annually as appropriate.

Audit Committee	Number of Meetings in 2023: 8

CURRENT MEMBERS:

Pamela L. Carter (Chair)	**Brett A. Keller**	**Annette L. Nazareth** ★
Robert N. Duelks	**Maura A. Markus**	**Thomas J. Perna**
Melvin L. Flowers ★	**Eileen K. Murray** ★	**Amit K. Zavery**

★ **Financial Expert**

PRIMARY RESPONSIBILITIES

The Audit Committee's responsibilities and authorities include assisting the Board in overseeing the following:

- The Company's systems of internal controls regarding finance, accounting, legal and regulatory compliance
- The Company's auditing, accounting and financial reporting processes generally
- The integrity of the Company's financial statements and other financial information provided by the Company to its stockholders and the public
- The Company's practices to ensure adequate risk assessment, risk management and business continuity, including oversight of our cybersecurity program
- The Company's compliance with legal and regulatory requirements
- The performance of the Company's Internal Audit Department and independent registered public accountants

In addition, in the performance of its oversight duties and responsibilities, the Audit Committee also reviews and discusses with management the Company's quarterly financial statements and earnings press releases as well as financial information and earnings guidance included therein; reviews periodic reports from management covering changes, if any, in accounting policies, procedures and disclosures; reviews management's assessment of the effectiveness of the internal control over financial reporting to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002; and reviews and discusses with the Company's internal auditors and with its independent registered public accountants the overall scope and plans of their respective audits.

INDEPENDENCE AND AUDIT COMMITTEE FINANCIAL EXPERTS

The Board has determined that each of the members of the Audit Committee is independent as defined by NYSE Listing Standards and the rules of the SEC applicable to audit committee members. The Board has determined that Mr. Flowers, Ms. Murray and Ms. Nazareth qualify as audit committee financial experts as defined in the applicable SEC rules, and that all Audit Committee members are financially literate.

Under the Company's Corporate Governance Principles, Audit Committee members are prohibited from serving on more than three public company audit committees.

Compensation Committee

CURRENT MEMBERS:

Maura A. Markus (Chair)	Brett A. Keller	Annette L. Nazareth

PRIMARY RESPONSIBILITIES

The Compensation Committee's responsibilities and authorities include:

- Reviewing the Company's compensation strategy
- Reviewing the Company's compensation disclosures in its annual Proxy Statement and Annual Report on Form 10-K filed with the SEC
- Reviewing corporate and individual goals relevant to the compensation of the CEO and other executive officers, and evaluate performance against those goals
- Reviewing the risks associated with the Company's compensation programs
- Approving the compensation of the CEO, Executive Chairman and all other executive officers
- Reviewing and making recommendations to the Board regarding the director compensation program
- Reviewing the Company's human capital strategies, initiatives and programs with respect to the Company's culture, talent, recruitment, retention and employee engagement, as well as diversity, equity, and inclusion ("*DEI*") matters

In addition, the Compensation Committee administers the Company's equity-based compensation plans and takes such other action as may be appropriate or as directed by the Board to ensure that the compensation policies of the Company are reasonable and fair.

As necessary, the Compensation Committee consults with Frederic W. Cook & Co. Inc. ("*FW Cook*") as its independent compensation consultant to advise on matters related to our executive officers' and directors' compensation and general compensation programs.

INDEPENDENCE

The Board has determined that each member of the Compensation Committee is independent as defined by NYSE Listing Standards. In addition, each member of the Compensation Committee is independent for purposes of the applicable SEC and tax rules.

Governance and Nominating Committee

Number of Meetings in 2023: 5

CURRENT MEMBERS:

Robert N. Duelks (Chair)　　　　　　　　　**Pamela L. Carter**

Eileen K. Murray　　　　　　　　　　　　　**Thomas J. Perna**

PRIMARY RESPONSIBILITIES

The Governance and Nominating Committee's responsibilities and authorities include:

- Identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each of the Company's annual meetings of stockholders
- Ensuring that the Audit, Compensation and Governance and Nominating Committees have the benefit of qualified and experienced independent directors
- Developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company
- Reviewing and overseeing the Board and Committee performance evaluation process
- Overseeing the Company's governance practices and ethics program
- Together with the full Board, advising management on the Company's environmental, social and governance (*"ESG"*) strategy, policies, programs and reporting

INDEPENDENCE

The Board has determined that each member of the Governance and Nominating Committee is independent as defined by NYSE Listing Standards.

Annual Board and Committee Evaluation Process

The Board conducts an evaluation of its performance and effectiveness as well as that of the three Committees on an annual basis. The purpose of the evaluation is to elicit feedback concerning how the Board and Committees are meeting their responsibilities and to identify opportunities to further improve performance. The Board has delegated to the Governance and Nominating Committee the responsibility to oversee the evaluation process and report the results thereof to the Board, using such resources or methods as it determines to be appropriate, which may include the use of an independent, third-party facilitator.

SURVEY OF DIRECTORS

Each member of the Board responds to an anonymous survey regarding the effectiveness of the Board and the Committees on which they serve, including soliciting areas for recommended improvement.

REVIEW OF FEEDBACK

The collective ratings and comments of the directors are compiled and then presented to the Governance and Nominating Committee by its Chair, and to the full Board for discussion and action.

IMPLEMENTATION OF FEEDBACK

Evaluation feedback is incorporated into Board practices and processes, as appropriate.

The Board's Oversight Role

The Board is responsible for overseeing the management of the Company, including a number of specific functions such as the development and execution of business and financial strategies and the effectiveness of Company policies and processes. In fulfilling this obligation, the Board considers the interests of the Company's stockholders and other stakeholders, including clients, employees, suppliers and the communities in which the Company operates, all of whom are essential to the Company's success. The Board delegates oversight for certain areas to each Committee based on their relevance to the subject matter of the Committee.



Risk Oversight

The responsibilities of the Board include oversight of the Company's risk management processes. The Board has two primary methods of oversight. The first method is through the Company's Enterprise Risk Management ("*ERM*") process through which the Board receives regular reports from management regarding the most significant risks facing the Company. The second is through the functioning of the Board's committees.

Enterprise Risk Management Process

The goal of the ERM process is to provide an ongoing procedure, effected at all levels of the Company across business units and corporate functions, to identify and assess risk, monitor risk, and agree on mitigating action. Central to Broadridge's risk management process is its Risk Committee, which oversees management's identification and assessment of the key risks in the Company and reviews the controls management has in place with respect to these risks. The Risk Committee is comprised of key members of management, including the President, Chief Financial Officer, Chief Legal Officer and other executive officers and senior executives of the Company.

A subcommittee of the Risk Committee, the Cybersecurity Council, provides additional oversight of Broadridge's cybersecurity risks. The Cybersecurity Council meets regularly and is comprised of senior executives representing a number of disciplines.

Management presents on the ERM program to the full Board annually and also provides the Board with quarterly updates on the Company's risk program and activities. In addition, at each quarterly Audit Committee meeting, management presents on the ERM program, highlighting a key risk topic, including legal and compliance risks, client and strategy risks, and systems and operations risks.

Management established the ERM process to ensure a complete Company-wide approach to risk over five distinct but overlapping core areas:

The risks that impact the Company's reputation, including failing to meet the expectations of its clients, investors, employees, regulators or the public

The risks that could impede the Company from achieving its strategic vision and goals



The risks related to the Company's legal and regulatory compliance requirements and violations of laws

The risks related to maintaining accurate financial statements, and timely and complete financial disclosures

The risks in the processes, people and technology the Company employs to achieve its strategy, normal business operations and cybersecurity

Compensation Program Risk

Management, with the assistance of FW Cook, performed an annual assessment of our compensation objectives, philosophy, and forms of compensation and benefits for all Broadridge employees, including the executive officers, to determine whether the risks arising from such policies or practices are reasonably likely to have a material adverse effect on the Company. A report summarizing the results of this assessment was reviewed and discussed with the Compensation Committee. The Compensation Committee concluded that Broadridge's compensation program does not create risks that are reasonably likely to have a material adverse effect on the Company.

The key design features in our compensation program that support this conclusion are:

- The compensation program's mix between fixed and variable compensation, annual and long-term compensation, and cash and equity compensation is designed to encourage strategies and actions that are in Broadridge's and its stockholders' long-term best interests
- Equity awards with multi-year vesting periods provide for significant long-term wealth creation for executive officers when the Company provides meaningful total shareholder return over a sustained period
- The Compensation Committee reviews and approves executive officer objectives to ensure that goals are aligned with the Company's business plans, achieve the proper risk/reward balance, and do not encourage unnecessary or excessive risk taking
- Incentive-based compensation of the executive officers is subject to recovery under Broadridge's Clawback Policy ("*Clawback Policy*")
- Broadridge maintains robust stock ownership guidelines and retention and holding period requirements
- Broadridge maintains a "double-trigger" Change in Control Severance Plan for Corporate Officers (the "*CIC Plan*") and an Officer Severance Plan (the "*Officer Severance Plan*") in order to retain executives while ensuring that they make the best decisions for the Company

Strategic Oversight

One of the Board's key responsibilities is overseeing the Company's strategy. All of our directors have an obligation to keep informed about the Company's business and strategy so they can provide guidance to management in formulating and developing plans and knowledgeably exercise their decision-making authority on matters of importance to the Company. Our Board regularly discusses the key priorities of our Company and advises on the Company's long-term strategy.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plan including its annual operating plan and acquisition performance
- At every regular Board meeting, the Board is provided with in-depth reviews of the Company's core businesses and related strategies and the Company's progress against its strategic goals in a rotation, such that each core business and related strategy is covered in detail annually
- Throughout the year and at almost every Audit Committee meeting, the Audit Committee members receive presentations on the status of the Company's acquisitions
- Our independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed

Cybersecurity Oversight

Our Chief Security Officer provides reports on the Company's cybersecurity program to the Audit Committee on a quarterly basis, including a report on our information security program prepared by an independent third-party cybersecurity services and consulting firm, and the full Board on an annual basis. Third-party cybersecurity experts present to the full Board on an annual basis.

Human Capital Management Oversight

Broadridge is focused on developing an inclusive and respectful work environment that allows our associates to reach their full potential professionally. The success of Broadridge's associates is key to the Company's success, and the Board and Compensation Committee both work with management to provide oversight on a broad range of human capital management topics.

Our human capital strategies are developed and managed by our Chief Human Resources Officer, who reports to the Chief Executive Officer, and are overseen by the Board and the Compensation Committee. The Board believes that succession planning and human capital management are vital to Broadridge's success. The Board is actively engaged and involved in executive officer talent management and provides input on important decisions in this area. The Board annually reviews the Company's leadership bench and succession planning and regularly meets with senior management. In addition, the Board receives regular updates on talent and other human capital matters such as culture, attrition and retention, and quarterly updates on our DEI initiatives and practices, including an annual update from our Chief Diversity Officer. The Compensation Committee's oversight includes initiatives and programs that concern our compensation, benefits, culture, talent, recruitment, retention and associate engagement.

ESG Oversight

The Board and the Governance and Nominating Committee oversee Broadridge's ongoing commitment to ESG matters. Our Environmental, Social and Governance Committee, a cross-functional executive committee of the Company (the "*ESG Committee*"), reports regularly to the Governance and Nominating Committee and annually to the Board on ESG matters. The ESG Committee also assists senior management of Broadridge in (a) setting general strategy relating to ESG matters, (b) developing, implementing and monitoring initiatives and policies based on that strategy, (c) overseeing communications with associates, investors and other stakeholders with respect to ESG matters, and (d) monitoring and assessing developments relating to, and improving Broadridge's understanding of, ESG matters.

Political Contributions Oversight

We believe it is in the best interests of the Company and its stockholders to engage constructively and responsibly in the public policy and political process to advance and protect our long-term interests. Therefore, we participate in the development of public policy that addresses issues affecting our industry, business, products, clients, associates and communities. We do so in various ways, including educational outreach to elected officials on key public policy issues related to the Company's business, and facilitating voluntary political giving by eligible associates and directors through the Broadridge Financial Solutions Political Action Committee (the "*Broadridge PAC*"). The Company's political activities and related spending reflects the interests of the Company and its stockholders, and not those of any individual director, officer or associate.

The Board has adopted a Political Contributions Policy to help ensure that any political contributions and expenditures are done in a manner consistent with the Company's commitment to the highest standards of ethics and business integrity and to protect and enhance shareholder value. In addition, the Board has oversight responsibility over the Company's political activities and reviews Broadridge PAC spending, corporate expenditures to influence public policy, dues and other contributions to trade associations, and the Company's lobbying priorities and activities.

Our Political Contributions Policy provides that no Company resources, including the use of Company premises, equipment or property, or Company funds, may be contributed to any federal, state or local political candidate, political committee (other than for the administrative or solicitation expenses of the Broadridge PAC, as permitted by law), political party, state ballot measure committee or to any other organization for the purpose of attempting to influence elections or ballot measures. Additionally, our Political Contributions Policy prohibits contributions to social welfare organizations formed under Section 501(c)(4) of the Internal Revenue Code of 1986, as amended (the "*Code*") and Code Section 527 political organizations.

We invite you to visit our Sustainability website at **broadridge.com/about/sustainability** to see our Political Contributions Policy and for certain disclosures regarding our political contributions and activities. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Stockholder Engagement and Director Communications

Stockholder Engagement

Our Board believes that regular communication with our stockholders is essential to our long-term success. Throughout the year, our CEO, CFO and Investor Relations team regularly engage with our stockholders at industry and investment community conferences, investor road shows, and analyst meetings. Discussion topics included Broadridge's business model, growth strategy, financial and sales performance, Company leadership, industry positioning, capital allocation model, acquisition strategy, capital return plan, and product and platform development.

Corporate governance and ESG engagement with our investors is also an important focus at Broadridge. During fiscal year 2023, Broadridge enhanced its stewardship engagement and invited our largest investors to discuss any topics they desire. Our Chief Legal Officer and our Corporate Secretary participated in these engagement efforts. We believe these engagement efforts with our stockholders will allow us to better understand our stockholders' priorities and perspectives and provide us with useful input concerning our corporate strategy, compensation program and ESG practices.

OUR ENGAGEMENT IN 2023

Held calls and meetings with over 450 current and prospective investors, including our 10 largest stockholders representing 42% of our outstanding shares

HOW WE ENGAGED WITH INVESTORS

- We invited our largest investors to discuss any topics they desire
- We regularly reported our investors' views to our Board
- We engaged with analysts through quarterly conference calls, our investor relations website, and meetings and calls

- Other members of the executive team participated in investor outreach
- We published our Sustainability Report

SELECT ENGAGEMENT TOPICS

- Broadridge's business model, growth strategy and financial performance
- Broadridge's environmental initiatives and disclosures, including development of a plan to reach net zero emissions
- Our human capital management and DEI initiatives
- Key risks to our business, including cybersecurity and data privacy

- Corporate governance matters, including composition of the Board of Directors
- Our Executive Leadership Team and executive compensation program

WE TOOK THE FOLLOWING ACTIONS IN RESPONSE TO OUR INVESTOR FEEDBACK:

- Transitioned from a two-year to a three-year performance period for performance-based restricted stock units ("*RSUs*") beginning with fiscal year 2024
- Initiated the evaluation of a plan to reach net zero emissions by 2050

- Continued environmental disclosures in line with the requirements of the Task Force on Climate-related Financial Disclosures ("*TCFD*")
- Maintained the inclusion of DEI and client satisfaction goals in the executive officer annual cash incentive program

We are committed to ensuring our retail investors have a chance to hear from our management team. In fiscal year 2023, Broadridge hosted a series of webcasts using our Virtual Shareholder Meeting technology to enable retail investors to submit live questions directly to Company management.

Management regularly communicates with the full Board and the relevant Board Committee regarding our investors' views. We have had success engaging with our stockholders to understand their questions or concerns, and we remain committed to these efforts on an ongoing basis. Also, our Lead Independent Director is available to meet with our major stockholders. We welcome feedback from all stockholders, who may contact our Investor Relations team by emailing **broadridgeir@Broadridge.com**.

Communications with the Board of Directors

All interested parties who wish to communicate with the Board or any of the non-management directors, may do so by writing to the Company's Corporate Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or emailing **CorporateSecretary@Broadridge.com**, and specifying the intended recipient. All such communications, other than unsolicited commercial solicitations or communications, will be forwarded to the appropriate director for review. Any such unsolicited commercial solicitation or communication not forwarded to the appropriate director will be available to any non-management director who wishes to review it. The Governance and Nominating Committee, on behalf of the Board, will review letters it may receive concerning the Company's corporate governance processes and will make recommendations to the Board based on such communications.

Sustainability Highlights

Sustainability is at the foundation of how we operate our company.

The Service-Profit Chain, which directly connects associate engagement, client satisfaction and the creation of shareholder value, has always been the foundation of our success and our commitment to a sustainable approach. As a result, responsible ESG practices are built into our growth strategy and execution.

Transparency and Reporting

Over recent years, we focused on bolstering our disclosures, including:

- Annual publication of a Sustainability Report with disclosures indexed to Sustainability Accounting Standards Board ("*SASB*") and TCFD frameworks
- Providing regular updates on our dedicated Sustainability webpages outlining our ESG-related initiatives and progress
- Launched a dedicated DEI website
- Enhanced disclosure of climate-related information in our annual Carbon Disclosure Project Climate Change Report
- Disclosure of our U.S. workforce diversity data aligned with our consolidated U.S. Equal Employment Opportunity Commission ("*EEO-1*") reporting

 ## Environment

- Reported our Scope 1 and 2 emissions data to capture company-wide Broadridge offices, facilities, and data centers
- Reported all 15 categories of Broadridge's Scope 3 emissions
- Received limited assurance by independent third party on our Scope 1, 2, and top Scope 3 emissions data
- Developing a plan to reach net zero greenhouse gas emissions by 2050
- Continued communications digitization efforts on behalf of our clients, significantly reducing the paper communications sent on behalf of our clients

 ## Social

- Support seven Associate Networks, including the launch of BeGreen in 2023 which provides a forum for associates to educate, encourage, and empower one another to improve our sustainability
- Advanced DEI programs and initiatives, including publication of our DEI Policy, and maintained a component of compensation tied to DEI for each member of our Executive Leadership Team
- Increased our employee engagement score to 81% overall favorable rating in fiscal year 2023 in the annual Great Place to Work® survey and 83% of our associates stated that Broadridge is a "great place to work"
- Received certification from Great Place to Work for our outstanding workplace culture in 14 countries
- Supported charitable causes and community focused action plans, with a special focus on access to quality education for at-risk youth, through the Broadridge Foundation
- Enabled associate community service efforts through our Volunteer Time Off and Matching Gift Program

 ## Governance

To inform our strategy and better understand our ESG risks, opportunities and issues, we conducted our first ESG materiality assessment in 2022. As part of this process, we focused on key stakeholders, including investors and analysts, regulators, employees, public companies, banks and brokers, institutional investors, mutual funds, communities where we work and live, investment advisers, and Broadridge as an enterprise.

The Board and the Governance and Nominating Committee oversee Broadridge's ongoing commitment to ESG matters and receive regular reports from our cross-functional executive ESG Committee. See "ESG Oversight" on page 32 of this Proxy Statement.

Our core business' governance solutions enable effective corporate governance for our clients. We are focused on fostering our own strong corporate governance practices to promote a culture of integrity, sustainable business and long-term value creation. See "Corporate Governance" on page 25 of this Proxy Statement.

Our Sustainability Report and more information on our ESG efforts are available on our website at **broadridge.com/about/sustainability**. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Other Corporate Governance Policies, Practices and Documents

Corporate Governance Principles

The Board adopted the Corporate Governance Principles to promote the effective functioning of the Board and its Committees, to promote the interests of stockholders, and to ensure a common set of expectations as to how the Board and its Committees, individual directors and management should perform their functions. The Board reviews and approves the Corporate Governance Principles annually.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "*Code of Business Conduct*") that applies to the Company's directors, officers, and associates, including the Company's principal executive officer, principal financial officer and chief accounting officer. All Broadridge associates, including executive officers and directors, are required, on an annual basis, to acknowledge receipt of and compliance with the Code of Business Conduct. The Company will post on its website any amendment to the Code of Business Conduct and any waiver of the Code of Business Conduct granted to any of its directors or executive officers to the extent required by applicable NYSE and SEC rules.

Website Access to Corporate Governance Documents

Copies of the charters of the Committees of the Board, Corporate Governance Principles, and Code of Business Conduct are available on our Investor Relations website at **broadridge-ir.com/governance/governance-documents** or by writing to the Company's Corporate Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or emailing **CorporateSecretary@Broadridge.com**. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Certain Relationships and Related Transactions

The Company maintains a written Related Party Transactions Policy. Under this policy, any transaction between the Company and a "related person" in which such related person has a direct or indirect material interest must be submitted to our Audit Committee for review, approval, or ratification.

A "related person" means a director, executive officer, nominee for election as a director of the Company or beneficial holder of more than five percent of the Company's outstanding Common Stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position) or is a beneficial owner of 10% or greater of a direct or indirect equity interest. Our directors and executive officers must promptly inform our Chief Legal Officer of any plan to engage in a potential related party transaction.

This policy requires our Audit Committee to be provided with full information concerning the proposed transaction, including the risks and benefits to the Company and the related person, any alternative means by which to obtain like products or services, and the terms of a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the Audit Committee will consider all relevant facts and circumstances, including the nature of the interest of the related person in the transaction and the terms of the transaction. Specific types of transactions are excluded from review under the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

In fiscal year 2023, the Company did not engage in any related party transaction in which the amount involved exceeded $120,000. In addition, the Code of Business Conduct prohibits Company personnel, including members of the Board, from exploiting their positions or relationships with Broadridge for personal gain. The Code of Business Conduct provides that there shall be no waiver of any part of the Code of Business Conduct, except by a vote of the Board or a designated committee, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect Broadridge. Any amendments to the Code of Business Conduct, or any waivers of its requirements, will be disclosed on our Investor Relations website at **broadridge-ir.com/governance/governance-documents**.

Compensation of Directors

Fiscal Year 2023 Non-Management Director Compensation

The compensation of our non-management directors is determined by the Compensation Committee upon review of recommendations from the Compensation Committee's independent compensation consultant, FW Cook. For fiscal year 2023, the directors' annual equity retainer was increased by $10,000 to $180,000, split equally between deferred stock units ("*DSUs*") and stock options.

All of our directors are non-management directors, other than Mr. Gokey and Mr. Daly, who are our CEO and our Executive Chairman, respectively. The compensation paid to Mr. Gokey is reflected in the "Summary Compensation" table on page 63 of this Proxy Statement. Although Mr. Daly is one of our executive officers, he is not a NEO for fiscal year 2023 because he is not one of the three most highly compensated executive officers for the year. A description of the Executive Chairman role is provided in the "Board Leadership Structure" section of this Proxy Statement. Mr. Gokey and Mr. Daly do not receive any additional compensation for their service on the Board.

Non-Management Director Compensation Structure



[1] DSUs and stock options vest at grant.

[2] Committee Chair and Committee retainers are paid in cash.

[3] Lead Independent Director additional retainer is paid $72,500 in cash and $57,500 in equity (split evenly between DSUs and stock options).

Cash Compensation

For fiscal year 2023, non-management directors received an annual retainer, of which $90,000 was paid in cash. Directors serving on Committees of the Board received an additional cash retainer as follows: $15,000 for Audit Committee members; $10,000 for Compensation Committee members; and $10,000 for Governance and Nominating Committee members. Committee Chairs received an additional cash retainer as follows: $20,000 for the Audit Committee Chair; $15,000 for the Compensation Committee Chair; and $15,000 for the Governance and Nominating Committee Chair. All retainers other than the Lead Independent Director's additional retainer are paid in cash on a quarterly basis.

Directors may participate in the Broadridge Director Deferred Compensation Plan (the "*Deferred Compensation Plan*") which allows them to defer their cash compensation into grants of DSUs that settle in shares of Common Stock. The number of DSUs awarded is determined by dividing the quarterly cash payment by the closing price of the Common Stock on the day before cash payments are made. This election is made annually prior to the beginning of the calendar year in which the retainers and fees are earned and is irrevocable for the entire calendar year. Accounts are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board. Participants' DSUs convert to shares of Common Stock upon their departure from the Board either in a lump sum amount or in installments for up to five years, as previously elected by the director.

Equity Compensation

Non-management directors received annual grants of stock options and DSUs under the 2018 Omnibus Award Plan (the "*2018 Omnibus Plan*") approved by the Company's stockholders at the 2018 annual meeting of stockholders. The number of shares comprising each director's equity awards is determined at the time of grant based on a 30-day average stock price prior to the distribution of meeting materials, and, for stock options, the binomial stock option valuation method.

- All stock options are granted with an exercise price equal to the closing price of Common Stock on the date of grant. All stock options granted to our non-management directors are fully vested upon grant and have a term of 10 years. Following separation from service on the Board, stock options held by directors expire at the earlier of the expiration of the option term and three years.
- All DSUs are granted at the same time as stock options, are fully vested upon grant, and will settle as shares of Common Stock upon the director's separation from service on the Board. DSUs are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board.

Stockholder-Approved Cap on Pay

Our stockholders approved a cap on non-management director pay as part of the 2018 Omnibus Plan. The cap imposes an annual limit of $750,000 on cash fees paid and equity awards that may be granted to any non-management director during the fiscal year. Our current compensation program for non-management directors is well below this limit.

Stock Ownership Guidelines

The stock ownership guidelines for the non-management directors provide that each non-management director is expected to accumulate an amount of Common Stock or DSUs equal in value to 10 times their annual cash retainer. Stock option awards and cash-settled phantom stock will not count as shares of Common Stock for purposes of this calculation.

In addition, the guidelines provide that:

- A non-management director should retain at least 50% of the net profit shares realized after the exercise of stock options until the 10 times annual cash retainer ownership level is reached. Net profit shares are the shares remaining after the sale of shares to fund payment of the stock option exercise price, tax liability and transaction costs owed due to exercise.
- After the ownership level is met, the non-management director must continue to hold at least 50% of future net profit shares for one year.

Due to the holding requirement, there is no minimum time period in which the directors are required to achieve the stock ownership multiple.

All of our non-management directors have met the stock ownership multiple, other than the five directors who have joined the Board since 2017 and are making progress toward meeting the multiple.

Other Compensation

Non-management directors may participate in the Broadridge Matching Gift Program (the "*Matching Gift Program*") up to a maximum Company contribution of $10,000 per calendar year.

The non-management directors are also reimbursed for their reasonable expenses in connection with attending Board and Committee meetings and other Company events.

Non-Management Director Compensation Table

The table below sets forth the compensation paid to our non-management directors in fiscal year 2023.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Leslie A. Brun	$162,500	$110,603	$110,725	$10,000	$393,828
Pamela L. Carter	$135,000	$ 83,855	$ 83,920	$10,000	$312,775
Robert N. Duelks	$130,000	$ 83,855	$ 83,920	$10,000	$307,775
Melvin L. Flowers	$105,000	$ 83,855	$ 83,920	$ 9,000	$281,775
Brett A. Keller	$115,000	$ 83,855	$ 83,920	$10,000	$292,775
Maura A. Markus	$130,000	$ 83,855	$ 83,920	$10,000	$307,775
Eileen K. Murray	$115,000	$ 83,855	$ 83,920	—	$282,775
Annette L. Nazareth	$115,000	$ 83,855	$ 83,920	$10,000	$292,775
Thomas J. Perna	$115,000	$ 83,855	$ 83,920	—	$282,775
Amit K. Zavery	$105,000	$ 83,855	$ 83,920	$ 6,700	$279,475

[1] Represents the amount of cash compensation payable for fiscal year 2023 Board and Committee service. Several directors deferred all or part of fiscal year 2023 cash compensation into grants of DSUs under the Deferred Compensation Plan: 761 DSUs (Mr. Keller); 419 DSUs (Ms. Markus); 390 DSUs (Ms. Murray); 761 DSUs (Ms. Nazareth); and 694 DSUs (Mr. Zavery).

[2] Represents the aggregate grant date fair value of the annual DSU awards granted during fiscal year 2023 (excluding DSUs granted under the Deferred Compensation Plan), computed in accordance with Financial Accounting Standards Board's Accounting Standards Codification 718, Compensation – Stock Compensation ("*FASB ASC Topic 718*"). See Note 16, "Stock-Based Compensation" to the consolidated financial statements included in our 2023 Form 10-K (the "*2023 Consolidated Financial Statements*") for the relevant assumptions used to determine the valuation of these awards. The total number of DSUs outstanding for each non-management director as of June 30, 2023 is as follows: 26,926 (Mr. Brun); 4,039 (Ms. Carter); 18,815 (Mr. Duelks); 1,133 (Mr. Flowers); 9,982 (Mr. Keller); 15,986 (Ms. Markus); 1,025 (Ms. Murray); 2,477 (Ms. Nazareth); 18,815 (Mr. Perna); and 5,456 (Mr. Zavery). These amounts include dividend-equivalent DSUs credited during fiscal year 2023 and exclude DSUs granted under the Deferred Compensation Plan.

[3] Represents the aggregate grant date fair value of option awards granted during fiscal year 2023 computed in accordance with FASB ASC Topic 718. See Note 16, "Stock-Based Compensation" to the 2023 Consolidated Financial Statements for the relevant assumptions used to determine the valuation of these awards. The total number of stock options outstanding for each non-management director as of June 30, 2023, all of which are exercisable, is as follows: 48,476 (Mr. Brun); 17,586 (Ms. Carter); 34,579 (Mr. Duelks); 5,090 (Mr. Flowers); 31,197 (Mr. Keller); 34,579 (Ms. Markus); 2,730 (Ms. Murray); 5,090 (Ms. Nazareth); 13,479 (Mr. Perna); and 10,678 (Mr. Zavery).

[4] Represents Company-paid contributions made to qualified tax-exempt organizations under the Matching Gift Program on behalf of the non-management directors.

Our Executive Officers

Name	Age	Position*
Timothy C. Gokey	62	CEO and Director
Christopher J. Perry	61	President
Richard J. Daly	70	Executive Chairman
Robert Schifellite	65	Corporate Senior Vice President, Investor Communication Solutions ("*ICS*")
Thomas P. Carey	52	Corporate Vice President, Global Technology and Operations ("*GTO*")
Douglas R. DeSchutter	53	Corporate Vice President, Bank Broker-Dealer, Customer Communications and Digital Center of Excellence ("*COE*")
Keir D. Gumbs	49	Corporate Vice President, Chief Legal Officer
Robert F. Kalenka	60	Corporate Vice President, ICS, Operations
Laura Matlin	64	Corporate Vice President, Deputy General Counsel and Chief Compliance Officer
Edmund L. Reese	49	Corporate Vice President, Chief Financial Officer
Richard J. Stingi	59	Corporate Vice President, Chief Human Resources Officer

*   As of September 1, 2023

Timothy C. Gokey is our CEO and a member of our Board. Mr. Gokey's biographical information is set forth in "Proposal 1—Election of Directors" on page 16 of this Proxy Statement.

Christopher J. Perry is our President. Mr. Perry served as our Corporate Senior Vice President, Global Sales, Marketing and Client Solutions since joining Broadridge in 2014 until he was appointed to his current role in 2020. Prior to joining Broadridge, Mr. Perry held numerous roles at Thomson Reuters and its predecessor, Thomson Financial. He was Global Managing Director of Risk for the Financial & Risk division of Thomson Reuters. In this role, he was the general manager of a global segment and was responsible for overseeing Governance, Risk, Compliance, as well as Pricing and Reference services. From 2011 to 2013, he was President, Global Sales & Account Management at the Financial & Risk division of Thomson Reuters. From 2006 to 2010, he served as President, Americas for Thomson Reuters and its predecessor, Thomson Financial. Earlier in his career, Mr. Perry worked for A-T Financial and PC Quote, after spending many years in institutional trading and retail brokerage with Kemper Financial's Blunt Ellis & Loewi unit. In 2021, Mr. Perry joined the board of directors of The RepTrak Company, a private reputation data and insights company. He also serves on the boards of the Make-A-Wish Foundation of New Jersey, the United Way of NYC, and is the Vice Chair of the Community Food Bank of NJ.

Richard J. Daly is the Executive Chairman of our Board and is our former CEO. Mr. Daly's biographical information is set forth in "Proposal 1—Election of Directors" on page 13 of this Proxy Statement.

Robert Schifellite served as President of our ICS business segment for over 15 years and was responsible for all aspects of that business, including the Regulatory, Data Driven Fund Solutions, Issuer and Customer Communication businesses. Mr. Schifellite joined ADP's Brokerage Services Group in 1992 as Vice President, Client Services. In 1996, he was promoted to Senior Vice President and General Manager of ICS. In 2007, when Broadridge became an independent company, he was appointed Corporate Vice President and head of the Bank, Broker-Dealer and Corporate Issuer Solutions businesses of our ICS segment. Mr. Schifellite was on the board of the JDRF – Long Island Chapter.

Thomas P. Carey is our Corporate Vice President, GTO. He is the President of our GTO business segment, a position he has held since October 2018, and is responsible for all aspects of that business. Prior to this role, Mr. Carey led Broadridge's International business with responsibility for all lines of business in the EMEA and APAC regions from 2017 to 2018. Mr. Carey joined ADP in 1992 and has held various roles with increasing responsibility at ADP and Broadridge, including as head of technology for the international business of ADP's Brokerage Services Group from 2001 to 2004, and Chief Operating Officer of the international business of ADP's Brokerage Services Group from 2004 to 2008. From 2009 to 2017, Mr. Carey led the international business of Broadridge's GTO segment.

Douglas R. DeSchutter is our Corporate Vice President, Bank Broker-Dealer, Customer Communications, and Digital COE. Effective October 1, 2023, Mr. DeSchutter will serve as Co-President of Broadridge's ICS business. In January 2023, Mr. DeSchutter was appointed to his current role and is responsible for our Bank Broker-Dealer business (U.S. and global proxy, prospectus, and class actions solutions), Customer Communications business (transactional print and digital solutions), and overall digital strategy. Mr. DeSchutter was responsible for our Customer Communications business from 2017 to 2022, our digital solutions business from 2015 to 2016, our U.S. regulatory communication services from 2012 to 2015, and our transactional reporting services business from 2009 to 2012. Mr. DeSchutter was our Chief Strategy and Business Development Officer, responsible for mergers and acquisitions and strategy, from 2007 to 2009. Prior to the spin-off of Broadridge from ADP in 2007, Mr. DeSchutter served in various capacities at ADP in corporate development and strategy. Prior to joining ADP in 2002, he was Vice President of Mergers & Acquisitions at Lehman Brothers focusing on the technology sector.

Keir D. Gumbs is our Corporate Vice President and Chief Legal Officer. He joined Broadridge in July 2021. Mr. Gumbs oversees our legal, compliance, and physical security teams, and helps lead Broadridge's policy efforts. He co-leads the Company's regulatory and government affairs activities and oversees the Company's ESG reporting and engagement. Prior to joining Broadridge, Mr. Gumbs served as the Deputy General Counsel and Deputy Corporate Secretary of Uber Technologies, Inc. Mr. Gumbs joined Uber in 2018 in the role of Deputy Corporate Secretary and Associate General Counsel, Global M&A, Real Estate, Payments, Marketing, Executive Compensation & Employee Benefits, Securities and Finance. Before Uber, Mr. Gumbs was a partner at Covington & Burling LLP from 2010 to 2018, and an associate from 2005 to 2010. At Covington, he focused on corporate governance, securities regulation and other corporate matters. Prior to Covington, Mr. Gumbs was a lawyer in the Division of Corporation Finance of the SEC over a six-year period, including serving as Counsel to an SEC Commissioner. Mr. Gumbs is the Chair of the Society for Corporate Governance and a member of the board of directors of NPower.

Robert F. Kalenka is our Corporate Vice President, ICS, Operations. Effective October 1, 2023, Mr. Kalenka will assume the role of President, Broadridge Customer Communications, and Chief Operations Officer, ICS. He is responsible for global facilities and the operations of our ICS business. In 2016, Mr. Kalenka's responsibilities were expanded to include the role of Chief Operations Officer of the Broadridge Customer Communications business within the ICS segment, where he leads the Operations and Client Relations teams. Mr. Kalenka joined ADP's Brokerage Services Group in 1992 in the Investor Communication Services Division as Director of Finance. He was promoted to Vice President of Operations of the Investor Communication Services Division in 1994, and again as Chief Operating Officer and Senior Vice President of the Investor Communication Services Division in 1999.

Laura Matlin is our Corporate Vice President, Deputy General Counsel and Chief Compliance Officer. As Deputy General Counsel, she is responsible for the international legal teams and helps set the department's strategy. In her role as Chief Compliance Officer, a role she added to her responsibilities in 2017, Ms. Matlin is responsible for coordinating our enterprise compliance program and is Co-Chair of the Company's Second Line Council, which is a committee of all of the risk and compliance functions at the Company that oversee risk and compliance for the entire organization. Prior to 2015, she served as the Company's Associate General Counsel, Chief Privacy Officer and Assistant Corporate Secretary since the spin-off of Broadridge in 2007. In addition, Ms. Matlin served as the acting Chief Human Resources Officer from 2014 to 2015. Prior to the spin-off, she served as Assistant General Counsel of ADP. Ms. Matlin joined ADP in 1997 as Corporate Counsel in ADP's Brokerage Services Group.

Edmund L. Reese is our Corporate Vice President and Chief Financial Officer. He joined the Company in November 2020 from the American Express Company, where he most recently served as Senior Vice President and CFO of the Global Consumer Services Group. He joined American Express in 2009 and held several financial leadership positions, including SVP–Head of Investor Relations and chief financial officer positions across the Global Lending, Travel and Global Business Services businesses. Prior to joining American Express, Mr. Reese held senior finance positions at Merrill Lynch and Citigroup Smith Barney. In October 2022, Mr. Reese joined the board of directors of The Hartford.

Richard J. Stingi is our Corporate Vice President, Chief Human Resources Officer. He was appointed our Chief Human Resources Officer in February 2021 after serving as Interim Chief Human Resources Officer from September 2020. He leads all aspects of Human Resources globally, including talent acquisition, organizational development, succession planning, and total rewards. Mr. Stingi joined Broadridge in 2013 to be the lead HR Business Partner for our GTO business and Corporate Functions. He expanded those responsibilities in 2019 to lead improvement and transformation initiatives across the Human Resources department. Prior to joining Broadridge, Mr. Stingi spent 22 years at Goldman Sachs as a Managing Director in their Human Capital Management Division.

Stock Ownership Information

Security Ownership of Executive Officers and Directors

The following table shows the number of shares of Common Stock beneficially owned by (a) each of our directors, (b) each of our director nominees, (c) each NEO and (d) by all directors, director nominees, and executive officers as of July 31, 2023, as a group.

Unless otherwise noted, the beneficial owners exercise sole voting and/or investment power over their shares. The address of each person named in the table below is c/o Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042.

Beneficial Owner	Number of Shares[1][2][3]	Percentage of Shares Beneficially Owned[4]
Leslie A. Brun	122,906	*
Thomas P. Carey	60,764	*
Pamela L. Carter	21,625	*
Richard J. Daly[5]	278,372	*
Robert N. Duelks[6]	76,800	*
Melvin L. Flowers	6,223	*
Timothy C. Gokey	656,787	*
Brett A. Keller	41,179	*
Maura A. Markus	58,413	*
Eileen K. Murray	3,755	*
Annette L. Nazareth	7,567	*
Thomas J. Perna	43,457	*
Christopher J. Perry	138,644	*
Edmund L. Reese	17,215	*
Robert Schifellite	142,372	*
Amit K. Zavery	16,139	*
All directors, director nominees, and executive officers as a group (21)	1,923,211	1.6%

* Represents beneficial ownership of less than one percent of the issued and outstanding shares of our Common Stock as of July 31, 2023.

[1] Includes unrestricted shares of Common Stock over which each director or executive officer has sole voting and investment power.

[2] Amounts reflect vested stock options and stock options that will vest within 60 days of July 31, 2023. If shares are acquired, the director or executive officer would have sole discretion as to voting and investment. The shares beneficially owned include: (i) the following shares subject to such options granted to the following directors or executive officers: 48,476 (Mr. Brun), 50,010 (Mr. Carey), 17,586 (Ms. Carter), 83,760 (Mr. Daly), 34,579 (Mr. Duelks), 5,090 (Mr. Flowers), 515,773 (Mr. Gokey), 31,197 (Mr. Keller), 34,579 (Ms. Markus), 2,730 (Ms. Murray), 5,090 (Ms. Nazareth), 13,479 (Mr. Perna), 70,784 (Mr. Perry), 12,066 (Mr. Reese), 92,058 (Mr. Schifellite), and 10,678 (Mr. Zavery); and (ii) 1,173,655 shares subject to such options granted to all directors and executive officers as a group.

[3] Amounts provided for each director, other than Mr. Gokey and Mr. Daly, include DSU awards which are fully vested upon grant, and will settle as shares of Common Stock upon the director's separation from service on the Board. The DSUs are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board.

[4] The percentage of shares beneficially owned is based upon 118,115,862 shares of Common Stock outstanding as of July 31, 2023.

[5] Includes 20,000 shares of Common Stock held by The EED 2012 Trust, 20,000 shares of Common Stock held by The KLD 2012 Trust, 9,484 shares of Common Stock held by The EED 2014 Trust, and 2,700 shares of Common Stock held by the Daly Family Grandchildren's 2020 Trust, trusts formed for the benefit of Mr. Daly's children and grandchildren. Mr. Daly and his wife are co-trustees of these trusts.

[6] Includes 6,275 shares indirectly owned by Mr. Duelks and his wife through BOMAR II LLC, the Robert N. Duelks Revocable Trust dated January 11, 2007 and the Mary E. Duelks Revocable Trust dated January 11, 2007. Ownership in BOMAR II LLC is held by various Grantor Retained Annuity Trusts in which Mr. Duelks and his wife act as trustees.

Five Percent Owners of Common Stock

Beneficial Owner	Number of Shares	Percentage of Shares Beneficially Owned[4]
The Vanguard Group, Inc.[1]	14,255,958	12.1%
BlackRock, Inc.[2]	10,628,720	9.0%
Morgan Stanley[3]	6,577,256	5.6%

[1] Based on information as of December 30, 2022 contained in a Schedule 13G/A filed on February 9, 2023 by The Vanguard Group, Inc. ("*Vanguard Group*"). Vanguard Group has sole dispositive power with respect to 13,764,722 shares of Common Stock, shared voting power with respect to 172,898 shares of Common Stock and shared dispositive power with respect to 491,236 shares of Common Stock. The address of Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[2] Based on information as of December 31, 2022 contained in a Schedule 13G/A filed on January 25, 2023 by BlackRock, Inc. ("*BlackRock*"), BlackRock reported sole voting power with respect to 9,768,809 shares of Common Stock and sole dispositive power with respect to 10,628,720 shares of Common Stock. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

[3] Based on information as of December 30, 2022 contained in a Schedule 13G/A filed on February 8, 2023 by Morgan Stanley, reported shared voting power with respect to 5,976,190 shares of Common Stock and shared dispositive power with respect to 6,575,789 shares of Common Stock. The address of Morgan Stanley is 1585 Broadway, New York, NY 10036.

[4] The percentage of shares beneficially owned is based upon 118,115,862 shares of Common Stock outstanding as of July 31, 2023.

Advisory Vote to Approve Compensation of Our Named Executive Officers (the Say on Pay Vote)

In recognition of the interest the Company's stockholders have in the Company's executive compensation policies and practices, and in accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended ("*Exchange Act*"), this proposal provides the Company's stockholders with an opportunity to cast an advisory vote on the compensation of the NEOs, as disclosed pursuant to the SEC's compensation disclosure rules in this Proxy Statement.

At the 2022 Annual Meeting, approximately 92% of the votes cast on the Say on Pay Vote were voted in favor of the proposal. The Compensation Committee discussed the results of this advisory vote in connection with its review of compensation decisions.

As described in more detail in the "Compensation Discussion and Analysis" beginning on page 45 of this Proxy Statement, the Company has adopted an executive compensation program that reflects the Company's philosophy that executive compensation should be structured to align each executive's interests with the interests of our stockholders. Provided below are a few highlights of our performance and our executive compensation policies and practices in fiscal year 2023.

2022 Say on Pay Vote



92%
APPROVAL

Pay for Performance. The mix of compensation elements for the NEOs, and particularly the CEO, is more heavily weighted towards variable, performance-based compensation than for the balance of the Company's executive officers. This is intended to ensure that the executives who are most responsible for overall performance and changes in shareholder value are held most accountable for results. For fiscal year 2023, approximately 91% of the target TDC of our CEO, Mr. Gokey, and approximately 81% of the target TDC of our other NEOs (on average), is at risk and tied primarily to the growth and profitability of the Company.

Broadridge demonstrated another year of strong growth in fiscal year 2023. In line with the Company's strong overall financial performance in fiscal year 2023, the annual cash incentive payments for the NEOs ranged from 92% to 106% of their targets. In addition, because of our strong EPS performance in fiscal years 2022 and 2023, performance-based RSU awards for the performance period ended in fiscal year 2023 were earned at approximately 104% of their target amounts.

Based on these factors, the Compensation Committee concluded that fiscal year 2023 compensation was well aligned with our performance for the year and that the connection between pay and performance is strong.

The stockholder vote on this proposal is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs. This vote is advisory and will not be binding on the Company. However, the Board and the Compensation Committee will review and consider the voting results when evaluating future compensation decisions relating to our NEOs. The Company has included in this Proxy Statement a proposal regarding the frequency of the Say on Pay Vote, and the Board has recommended that stockholders vote for "One Year" to approve, on an advisory basis, an annual Say on Pay Vote. Unless the Board modifies its policy, the next Say on Pay Vote will be held at the 2024 Annual Meeting.

 The Board recommends a vote FOR the approval of the compensation of our Named Executive Officers as disclosed in this Proxy Statement

Executive Compensation

Compensation Discussion and Analysis

This section of the Proxy Statement explains the design and operation of our executive compensation program with respect to the following NEOs listed in the "Summary Compensation" table on page 63.

Our Named Executive Officers



TIMOTHY C. GOKEY
CEO and Director



EDMUND L. REESE
Corporate Vice President and Chief Financial Officer



CHRISTOPHER J. PERRY
President



ROBERT SCHIFELLITE
Corporate Senior Vice President, ICS*



THOMAS P. CAREY
Corporate Vice President, GTO

CD&A Roadmap

Our Compensation Discussion and Analysis is presented as follows:

EXECUTIVE SUMMARY	2023 COMPENSATION DESIGN AND DETERMINATION	ROLES AND PROCESSES FOR EXECUTIVE COMPENSATION DECISION-MAKING	COMPENSATION GOVERNANCE
Provides an overview of our executive compensation practices, programs and processes, as well as our key principles.	Explains executive compensation decisions made for fiscal year 2023.	Discusses the roles of the Compensation Committee, their compensation consultant, and management, as well as peer group formation.	Discusses the Company's stock ownership and retention and holding periods, Clawback Policy, Insider Trading Policy, prohibition on hedging and pledging, severance plan, the use of employment agreements and offer letters and Section 162(m).
Page 46	**Page 50**	**Page 57**	**Page 60**

*   Mr. Schifellite passed away in September 2023.

Executive Summary

Philosophy and Objectives of our Executive Compensation Program

The philosophy underlying our executive compensation program is founded on three primary principles, which include:

HIRE AND MOTIVATE TALENTED EXECUTIVES	PAY FOR PERFORMANCE	ALIGN COMPENSATION WITH STOCKHOLDER VALUE
Compensation is market competitive to attract, engage and retain executives who will help ensure our future success. Program is designed to motivate and inspire behavior that fosters a high-performance culture while maintaining a reasonable level of risk and adherence to the highest standards of corporate governance.	Program provides a clear connection between compensation and performance. A significant portion of each executive's pay varies based on organizational, business unit and individual performance.	Interests of our executives are aligned with stockholders by heavily weighting compensation towards variable, performance-based incentives. We use a combination of short-term and long-term incentives to motivate our executives to meet performance goals in a manner that supports our long-term strategic objectives, with a significant portion of our executives' compensation opportunity linked to our Common Stock.

Elements of our Executive Compensation Program

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value. We have a combination of pay elements and a majority of our NEOs' target TDC is performance based, with the objective of balancing short- and long-term decision-making in support of our business strategy.

Element	Form	Performance Measures and Key Terms	Objective
Base Salary	Fixed cash	• Reviewed annually and adjusted when appropriate based on the executive's responsibility, performance, and market competitiveness	Attract and retain executive talent
Annual Cash Incentive	Variable cash	• **70%** Financial Goals 　■ Compensation Adjusted Fee-Based Revenue (15%) 　■ Compensation Adjusted Earnings Before Taxes ("*EBT*") (35%) 　■ Closed Sales (20%) • **5%** Client Satisfaction Goal • **25%** Strategic and Leadership Goals (including DEI goals)	Reward annual performance based on key financial and operational measures that align with our business strategy
Long-Term Equity Incentives	**50%** performance-based RSUs (*"PRSUs"*)	• 30-month total vesting period, including a two-year performance period • Compensation Adjusted EPS Goals **NEW for 2024**: three-year performance and vesting period	Reward performance on achievement of long-term financial results
	50% Stock Options	• Vest 25% per year, subject to continued employment • Only have value if Company performance results in stock price appreciation	Directly align the interest of management with those of stockholders

2023 Compensation Highlights

The Company has adopted an executive compensation program that reflects the Company's philosophy that executive compensation should be structured to align each executive's interests with the interests of our stockholders. Provided below are a few highlights of our performance and our executive compensation policies and practices.

Balanced Incentive Metrics Supporting our Strategy	● The performance metrics utilized for the Company's annual cash incentive and long-term equity incentive compensation align with Broadridge's operating plan and the goal of creating shareholder value. For fiscal year 2023, these included: **Annual Cash Incentive:** ■ Fee-Based Revenue is the foundation for the Company's future growth ■ Adjusted EBT is a key measure of annual corporate performance ■ Closed Sales is an important measure for expected future revenue, which drives the Company's growth ■ Client Satisfaction targets to emphasize the importance of client retention to the achievement of Broadridge's financial goals ■ Strategic and leadership goals reinforce the importance of the Company's non-financial strategic objectives **Long-Term Equity Incentive:** ■ Adjusted EPS is a primary measure of long-term corporate profitability and is intended to provide alignment with stockholders' interests and hold executives accountable for the long-term performance of the Company ● Strong engagement and leadership displayed by our NEOs drives a clear line of sight to these metrics across the Company. Line of sight is the degree to which an employee can understand how their contributions influence the performance measures being evaluated
Compensation Aligned with Performance	● We believe that aligning our executives' incentives with Broadridge's strategic goals is critical to attain long-term strategic success. ● Annual cash incentive payments to the NEOs for fiscal year 2023 ranged from 92% to 106% of their targets. ● Our NEOs' actual TDC for fiscal year 2023 reflects the Company's strong overall financial performance. ● PRSU awards for the performance period ended in fiscal year 2023 were earned at approximately 104% of target, reflecting average fiscal years 2022 and 2023 Compensation Adjusted EPS performance that exceeded our target goals.
Transition to Three-Year Performance Period for PRSUs	For fiscal year 2024, Broadridge will transition from a two-year performance period to a three-year performance period for our PRSUs. This change was made to better align our program with prevalent market practices and be responsive to commentary provided by some investors as part of our annual investor engagement process.
Risk Mitigation and Corporate Governance Policies and Practices	Broadridge has certain policies in place to minimize excessive risk taking such as a Clawback Policy and a policy that prohibits the hedging or pledging of the Company's securities. In addition, in consultation with FW Cook, the Compensation Committee reviewed the compensation programs for all Broadridge employees and concluded that these programs do not create risks that would be reasonably likely to have a material adverse effect on the Company.
Diversity, Equity, and Inclusion Component of Officer Annual Cash Incentive	Broadridge is committed to diversity, equity, and inclusion. We recognize that developing and maintaining diverse talent, and having people of all backgrounds, experiences and identities is not only an important social obligation, but also a critical component to our continued growth and success in providing award-winning service for our clients and, ultimately, in creating value for stockholders. In fiscal year 2023, Broadridge again had a component of compensation tied to DEI for each NEO.
Consistent Say-on-Pay Support	At the 2022 Annual Meeting, stockholders continued their strong support of our executive compensation program with approximately 92% of the votes cast in favor of the proposal. Based on the results, the Compensation Committee believes that the Company's current executive compensation program is aligned with the interests of the Company's stockholders. Accordingly, the Compensation Committee decided to retain the core elements and pay for performance design of our executive compensation program for fiscal year 2023.

Select Performance Highlights

Fiscal year 2023 was another year of strong financial results for Broadridge. Our compensation metrics and performance for fiscal year 2023 are highlighted below.

Dollars in Millions except per share amounts.



(1)   The adjusted measures presented in this section are Non-GAAP measures. For information on the Company's use of Non-GAAP financial measures, see "Non-GAAP Financial Measures" beginning on page 92 of this Proxy Statement.

(2)   Our performance-based compensation metrics include Non-GAAP financial measures that are further adjusted as set forth in the 2018 Omnibus Plan. We refer to these measures as "Compensation Adjusted" measures. For information on the Company's use of these metrics, see "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 93 of this Proxy Statement.

(3)   Closed Sales is one of our key performance indicators because it is a useful metric for investors in understanding how management measures and evaluates our ongoing operational performance. For the definition of Closed Sales, see "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 93 of this Proxy Statement.

Compensation Governance Best Practices

Our target TDC aligns with our pay for performance compensation design to incentivize our CEO and other NEOs for short-term and long-term objectives that align with shareholder value creation. The Company has the following policies and practices in place to minimize excessive risk taking and meet best practices in compensation governance.

	✓ **What We Do**	✗ **What We Don't Do**
Competitive Compensation Design	✓ Design compensation programs that do not encourage excessive risk taking ✓ Engage an independent compensation consultant for the Compensation Committee that does no other work for the Company ✓ Require minimum vesting periods for awards granted to associates, subject to limited exceptions ✓ Require executives to agree to be bound by a restrictive covenant agreement containing non-competition, non-solicitation and confidentiality provisions	✗ Provide tax gross-ups in the event of a change in control ✗ Pay dividends or dividend equivalents as a part of our long-term incentive program before vesting of the underlying shares occurs ✗ Provide excessive perquisites for our officers or directors ✗ Permit stock option repricing without stockholder approval or grants of discount stock options
Pay for Performance	✓ Require a majority of NEO target compensation be performance based ✓ Provide stockholders an annual Say on Pay Vote	
Compensation Policies	✓ Maintain a comprehensive Clawback Policy that requires the Company to recover incentive compensation in the event of an accounting restatement, and permits recovery for an officer's intentional misconduct ✓ Maintain a severance policy that provides for double-trigger change in control for cash payments and equity vesting ✓ Prohibit hedging or pledging of the Company's securities by our executive officers, directors, and employees ✓ Maintain robust stock ownership guidelines for executive officers, including a rigorous 6x base salary requirement for the CEO ✓ Have stock retention and holding period requirements	✗ No liberal recycling of shares ✗ No single-trigger vesting on a change in control

2023 Compensation Design and Determination

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value.

Our goal is to position total target compensation at the median of the external market for the NEOs. On an individual basis, target compensation for each NEO may be set above or below median based on a variety of factors, including time in position, sustained performance over time, readiness for promotion, and skill set and experience relative to external market counterparts. We have a combination of pay elements and a majority of our NEOs' target TDC is performance based, with the objective of balancing short- and long-term decision-making in support of our business strategy.

The following graphics illustrate the predominance of variable and performance-based compensation in our NEO compensation. Details on each component are described in this section.

Executive Total Target Compensation Mix

CEO



9%
Base Salary

13%
Annual Cash
Incentive

91%
Variable

79%
Long-Term
Equity Incentive

Other NEO[1]



19%
Base Salary

23%
Annual Cash
Incentive

81%
Variable

58%
Long-Term
Equity Incentive

[1] Other NEO target TDC is an average of the annualized total compensation of Mr. Reese, Mr. Perry, Mr. Schifellite, and Mr. Carey.

Base salary

The Compensation Committee reviews the base salaries of the NEOs in the first quarter of the Company's fiscal year. For fiscal year 2023, the Compensation Committee determined the following adjustments to the NEOs' base salaries based on their performance and market competitiveness of each executive officer's base salary.

Name	Fiscal Year 2022 Base Salary	Change	Fiscal Year 2023 Base Salary
Timothy C. Gokey	$975,000	5.1%	$1,025,000
Edmund L. Reese	$630,000	7.1%	$ 675,000
Christopher J. Perry	$659,917	5.0%	$ 692,913
Robert Schifellite	$665,819	6.0%	$ 705,768
Thomas P. Carey[1]	$485,377	16.0%	$ 563,037

[1] Mr. Carey's base salary was paid in GBP and converted to USD based on the exchange rate of 1 GBP = 1.26252 USD as of June 30, 2023 for purposes of this table.

Incentive Compensation

Broadridge provides both annual and long-term performance-based compensation to all executive officers, including the NEOs. The 2018 Omnibus Plan provides the structure for incentive compensation, including annual cash and equity awards for our NEOs and all other eligible associates. The Officer Bonus Plan provides the framework for the calculation and payment of annual performance-based cash incentives to our NEOs and other executive officers.

The following discussion contains information regarding certain performance measures and goals. These measures and goals are disclosed in the limited context of our executive compensation program and are defined in "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 93 of this Proxy Statement. Investors should not apply these measures and goals to other contexts.

Annual Cash Incentive Compensation

For fiscal year 2023, the Compensation Committee determined that the performance measures of the annual cash incentive awards for the NEOs would be calculated as follows:



FINANCIAL GOALS

The Compensation Committee considers the achievement of financial goals to be the most relevant measure of the Company's overall business performance for the year; therefore, the financial goals are the most heavily weighted factor.

CORPORATE FINANCIAL GOALS

The corporate financial goals used to score the annual cash incentives of the NEOs are set forth below.

Compensation Adjusted Fee-Based Revenue[1]
Increasing the Company's fee-based revenues is a foundation for future growth.



Compensation Adjusted EBT[1]
Key measure of annual corporate performance, alignment with stockholder interests.



Closed Sales[1]

Lead to expected future revenue, driving the Company's growth.



ACHIEVEMENT

WEIGHT[2]	THRESHOLD		MAX	% OF BONUS TARGET EARNED
20%	$198 (50% of Target)	$283 Target	$368 (200% of Target)	78.0%

$246

[1] Dollars are presented in millions and amounts are rounded. For information on how these metrics are calculated, see the "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 93 of this Proxy Statement.

[2] For Mr. Schifellite and Mr. Carey, the weighting of each measure is half of what is indicated on the table above.

The Compensation Committee determined that the financial goals above are aligned with the Company's long-term growth and profitability objectives. The Compensation Committee established threshold, target and maximum performance levels for each financial goal. Each level represents a different performance expectation considering factors such as the Company's prior year performance and the Company's operating plan growth goals.

BUSINESS SEGMENT FINANCIAL GOALS

In addition to the corporate financial goals, annual cash incentives for Mr. Schifellite and Mr. Carey include business segment financial goals for Compensation Adjusted Fee-Based Revenue, Compensation Adjusted Earnings Before Interest and Taxes ("*EBIT*"), and Closed Sales. Determination of annual cash incentives for Mr. Schifellite and Mr. Carey are based on achievement of both the corporate financial goals and business segment financial goals for their respective businesses, which are weighted equally.

In determining the business segment financial goals, the Compensation Committee considers annual and long-term financial goals, operational plans, strategic initiatives and the prior year's actual results, to establish performance goals that are challenging yet attainable. For fiscal year 2023, business segment financial goals for both ICS and GTO were set above the prior year's achievement level, except for the ICS Closed Sales goal, which was set above the prior year's target level. Targets related to the business segment financial goals are not provided in this Proxy Statement, as the Company believes such disclosure would cause competitive harm. Achievement levels for fiscal year 2023 were as follows.

	Compensation Adjusted Fee-Based Revenue	Compensation Adjusted EBIT[1]	Closed Sales
Mr. Schifellite **Corporate Senior Vice President, ICS**	95%	95%	175%
Mr. Carey **Corporate Vice President, GTO**	115%	114%	0%

[1] For information on how these metrics are calculated, see the "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 93 of this Proxy Statement.

CLIENT SATISFACTION GOAL

We embrace the concept of the Service-Profit Chain, which directly connects employee engagement, client satisfaction, and the creation of shareholder value. In furtherance of this principle, client satisfaction is a component of every full-time associate's compensation because of the importance of client retention to the achievement of Broadridge's financial goals, especially its Recurring fee revenue goals.

Our annual client satisfaction survey uses a Net Promoter Score to provide client insight into our products and services. The Net Promoter Score is a metric that takes the form of a single survey question asking respondents to rate the likelihood that they would recommend Broadridge's products or services to a peer or colleague. The results are tabulated by product or solution, covering 52 Broadridge products, and weighted by the total revenue of each product or solution.

The Compensation Committee sets threshold, target and maximum Net Promoter Score goals for the Officer Bonus Plan at the beginning of the fiscal year. In order to earn a payout over 100% of target, an improvement of 4.3% or more from fiscal year 2022 is required. In fiscal year 2023, we achieved a Net Promoter Score within the targeted range, resulting in achievement of 100% of target for this component of the Officer Bonus Plan.

STRATEGIC AND LEADERSHIP GOALS

Strategic and leadership achievement is included as a component of each NEO's annual cash incentive to reinforce the importance of the Company's non-financial strategic objectives. These goals are set at the beginning of the fiscal year and vary by NEO. Our CEO's goals align with five key performance expectations, including financial, strategic growth, human capital, operational excellence and client goals. The goals of all other NEOs also align with these priorities. Each NEO's set of metrics was considered in the strategic and leadership assessment score determined by the Compensation Committee based on a holistic evaluation of the NEO's strategic and leadership performance.

Broadridge recognizes that developing and maintaining diverse talent and employing people of all backgrounds, experiences and identities is a critical component to the Company's continued growth and success, in providing award-winning service for our clients and, ultimately, an engaging place for our associates. As a result, the Compensation Committee established DEI objectives for the executive officers as part of their strategic and leadership goals, including goals to increase the representation of women and racially or ethnically diverse associates.

The Compensation Committee considered the achievement of each of these strategic and leadership objectives in its assessment of each NEO's performance and concluded that performance was strong in fiscal year 2023. As a result, the Compensation Committee determined to pay each NEO between 98%-110% of the target on the strategic and leadership goals portion of their cash incentive award.

FISCAL YEAR 2023 ANNUAL INCENTIVE COMPENSATION PAYMENTS

The results of the annual incentive award calculations for fiscal year 2023 are detailed below.[1]

Name	Base Salary as of June 30, 2023	Target as % of Base	Target ($)	Financial (70%)	Client Satisfaction (5%)	Strategic and Leadership (25%)	Earned as % of Target	Earned ($)
Timothy C. Gokey	$1,025,000	x 150%	$1,537,500	93%	100%	110%	97%	$1,497,756
Edmund L. Reese	$ 675,000	x 100%	$ 675,000	93%	100%	110%	97%	$ 657,551
Christopher J. Perry	$ 692,913	x 140%	$ 970,078	93%	100%	98%	94%	$ 915,899
Robert Schifellite	$ 705,768	x 130%	$ 917,498	106%	100%	110%	106%	$ 974,980
Thomas P. Carey[2]	$ 563,037	x 125%	$ 703,796	87%	100%	102%	92%	$ 644,079

[1]   Achievement amounts are rounded to the nearest whole percent.

[2]   Mr. Carey was paid in GBP and amounts were converted to USD based on the exchange rate of 1 GBP = 1.26252 USD as of June 30, 2023 for purposes of this table.

Long-Term Equity Incentive Compensation

The purpose of long-term equity incentive compensation is to align executive officer financial interests with those of stockholders, and to improve our long-term profitability and stability through the attraction and retention of superior talent.

The Company grants both stock options and PRSUs to its executive officers annually to reinforce key business strategies.

Each executive officer has an annual long-term equity incentive target grant denoted in terms of a dollar value, which is typically allocated equally between stock options and PRSUs. The Compensation Committee considers recommendations from the CEO with regard to grants of stock options and PRSUs to executive officers other than himself. The Compensation Committee retains full responsibility for approval of individual grants. Beginning with fiscal year 2024, Broadridge will transition from a two-year performance period to a three-year performance period for PRSUs.

Details on the annual long-term equity awards for fiscal year 2023 are provided in the table below.

Type of Equity	Vesting	Terms
Stock Options	Vest 25% per year on the anniversary date of the grant, subject to continued employment with the Company.	• The exercise price equals the Common Stock closing price on the date of the grant (i.e., fair market value) • Stock options have a 10-year maximum term • The number of stock options is determined by dividing the target value by the option's binomial value[1][2]

Year 1 **Vest 25%**	Year 2 **Vest 25%**	Year 3 **Vest 25%**	Year 4 **Vest 25%**

| **Performance-Based RSUs** | Vest on April 1st of the calendar year following the applicable two-year performance period, subject to continued employment with the Company. These awards have time-based vesting after the achievement of performance goals, resulting in a 30-month total vesting period from date of award to date of vesting. | • The performance criterion is average Compensation Adjusted EPS for the two prior fiscal years. For fiscal year 2023, this is the average Compensation Adjusted EPS for fiscal years 2022 and 2023
• The number of shares that can be earned based on performance ranges from 0% to 150% of the total target PRSUs
• The dollar target is converted into a target number of PRSUs based on the 30-day average prior to grant[2] |

2 Year **Performance Period**	Additional 6 Month **Vesting Period**

[1] The binomial value is determined using a binomial option-pricing valuation model under FASB ASC Topic 718 and based on a 30-day average closing price of Common Stock prior to grant.

[2] The use of an average Common Stock closing price for purposes of converting dollar value targets into shares is intended to reduce the impact of short-term stock price volatility on individual awards, thereby mitigating the risk of a windfall or impairment to the award opportunity.

2023 LONG-TERM EQUITY INCENTIVE AWARD GRANTED

In August 2022, the Compensation Committee approved the fiscal year 2023 long-term equity incentive award targets for the NEOs, taking into account the review of the market analysis completed by FW Cook, and the NEOs' ongoing roles and impact on the organization.

The Compensation Committee approved the grant of the following long-term incentive awards during fiscal year 2023, which were split evenly between stock option and PRSU awards:

Fiscal Year 2023 Long-term Equity Incentive Awards Granted

Name	Total Annual Value
Timothy C. Gokey	$9,475,000
Edmund L. Reese	$2,150,000
Christopher J. Perry	$2,625,000
Robert Schifellite	$1,825,000
Thomas P. Carey	$1,650,000



50% Performance-based RSUs

50% Stock Options

PERFORMANCE-BASED RSU AWARDS EARNED IN FISCAL YEAR 2023

For PRSUs granted in 2021, the Compensation Committee set and evaluated Compensation Adjusted EPS goals for the two-year performance period ended in fiscal year 2023. Following completion of the performance period, the Compensation Committee determined that the NEOs earned approximately 104% of the PRSU target award amounts, due to the achievement of average Compensation Adjusted EPS for fiscal years 2022 and 2023 of $6.78. Broadridge's annual Compensation Adjusted EPS achievement for fiscal years 2022 and 2023 was $6.57 and $6.99, respectively. The earned PRSUs will vest and convert into shares of our Common Stock in April 2024, provided that the officer remains actively employed with Broadridge on the vesting date.

Compensation Adjusted EPS[1]

Aligns with Stockholder Interests

ACHIEVEMENT



THRESHOLD		MAX	% OF PRSU TARGET EARNED
$6.78			
$5.91 (50% of Target)	$6.72 Target	$7.53 (150% of Target)	104%

[1] For information on how these metrics are calculated, see the "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" section of this Proxy Statement.

Additional Benefits

Retirement Plans[1]

401(k)	SORP	ERSP	UK GROUP PERSONAL PENSION
Our U.S.-based NEOs are provided retirement benefits on the same terms as those offered to other U.S.-based employees through the 401(k) Plan. The 401(k) Plan allows employees to save for retirement on a tax-deferred or Roth after-tax basis, and Broadridge makes matching contributions to the 401(k) Plan to encourage participation in this plan.	Mr. Gokey and Mr. Schifellite participate in the Supplemental Officer Retirement Plan (the "*SORP*"). The SORP provides supplemental benefits to certain executive officers and was intended to support the objective of attracting and retaining key talent by improving the competitiveness of our rewards package and tying the receipt of value to continued tenure through a defined retirement age. The SORP closed to new participants on January 1, 2014.	The Amended and Restated Broadridge Executive Retirement and Savings Plan (the "*ERSP*") is a defined contribution restoration plan that mirrors the 401(k) Plan for a select group of US-based executives. The ERSP allows for voluntary deferrals of base salary and/or cash incentives and employer contributions above the qualified plan limitations. SORP participants are eligible to defer cash compensation into the ERSP but are not eligible for Company matching.	Mr. Carey participates in the Group Personal Pension ("*GPP*") which provides 12% of base salary into his pension plan or as a gross allowance. The GPP is a defined contribution arrangement for our UK-based employees. The Plan allows employees to save for their retirement in a tax efficient manner, with contributions from both the employee and Broadridge. There are limits as to the total amount that can be contributed into such plans for high earners, and Broadridge provides a cash allowance to Mr. Carey of 10,000 GBP to account for this limitation.

Benefits and Perquisites[2]

ASSOCIATE BENEFITS	EXECUTIVE RETIREE HEALTH INSURANCE	PERQUISITES
Our NEOs receive health and welfare benefits during active employment on the same terms as those offered to other employees in their respective country.	All U.S.-based NEOs who terminate employment with the Company after they have attained age 55 and have at least 10 years of service are eligible to participate in our Executive Retiree Health Insurance Plan. This plan is a post-retirement benefit plan that helps defray the health costs of eligible key executive retirees and qualifying dependents until they are entitled to benefits under Medicare.	Broadridge provides the NEOs with a Company-paid car or car allowance. The Broadridge Foundation provides up to $10,000 per calendar year in matching of charitable contributions made to qualified tax exempt organizations in the U.S. on behalf of executive officers. In addition, the Company paid Mr. Carey's United Kingdom and U.S. tax preparation fees. The Compensation Committee reviewed these perquisites in fiscal year 2023 and determined that they are in line with perquisites provided by companies with which Broadridge competes for talent.

[1]   See "Pension Benefits" and "Non-Qualified Deferred Compensation" on pages 68 and 69 in this Proxy Statement, respectively, for further information regarding Broadridge's retirement plans.

[2]   See the "All Other Compensation" table on page 64 of this Proxy Statement for more information regarding the perquisites provided to the NEOs.

Roles and Processes for Executive Compensation Decision-Making



REVIEW (JULY - SEPTEMBER)

- Review operating goals and budget
- Approve target compensation for the CEO and other NEOs, including annual cash incentive and long-term incentive compensation

- Review and approve annual cash incentive objectives for the CEO and other NEOs, including financial, client satisfaction and strategic and leadership objectives for the coming fiscal year

- Financial goals are aligned to fiscal year operating plan
- Strategic and leadership goals include DEI goals

EVALUATE (SEPTEMBER - JUNE)

- Review year-to-date financial performance relative to peers and goals

- Review progress towards financial, business and strategic and leadership objectives

- Review market compensation trends, including market studies and peer group benchmarking by the Compensation Consultant for the following year
- Review peer group composition for the following year

GRANT (OCTOBER)

- Performance-based RSUs granted

GRANT (FEBRUARY)

- Stock options granted

APPROVE (JULY - AUGUST OF FOLLOWING YEAR)

- Approve annual cash incentive achievement, including financial, client satisfaction and strategic and leadership goals
- Approve achievement of EPS goals for performance-based RSUs

Role of the Compensation Committee and Board of Directors

The Compensation Committee has oversight of all compensation elements provided to Broadridge's executive officers, including the NEOs.

The Compensation Committee plays a significant role in the evaluation of Broadridge's executive compensation strategies and policies to ensure that our executive compensation program supports our long-term business strategies and enhances our performance and return to stockholders while not creating undue risk. Among its duties, the Compensation Committee determines and approves the total compensation of our CEO and approves the compensation for the remainder of our executive officers after taking into account the CEO's recommendations including:

- Review and approval of corporate incentive goals and objectives relevant to compensation
- Evaluation of the competitiveness of each executive officer's total compensation package
- Approval of any changes to the total compensation package, including base salary, annual cash incentive and long-term equity incentive award opportunities

Role of the Independent Compensation Consultant

The Compensation Committee engages FW Cook as its independent compensation consultant to provide compensation market analysis and insight with respect to the compensation of our executive officers and directors. In addition, FW Cook gives the Compensation Committee advice regarding selection of the Peer Group companies (as defined below), market competitive compensation, executive compensation trends, guidance on industry best practices and pay for performance alignment, drafting of compensation-related disclosures, and governance and regulatory updates. FW Cook also provides ongoing assistance in the design and structure of the variable incentive plans, including the selection of performance metrics and the setting of performance goals.

In addition, at the request of the Compensation Committee, during fiscal year 2023, FW Cook conducted a peer group review of the alignment between the Company's performance and realizable pay over Broadridge's most recently completed one- and three-fiscal year periods for the NEOs. The analysis indicated Broadridge's executive compensation program generally maintains a strong pay for performance orientation and does not indicate material weakness in design or performance goals. The performance factors reviewed as part of this analysis were revenue growth, operating income growth and return on invested capital.

The Compensation Committee annually reviews the independence of FW Cook and, in fiscal year 2023, concluded that FW Cook is independent, and their work has not raised any conflicts of interest. FW Cook reports to the Compensation Committee, does not perform any other services for the Company, and has no economic or other ties to the Company or the management team that could compromise their independence or objectivity.

Role of Management

Our CEO makes recommendations to the Compensation Committee with respect to the base salaries, annual cash incentive awards and long-term equity incentive awards for executive officers, within the framework of the executive compensation program approved by the Compensation Committee and taking into account FW Cook's review of market competitive compensation data on behalf of the Compensation Committee. These recommendations are based upon the CEO's assessment of each executive officer's performance, the performance of the individual's respective business or function, and retention considerations. The Compensation Committee considers the CEO's recommendations in its sole discretion. Our CEO does not make recommendations with respect to his compensation.

Peer Group Selection and Market Data

Broadridge refers to a peer group in establishing executive officer target compensation. The list of companies determined to be Broadridge's peers for executive officer compensation benchmarking purposes is reviewed annually by the Compensation Committee. Fiscal year 2023 target compensation was determined by the Compensation Committee taking into account the Peer Group set out below.

Peer Group data is considered a primary source of information for the determination of both market practices and market compensation levels for the NEOs. As there is limited data on positions other than the CEO and CFO in the Peer Group data, the Compensation Committee also reviews data from two global survey sources related to general industry and technology companies, size-adjusted for Broadridge's total revenues, or in the case of the roles of Mr. Schifellite and Mr. Carey, size-adjusted for the total revenues of the businesses they manage, when it considers the market competitiveness of NEO compensation levels and/or market practices. The survey providers utilized were Willis Towers Watson and Aon Radford. The Compensation Committee does not review the specific companies included in these surveys.

HOW THE PEER GROUP WAS CHOSEN	HOW WE USE THE PEER GROUP
• Comparable businesses operating in similar industries • Within a reasonable range of revenue, market capitalization, operating income, total assets, and number of employees compared to Broadridge, with revenue and market capitalization as the primary measures • Similar cost structures, business models, and compensation models • Similar level of global presence	• As a reference point to assess the competitiveness of base salary, incentive targets, and TDC awarded to the NEOs • As information on market practices in connection with compensation plan design, share utilization, share ownership guidelines and perquisites • To compare Company performance and validate whether executive compensation programs are aligned with Company performance

PEER GROUP COMPANIES

The Compensation Committee, with the assistance of FW Cook determined that the following 14 companies are Broadridge's peers for fiscal year 2023 compensation benchmarking purposes (the "*Peer Group*"):

- Bread Financial Holdings, Inc.[1]
- Equifax, Inc.
- Euronet Worldwide, Inc.
- Fidelity National Information Services, Inc.
- Fiserv, Inc.
- Gartner, Inc.
- Global Payments Inc.
- Intercontinental Exchange, Inc.
- Jack Henry & Associates, Inc.
- Paychex, Inc.
- SS&C Technologies Holdings, Inc.
- Verisk Analytics, Inc.
- The Western Union Company
- IHS Markit Ltd.[2]



■ Broadridge   ■ Peer Group Median

Revenues[3]
Broadridge: $5.7
Peer Group Median: $5.0

Operating Income[3]
Broadridge: $0.7
Peer Group Median: $1.2

Market Capitalization[3]
Broadridge: $16.8
Peer Group Median: $28.6

---

[1] Bread Financial, formerly Alliance Data Systems Corporation, changed its name in March 2022.

[2] IHS Markit Ltd. merged with S&P Global in February 2022. The company will be removed from next year's peer group.

[3] Financials shown are based on FW Cook's June 2022 executive compensation review which was used to inform fiscal 2023 target compensation levels. Dollar amounts shown in billions.

Compensation Governance

Stock Ownership Guidelines and Retention and Holding Period Requirements

The Company's robust stock ownership guidelines reinforce the objective of increasing equity ownership of the Company among executive officers in order to more closely align their interests with those of our stockholders. The ownership guidelines are based on each executive officer acquiring and holding a total equity value at least equal to a specified multiple of his or her annual base salary. The multiples of base salary by executive officer position are:

Level	Multiple of Base Salary
Chief Executive Officer, Executive Chairman	6x
President	4x
Chief Financial Officer	3x
All other Corporate Senior Vice Presidents and Corporate Vice Presidents	2x

✔ WHAT COUNTS:	✖ WHAT DOESN'T COUNT:
✔ Shares owned outright ✔ Shares beneficially owned by direct family members (spouse, dependent children) ✔ Shares held in the executive's account under a 401(k) plan or other savings plan	✖ Unexercised stock options ✖ Unvested time- and performance-based RSUs

The Compensation Committee has also established stock retention and holding period requirements for the executive officers. Specifically:

- An executive officer should retain at least 50% of the net profit shares realized after the exercise of stock options or vesting of RSUs until the ownership level is reached. Net profit shares are the shares remaining after the sale of shares to finance payment of the stock option exercise price, taxes and transaction costs owed at exercise or vesting.

- After the ownership level is met, the executive officer must continue to hold at least 50% of future net profit shares for one year.

All executive officers were in compliance with the stock retention requirement in fiscal year 2023. Additionally, 82% of our executive officers as of June 30, 2023 met their ownership multiples. The remaining executive officers were appointed within the last three years and are making progress toward meeting their ownership multiples.

Clawback Policy

The SEC recently approved listing standards relating to executive officer incentive payment clawback and disclosure rules proposed by the national securities exchanges, including the NYSE. Effective October 2, 2023, we amended and restated our Clawback Policy so that it satisfies the requirements of the NYSE final listing standards. In addition to the listing standard rules, our amended and restated Clawback Policy covers certain fault based actions described in the following table. Our Clawback Policy covers former and current executive officers, requires the Company to recover incentive compensation in the event of an accounting restatement (including "little r" restatements as defined in the policy), and permits the Company to recover incentive compensation in the event of an executive officer's intentional misconduct or materially inaccurate performance calculation as follows:

SITUATION	POTENTIAL RECOVERY[1]
Award was based upon the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with financial reporting requirements by the Company	Recovery of the excess incentive-based compensation paid during a three-year period preceding the restatement If the executive officer's intentional misconduct or other wrongful conduct enumerated in the policy contributed to the circumstances requiring a restatement, then the Company may seek to recover all of the executive officer's incentive-based compensation and not just the excess amount
Executive officer engaged in intentional misconduct, or other wrongful conduct enumerated in the policy, which caused material financial or reputational damage to Broadridge	May recover up to all of the executive officer's incentive-based compensation during the three-year period preceding the relevant activity
Incentive payments are made due to a materially inaccurate performance calculation	May recover up to all of the excess incentive-based compensation paid during the three-year period preceding the discovery of the inaccurate calculation

[1]   Incentive-based compensation does not include awards that vest solely on the basis of completion of a specified employment period, awards that vest solely upon the occurrence of certain non-financial events or strategic event, salaries, discretionary bonuses, or bonuses paid based on subjective standards.

Insider Trading Policy and Prohibition on Hedging and Pledging

Our Insider Trading policy is applicable to all Company officers, directors and employees and clarifies the obligations of Broadridge's officers, directors, and employees with respect to securities law prohibitions against insider trading. The policy also provides that the Company's officers, directors, certain employees or their immediate family members, family trusts or other controlled entities cannot engage in any transaction in Broadridge securities (including purchases, sales, gifts, broker assisted cashless exercises of stock options and the sale of Common Stock acquired pursuant to exercise of stock options) without first obtaining the approval of the Company's Chief Legal Officer or Corporate Secretary, or in their absence, the Company's Chief Compliance Officer, during a defined window period when they are not in possession of material non-public information about the Company.

In addition, the policy prohibits the Company's officers, directors and employees from engaging in short sales and the purchase of any financial instrument, including prepaid variable forward contracts, equity swaps, put options, collars and exchange funds, or otherwise engaging in a transaction that is designed to, or may reasonably be expected to have the effect of, hedging or offsetting any decrease in the market value of Broadridge securities, and also prohibits holding Broadridge securities in a margin account or pledging Broadridge securities as collateral for a loan.

Employment Agreements and Offer Letters

Thomas Carey. Broadridge has an employment agreement in place with Mr. Carey in accordance with local practice in the United Kingdom. This agreement provides for an annual base salary, annual cash incentive on Company and individual performance, equity compensation and participation in our CIC Plan and Officer Severance Plan and Company-wide benefit plans. Either party may terminate Mr. Carey's employment by giving six months written notice, provided that the Company may provide Mr. Carey pay in lieu of notice.

Other NEOs. Each NEO is an "at-will" employee. The Compensation Committee approves all offers to executive officers joining Broadridge. Each offer includes customary elements of our compensation program (salary, annual cash incentive and long-term equity incentives), as well as one-time, transition compensation components or such other components required by law. These components were designed to

attract the executives to Broadridge to deliver take-home compensation in the first year of employment approximating target compensation for the given role within our peer group and to compensate for value forfeited when leaving prior employment. The Compensation Committee and management focus on developing a compelling compensation package that is consistent with our pay for performance philosophy and rewards for creating shareholder value.

Section 162(m)

Section 162(m) of the Code generally places a limit of $1 million on the amount of compensation a public company can deduct in any year for each of its "covered employees" (which includes the current and certain former NEOs). The Compensation Committee believes that its primary responsibility is to provide a compensation program that is designed to attract, retain, and reward the executive talent necessary for the success of the Company. The Compensation Committee considers the factors discussed above in setting the compensation of the NEOs, and it does not take into account the limit on deductibility under Section 162(m).

Severance Plans

Broadridge has a CIC Plan and a separate Officer Severance Plan covering all executive officers, which includes all NEOs. These plans were established to enhance recruitment and retention of senior officers who are key to our long-term success without the necessity of having separate employment agreements. In addition, the CIC Plan protects and enhances shareholder value by encouraging executive officers to evaluate potential transactions with independence and objectivity and ensuring continuity of management prior to and after a transaction.

In the event that an executive officer is due benefits or payments under both the Officer Severance Plan and the CIC Plan, the executive officer would be eligible to receive the greater of the benefits and payments and the more favorable terms and conditions determined on an item-by-item basis.

See "Potential Payments upon a Termination or Change in Control" beginning on page 70 of this Proxy Statement for further information regarding the CIC Plan and the Officer Severance Plan.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on such reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's 2023 Proxy Statement and be incorporated by reference in the 2023 Form 10-K.

Compensation Committee of the Board of Directors

Maura A. Markus, *Chair*
Brett A. Keller
Annette L. Nazareth

Executive Compensation Tables

Summary Compensation

Name	Year	Salary[1]	Bonus	Stock Awards[3]	Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
Timothy C. Gokey **CEO**	2023	$1,016,667	—	$3,936,728	$4,796,017	$1,497,756	$ 936,348	$ 51,762	$12,235,278
	2022	$ 962,500	—	$3,701,756	$3,655,242	$1,694,379	$ 0	$ 54,351	$10,068,228
	2021	$ 900,000	—	$3,138,849	$3,380,445	$1,664,550	$1,120,315	$ 48,997	$10,253,156
Edmund L. Reese **Corporate Vice President and CFO**	2023	$ 667,500	—	$ 893,280	$1,088,268	$ 657,551	—	$131,405	$ 3,438,004
	2022	$ 625,000	—	$ 809,684	$ 799,559	$ 615,049	—	$113,285	$ 2,962,577
	2021	$ 352,308	$528,000[2]	$1,599,377	$ 375,602	$ 369,044	—	$ 36,308	$ 3,260,639
Christopher J. Perry **President**	2023	$ 687,413	—	$1,090,550	$1,328,696	$ 915,899	—	$197,149	$ 4,219,707
	2022	$ 656,713	—	$1,017,875	$1,005,192	$1,094,839	—	$198,662	$ 3,973,281
	2021	$ 640,696	—	$ 888,170	$ 956,538	$1,067,041	—	$187,842	$ 3,740,287
Robert Schifellite **Corporate Senior Vice President, ICS**	2023	$ 699,110	—	$ 758,147	$ 923,766	$ 974,980	$ 659,340	$ 67,428	$ 4,082,771
	2022	$ 660,535	—	$ 821,223	$ 811,011	$1,097,579	$ 0	$ 70,275	$ 3,460,623
	2021	$ 634,113	—	$ 718,433	$ 773,726	$1,034,556	$1,025,376	$ 57,895	$ 4,244,099
Thomas P. Carey **Corporate Vice President, GTO**	2023	$ 550,094	—	$ 685,563	$ 835,156	$ 644,079	—	$301,836	$ 3,016,728

[1] Mr. Carey is paid in GBP. Amounts were converted to USD based on the exchange rate of 1 GBP = 1.26252 USD as of June 30, 2023 for purposes of this table.

[2] Reflects Mr. Reese's $528,000 one-time sign-on bonus paid in fiscal year 2021 in connection with his hiring to partially make him whole for incentive compensation forfeited upon his departure from his former employer.

[3] Reflects PRSUs granted under the 2018 Omnibus Plan. Amounts in this column represent the aggregate grant date fair value of the PRSUs computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. See Note 16, "Stock-Based Compensation," to the 2023 Consolidated Financial Statements, for the relevant assumptions used to determine the valuation of these awards. The amounts shown reflect the grant date fair value based upon the probable outcome of the performance conditions as of the grant date. The maximum value of the PRSUs granted in fiscal year 2023 assuming achievement of the highest level of performance is: Mr. Gokey: $5,905,024; Mr. Reese: $1,339,920; Mr. Perry: $1,635,756; Mr. Schifellite: $1,137,152; and Mr. Carey: $1,028,276.

[4] Reflects stock options granted under the 2018 Omnibus Plan. Amounts in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Please see Note 16, "Stock-Based Compensation," to the 2023 Consolidated Financial, for the relevant assumptions used to determine the valuation of these awards. The fair value of each option award is estimated on the date of grant using the binomial stock option valuation method.

[5] Represents annual incentive cash compensation based on performance of the NEOs during the corresponding fiscal year, which was paid to the NEOs in the following fiscal year. Mr. Carey's annual cash incentive was paid in GBP and converted to USD based on the exchange rate of 1 GBP = 1.26252 USD as of June 30, 2023 for purposes of this table.

[6] Represents changes in the actuarial present value of each participating NEO's benefit under the SORP.

[7] Please see the All Other Compensation table on page 64 of this Proxy Statement for additional information.

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits[2]	Tax Reimbursements	Company Contributions to Defined Contribution Plans[4]	Insurance Premiums[5]	Matching Charitable Contributions[6]	Total
Timothy C. Gokey	2023	$15,632	$ 0	$ 24,090	$2,040	$10,000	$ 51,762
	2022	$20,046	$ 0	$ 22,265	$2,040	$10,000	$ 54,351
	2021	$13,512	$ 0	$ 23,444	$2,041	$10,000	$ 48,997
Edmund L. Reese	2023	$15,000	$ 0	$104,377	$2,028	$10,000	$131,405
	2022	$21,370	$ 0	$ 79,960	$1,955	$10,000	$113,285
	2021	$ 8,808	$ 0	$ 16,389	$1,111	$10,000	$ 36,308
Christopher J. Perry	2023	$16,860	$ 0	$168,251	$2,038	$10,000	$197,149
	2022	$23,550	$ 0	$163,092	$2,020	$10,000	$198,662
	2021	$15,000	$ 0	$160,853	$1,989	$10,000	$187,842
Robert Schifellite	2023	$16,423	$ 0	$ 36,465	$2,040	$12,500	$ 67,428
	2022	$24,544	$ 0	$ 33,703	$2,028	$10,000	$ 70,275
	2021	$13,875	$ 0	$ 32,045	$1,975	$10,000	$ 57,895
Thomas P. Carey[1]	2023	$28,005	$211,780[3]	$ 55,012	$3,039	$ 4,000	$301,836

[1] Mr. Carey was paid in GBP. Amounts were converted to USD based on the exchange rate of 1 GBP = 1.26252 USD as of June 30, 2023 for purposes of this table.

[2] For Mr. Gokey and Mr. Schifellite includes actual costs to the Company of leasing automobiles used for personal travel, automobile insurance and other maintenance costs. For Mr. Reese, Mr. Perry and Mr. Carey includes a car allowance paid by the Company. For Mr. Gokey (fiscal years 2022 and 2023), Mr. Perry (fiscal years 2022 and 2023), Mr. Reese (fiscal year 2022), and Mr. Schifellite (fiscal year 2022) includes an amount paid by the Company on behalf of their spouses who accompanied them on business travel. For Mr. Carey includes fees related to his United Kingdom and U.S. tax preparation services and one week of unused holiday pay which was paid pursuant to our policies in the United Kingdom.

[3] Mr. Carey is provided income to cover his U.S. and New York tax obligations to place his total taxes to be equivalent to what they would be if he was based solely in London.

[4] Represents contributions made by the Company to the 401(k) Plan and the ERSP on behalf of the U.S.-based NEOs, and for Mr. Carey, Company contributions into the GPP and cash allowances in lieu of GPP contributions that would otherwise be provided to Mr. Carey.

[5] Represents life insurance, accidental death and dismemberment and long-term disability premiums paid by the Company on behalf of the U.S. executives and life assurance and income protection provided to Mr. Carey.

[6] Represents Company-paid contributions made to qualified U.S. tax-exempt organizations on behalf of the NEOs under the Matching Gift Program. The Company matches 100% of all contributions made by its executive officers to qualified tax-exempt organizations, up to a maximum Company contribution of $10,000 per calendar year.

Grants of Plan-Based Awards

The following table sets forth information with respect to all plan-based awards granted to our NEOs in fiscal year 2023. See the "Outstanding Equity Awards at Fiscal Year-End" table for the outstanding stock option awards and unvested stock awards held by each of the NEOs as of June 30, 2023.

Name	Grant Date	Committee Award Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Timothy C. Gokey			$768,750	$1,537,500	$3,075,000							
	01-Oct-2022[4]	15-Sep-2022				14,318	28,637	42,955				$3,936,728
	15-Feb-2023[5]	15-Feb-2023								135,366	$144.67	$4,796,017
Edmund L. Reese			$337,500	$ 675,000	$1,350,000							
	01-Oct-2022[4]	15-Sep-2022				3,249	6,498	9,747				$ 893,280
	15-Feb-2023[5]	15-Feb-2023								30,716	$144.67	$1,088,268
Christopher J. Perry			$485,039	$ 970,078	$1,940,156							
	01-Oct-2022[4]	15-Sep-2022				3,966	7,933	11,899				$1,090,550
	15-Feb-2023[5]	15-Feb-2023								37,502	$144.67	$1,328,696
Robert Schifellite			$458,749	$ 917,498	$1,834,996							
	01-Oct-2022[4]	15-Sep-2022				2,757	5,515	8,272				$ 758,147
	15-Feb-2023[5]	15-Feb-2023								26,073	$144.67	$ 923,766
Thomas P. Carey			$351,899	$ 703,797	$1,407,594							
	01-Oct-2022[4]	15-Sep-2022				2,493	4,987	7,480				$ 685,563
	15-Feb-2023[5]	15-Feb-2023								23,572	$144.67	$ 835,156

[1] Amounts consist of the threshold, target and maximum annual cash incentive award levels made pursuant to the Officer Bonus Plan. Amounts in the threshold awards column represent 50% of the target award which corresponds to the minimum performance level required for a payout of the award. Amounts in the maximum awards column represent 200% of the target award which corresponds to the maximum payout of the award. Actual amounts paid to the NEOs are reported in the Non-Equity Incentive Plan Compensation column of the "Summary Compensation" table with respect to fiscal year 2023. Mr. Carey's non-equity incentive plan award is paid in GBP and converted to USD based on the exchange rate of 1 GBP = 1.26252 USD as of June 30, 2023 for purposes of this table.

[2] Amounts consist of the threshold, target and maximum PRSU awards granted in fiscal year 2023 under the 2018 Omnibus Award Plan. Amounts in the threshold awards column represent 50% of the target award which corresponds to the minimum performance level required for a payout of the award. Amounts in the maximum awards column represent 150% of the target award which corresponds to the maximum payout of the award.

[3] These amounts are valued based on the aggregate grant date fair value of the award determined pursuant to FASB ASC Topic 718, and based on the probable outcome of the performance condition in the case of PRSUs. See Note 16, "Stock-Based Compensation," to the 2023 Consolidated Financial Statements, for a discussion of the relevant assumptions used in calculating these amounts.

[4] Represents PRSUs granted under the 2018 Omnibus Plan on October 1, 2022 that will vest and convert to Common Stock on April 1, 2025, provided that pre-set financial performance goals are met over the fiscal years 2023 and 2024 performance cycle. Named Executive Officers can earn from 0% to 150% of their stated PRSU award amount in shares of Common Stock.

[5] Represents stock option awards granted under the 2018 Omnibus Plan on February 15, 2023, that will vest ratably over the next four years on the anniversary of the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding unexercised stock options and unvested stock and equity incentive plan awards for each of the NEOs as of June 30, 2023.

	Option Awards				Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights That Have Not Vested
Timothy C. Gokey	72,222	0	$ 50.95	09-Feb-2025[2]				
	61,349	0	$ 51.95	08-Feb-2026[3]				
	59,395	0	$ 67.32	10-Feb-2027[4]				
	46,561	0	$ 93.88	12-Feb-2028[5]				
	99,831	0	$ 98.31	11-Feb-2029[6]				
	94,407	31,470	$117.34	04-Feb-2030[7]				
	54,558	54,559	$148.07	12-Feb-2031[8]				
	27,450	82,350	$144.84	14-Feb-2032[9]				
	0	135,366	$144.67	15-Feb-2033[10]				
					23,951	$ 3,967,004[12]		
							28,637	$ 4,743,146[13]
Edmund L. Reese	6,062	6,062	$148.07	12-Feb-2031[8]				
	6,004	18,014	$144.84	14-Feb-2032[9]				
	0	30,716	$144.67	15-Feb-2033[10]				
					5,238	$ 867,570[12]		
							6,498	$ 1,076,264[13]
Christopher J. Perry	18,239	0	$ 98.31	11-Feb-2029[6]				
	29,559	9,854	$117.34	04-Feb-2030[7]				
	15,438	15,438	$148.07	12-Feb-2031[8]				
	7,548	22,647	$144.84	14-Feb-2032[9]				
	0	37,502	$144.67	15-Feb-2033[10]				
					6,585	$ 1,090,674[12]		
							7,933	$ 1,313,943[13]
Robert Schifellite	23,877	0	$ 93.88	12-Feb-2028[5]				
	28,015	0	$ 98.31	11-Feb-2029[6]				
	21,589	7,197	$117.34	04-Feb-2030[7]				
	12,487	12,488	$148.07	12-Feb-2031[8]				
	6,090	18,272	$144.84	14-Feb-2032[9]				
	0	26,073	$144.67	15-Feb-2033[10]				
					5,313	$ 879,992[12]		
							5,515	$ 913,449[13]
Thomas P. Carey	5,969	0	$ 93.88	12-Feb-2028[5]				
	7,163	0	$ 93.88	12-Feb-2028[11]				
	14,712	0	$ 98.31	11-Feb-2029[6]				
	11,375	3,792	$117.34	04-Feb-2030[7]				
	7,274	7,274	$148.07	12-Feb-2031[8]				
	3,517	10,551	$144.84	14-Feb-2032[9]				
	0	23,572	$144.67	15-Feb-2033[10]				
					3,068	$ 508,153[12]		
							4,987	$ 825,997[13]

[1] Market values are calculated using the closing stock price of Common Stock on the last trading day of fiscal year 2023 of $165.63 per share.

[2] Represents annual stock options granted on February 9, 2015. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

(3)   Represents annual stock options granted on February 8, 2016. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

(4)   Represents annual stock options granted on February 10, 2017. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

(5)   Represents annual stock options granted on February 12, 2018. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

(6)   Represents annual stock options granted on February 11, 2019. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

(7)   Represents annual stock options granted on February 4, 2020. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(8)   Represents annual stock options granted on February 12, 2021. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(9)   Represents annual stock options granted on February 14, 2022. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(10)   Represents annual stock options granted on February 15, 2023. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(11)   Represents one-time special award of stock options granted on February 12, 2018. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

(12)   Represents PRSUs awarded on October 1, 2021. Amounts shown in the table reflect shares underlying the PRSUs that were earned, which represented 103.7% of the original grant amounts. These PRSUs will vest and convert to shares of Common Stock on April 1, 2024, subject to continued employment by the Company of the NEO through the vesting date.

(13)   Represents PRSUs awarded on October 1, 2022. This PRSU award will vest and convert to shares of Common Stock on April 1, 2025, provided that pre-set financial performance goals are met over the fiscal years 2023 and 2024 performance cycle. The NEOs can earn from 0% to 150% of their stated PRSU award amount in shares.

Option Exercises and Stock Vested

The following table provides information regarding the number of stock options that were exercised by NEOs and the number of PRSU and RSU awards that vested during fiscal year 2023, and the value realized from the exercise or vesting of such awards.

First Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Timothy C. Gokey	0	$ 0	34,277	$5,023,980
Edmund L. Reese	0	$ 0	2,709	$ 403,581
Christopher J. Perry	4,179	$ 344,336	9,699	$1,421,582
Robert Schifellite	80,256	$9,372,489	7,845	$1,149,842
Thomas P. Carey	18,317	$2,254,259	4,569	$ 639,235

(1)   The shares acquired on exercise represent shares of our Common Stock. The value realized upon the exercise of stock options equals the difference between the sale price of Common Stock on the date of exercise and the exercise price of the stock options.

(2)   RSUs convert to shares of Common Stock upon vesting. The value realized on vesting equals the number of RSUs multiplied by the closing price of Common Stock on the date of vesting.

Pension Benefits

The following table sets forth for each NEO certain information with respect to the SORP, which provides for pension benefits in connection with retirement. Mr. Reese, Mr. Perry and Mr. Carey are not eligible to participate in this plan.

Name	Number of Years of Credited Service[1]	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Timothy C. Gokey	12	$6,004,202	—
Edmund L. Reese	—	—	—
Christopher J. Perry	—	—	—
Robert Schifellite	22	$7,925,817	—
Thomas P. Carey	—	—	—

[1] SORP-credited service is defined as complete calendar years. Years of service recognized under the SORP for Mr. Schifellite include credit for his six years of service under the ADP Supplemental Officer Retirement Plan (the *"ADP SORP"*) (as described in more detail below). For actuarial valuation purposes, credited service is attributed through the Statement of Financial Accounting Standards measurement date.

[2] Service credit and actuarial values are calculated as of June 30, 2023, the pension plan's measurement date for the last fiscal year. Actuarial values are based on the Society of Actuaries (*"SOA"*) PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021. The method of valuation to determine the liabilities presented includes discounting the value of the respective benefits, based on service accrued through the measurement date and payable at age 65, for interest and mortality with mortality not applicable prior to the commencement of benefits. The present value amounts for the SORP include the impact of the years of service credited under the ADP SORP and are also net of the ADP SORP offset (as described in more detail below).

The SORP is available to executive officers of the Company hired prior to January 1, 2014. Benefits under the SORP are not subject to any maximum benefit limitations under the Code. Although benefits under the SORP are generally payable out of the general assets of the Company, the Company has established a "rabbi trust," which is intended to provide a source of funds to be contributed by the Company to assist the Company in meeting its liabilities under the SORP.

The SORP provides for a lifetime annuity retirement benefit payable annually at age 65 equal to the product of: (a) a participant's final five-year average cash compensation; (b) a multiplier which equals two percent for every year of credited service up to 20 years, plus an additional one percent for every year of service in excess of 20 years; and (c) the applicable vesting percentage which for Mr. Gokey and Mr. Schifellite is 100%.

Compensation covered under the SORP includes base salary and annual cash incentive award (paid or deferred) and is not subject to the limitations under the Code. Equity compensation is not included in the calculation of the SORP benefit. Payments are also available in other forms of actuarial equivalent annuities.

Reduced benefits are available after age 60 using an early retirement reduction of five percent for each year the benefit commences earlier than age 65. If a participant with a vested benefit terminates employment with the Company prior to reaching age 60, payment of the benefit is delayed until the participant reaches age 60. In addition, the SORP provides: (i) a disability retirement benefit, generally calculated in the same manner as the retirement benefit, if a participant incurs a "disability" while employed by the Company; and (ii) if a participant dies, a spousal benefit equal to 50% of the benefit the participant would have been entitled to at death, provided the participant is at least 35 years old and the vested percentage is greater than zero. Mr. Gokey and Mr. Schifellite are currently eligible for early retirement under the SORP.

Mr. Schifellite is credited with six years of service accrued under the ADP SORP as of the date the Company became an independent company from ADP. While the net effect of this increases the accrued benefit he receives under the SORP, the benefits are offset by the amount of his vested, accrued benefits payable under the ADP SORP. The amount of the offset will continue to be the obligation of ADP and is $25,916 for Mr. Schifellite.

In September 2023, the Compensation Committee amended the SORP to clarify certain provisions to ensure that participants and their beneficiaries receive the benefit intended to be provided to them under the plan. As a result, the SORP was amended to revise the death benefit payable upon the death of a participant prior to their retirement to 100%, and to allow participants to designate non-spouse beneficiaries to receive such death benefit.

Nonqualified Deferred Compensation

The following table presents contribution, earnings and balance information under the ERSP for our NEOs for fiscal year 2023.

Name	Executive Contributions in Fiscal Year 2023 ($)[1]	Registrant Contributions in Fiscal Year 2023 ($)[2]	Aggregate Earnings in Fiscal Year 2023 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2023 ($)[3]
Timothy C. Gokey	—	—	—	—	
Edmund L. Reese	$189,760	$ 87,464	$ 59,088	—	$ 675,422
Christopher J. Perry	$551,999	$148,652	$199,910	$(267,922)	$3,260,474
Robert Schifellite	—	—	—	—	—
Thomas P. Carey	—	—	—	—	—

[1] Represents the deferral of fiscal year 2023 salary and non-equity incentive compensation which is reported in the "Summary Compensation" table for fiscal year 2023.

[2] Represents Company contributions to the ERSP reported in the All Other Compensation column of the "Summary Compensation" table for fiscal year 2023.

[3] This total reflects the cumulative value of each participant's deferrals, including the fiscal year 2023 non-equity incentive compensation deferrals of $320,565 for Mr. Perry and $131,510 for Mr. Reese, as well as Company contributions and individual investment experience. The total includes executive and Company contributions of $2,848,880 for Mr. Perry and $245,000 for Mr. Reese that were previously reported in the "Summary Compensation" table as compensation for previous years.

The ERSP is a defined contribution restoration plan that mirrors the Company's qualified 401(k) Plan. The purpose of the ERSP is to provide specified deferred compensation benefits to a select group of U.S.-based management or highly compensated employees. The ERSP allows for voluntary participant deferrals of base salary and/or bonus (as defined in the ERSP) and employer contributions above the Code's qualified defined contribution compensation and deferral limitations. Participants in the SORP are eligible to defer their cash compensation under the ERSP but are not eligible for additional benefits such as Company contributions under the ERSP. Company contributions vest 50% after two years of service and 100% after three years of service.

Participants may designate one or more investments from among 23 externally managed mutual funds selected by the plan administrator and available for investment in participants' accounts under the ERSP to serve as a notional basis for calculating earnings accruals on employee and Company contributions to the ERSP.

The Company provides two types of contributions for eligible employees, as described below. In addition, the Company provides an additional Company contribution to certain executives who are not participants in the SORP (Mr. Reese and Mr. Perry in fiscal year 2023). Eligible employees generally must be employed on December 31st to receive the employer contributions for that plan year.

- **Restoration basic contribution:** The Company provides a restoration basic contribution which varies from 1% to 6.25% of eligible salary and cash incentive compensation above the Code's compensation limit based on the number of years of the eligible employee's service. Eligible employees are not required to contribute to the ERSP in order to receive the restoration basic contribution.

- **Restoration matching contribution:** Participants who contribute the maximum contribution to the 401(k) Plan are eligible to receive a restoration matching contribution equal to $0.70 or $0.80 for every dollar deferred under the ERSP, up to 6% of eligible pay above the Code's compensation limit based on the number of months of participation under the 401(k) Plan.

- **Additional Company contribution:** Certain executives who are not participants in the SORP are eligible to receive an additional Company contribution of 3% of their base salary and cash incentive amounts.

Participants may elect to enroll in the ERSP each calendar year, but once their deferral elections are made they are irrevocable for the covered year. Participants elect to receive distributions (either as a lump sum or in annual installments) of their deferrals plus any subsequent interest or investment gains upon their retirement, or on a fixed future date at least three years in the future. Certain participants will be subject to a six-month delay prior to their receipt of these distributions. ERSP participants who terminate employment with the Company prior to their elected fixed distribution date receive a lump sum distribution of all deferred amounts by six months after the termination date.

Potential Payments upon a Termination or Change in Control

The Company does not have any employment agreements with its NEOs that require severance payments upon termination of their employment. The Company maintains the Change in Control Severance Plan and Officer Severance Plan under which the NEOs may be eligible for severance payments upon termination of their employment.

The following tables and footnotes quantify the treatment of compensation and value of benefits that each NEO would receive under the Company's compensation program upon various scenarios for termination of employment.

The tables include the amounts that the NEOs would receive as of June 30, 2023 under the SORP and the Executive Retiree Health Insurance Plan upon retirement, which amounts would be payable on termination of employment. Compensation amounts deferred under the ERSP have been earned and therefore are retained by the NEOs upon termination. Amounts deferred under the ERSP are not included in the following tables because they are reported in the "Non-Qualified Deferred Compensation" table on page 69 of this Proxy Statement.

Change in Control Severance Plan

The Company maintains the CIC Plan for the payment of certain benefits to executive officers, including our NEOs, upon certain qualifying terminations of employment from Broadridge following a change in control.

The CIC Plan provides for the following severance benefits upon a termination without "cause" or for "good reason" (as defined below) within two years after a CIC (as defined below):

- **Compensation:** The NEOs will receive 150% of their "current total annual compensation" (generally defined as (i) the higher of (a) the highest rate of annual salary during the calendar year of termination, or (b) the highest rate of annual salary during the calendar year immediately prior to the year of termination, plus (ii) the average annual cash incentive earned in the last two completed calendar years).

  The plan also provides for the payment of a pro-rata annual bonus for the year of termination based on the average of the participant's annual bonus for the two years prior to the year of termination.

- **Stock Option Vesting:** 100% vesting of all unvested stock options.

- **RSU and PRSU Vesting:** 100% vesting of all unvested time-based RSUs where vesting restrictions would have lapsed within two years of termination. For PRSUs, vesting upon such termination (at target, if the CIC is during the first year of the performance period, or based on actual performance through the last completed fiscal quarter prior to the CIC, if the CIC occurs after the first year of the performance period).

In addition, the Company may reduce the severance payments and benefits to the extent specified in the CIC Plan to avoid the imposition of the excise tax under Section 4999 of the Code.

For purposes of the CIC Plan, a "change in control," or "CIC," conforms to the corresponding definition of "change in control" in the 2018 Omnibus Plan.

For purposes of the CIC Plan, "cause" generally means the occurrence of any of the following events after a CIC which is not cured within 15 days after written notice thereof: (A) gross negligence or willful misconduct which is materially injurious to the Company monetarily or otherwise; (B) misappropriation or fraud with regard to the Company or its assets; or (C) conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the Company.

For purposes of the CIC Plan, "good reason" generally means the occurrence of any of the following events after a CIC which is not cured within 15 days after written notice thereof: (A) material diminution in the value and importance of a participant's position, duties, responsibilities or authority; (B) a reduction in a participant's aggregate compensation or benefits; or (C) a failure of any successor or assign of the Company to assume in writing the obligations under the CIC Plan. The "good reason" definition includes a trigger for changes in location of primary worksite of more than 50 miles and to clarify that any reduction in compensation would have to be material and be measured by aggregate compensation and benefits.

In the instance that an executive officer is due benefits or payments under both the Officer Severance Plan and the CIC Plan, the executive officer would be eligible to receive the greater of the benefits and payments and the more favorable terms and conditions determined on an item-by-item basis. See below for the details on the Officer Severance Plan.

Potential Change in Control Payments

The following table sets forth the payments which each of our NEOs would have received assuming that the employment of each Named Executive Officer was terminated by the Company on June 30, 2023 without "cause" or by the executive for "good reason" within two years following a CIC.

Name / Form of Compensation	Change in Control within 2 Years
Timothy C. Gokey	
Cash[1]	$ 4,569,197
Vesting of Equity Awards[2]	$15,737,221
Stock Options	$ 7,027,070
PRSUs/RSUs	$ 8,710,150
SORP[3]	$ 6,303,950
Health Coverage[4]	$ 230,000
Total	**$26,840,368**
Edmund L. Reese	
Cash[1]	$ 1,750,569
Vesting of Equity Awards[2]	$ 3,068,601
Stock Options	$ 1,124,767
PRSUs/RSUs	$ 1,943,834
SORP[3]	—
Health Coverage[4]	—
Total	**$ 4,819,170**
Christopher J. Perry	
Cash[1]	$ 2,660,779
Vesting of Equity Awards[2]	$ 4,408,430
Stock Options	$ 2,003,814
PRSUs/RSUs	$ 2,404,616
SORP[3]	—
Health Coverage[4]	—
Total	**$ 7,069,209**
Robert Schifellite	
Cash[1]	$ 2,657,753
Vesting of Equity Awards[2]	$ 3,286,639
Stock Options	$ 1,493,197
PRSUs/RSUs	$ 1,793,442
SORP[3]	$ 7,925,817
Health Coverage[4]	$ 40,000
Total	**$13,910,209**
Thomas P. Carey	
Cash[1]	$ 1,735,984
Vesting of Equity Awards[2]	$ 2,358,421
Stock Options	$ 1,024,272
PRSUs/RSUs	$ 1,334,150
SORP[3]	—
Health Coverage[4]	—
Total	**$ 4,094,405**

[1] Represents "current total annual compensation" as detailed above. Mr. Carey is paid in GBP. Amounts were converted to USD based on the exchange rate of 1 GBP = 1.26252 USD as of June 30, 2023 for purposes of this table.

[2] Represents the aggregate value of all unvested stock options and PRSUs vesting upon termination under the CIC Plan as detailed above based on the closing price of our Common Stock on the last trading day of fiscal year 2023 of $165.63 per share.

[3] Mr. Gokey and Mr. Schifellite are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2023 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.31% discount rate.

[4] Based on age and service, Mr. Gokey and Mr. Schifellite are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2023 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.17% discount rate.

Officer Severance Plan

In the event of a termination without "cause" (as defined below) that is not covered under the CIC Plan, executive officers would be eligible to receive severance benefits under the Officer Severance Plan instead of the CIC Plan. Retirement and voluntary resignation do not qualify for severance. Upon a qualifying termination under the Officer Severance Plan, the executive officers would be eligible to receive:

- Continued payment of base salary of 24 months for the CEO and 18 months for the other Named Executive Officers

- Payment of a cash incentive award for the fiscal year of termination on the normal payment date based on actual performance, pro-rated for the Named Executive Officers other than the CEO, who is eligible for a full year's cash incentive award

- Continued vesting during the severance period of equity awards granted after the effective date of the Officer Severance Plan, with proration of PRSUs and RSUs if the termination occurs prior to the end of the performance period

As a condition to receiving any severance payments under the Officer Severance Plan, executive officers will be required to enter into agreements that contain a general release of the Company and certain restrictive covenants, including non-competition provisions that will be in force during the 24-month severance period for our CEO and 18-month severance period for all other NEOs.

For purposes of the Officer Severance Plan, as in effect on June 30, 2023, "cause" generally means: (A) conviction of, or pleading nolo contendere to, a felony; (B) willful misconduct resulting in material harm to the Company; (C) fraud, embezzlement, theft or dishonesty resulting in material harm to the Company; (D) continuing failure to perform duties after written notice; (E) material breach of any confidentiality, non-solicitation and/or non-competition agreements; or (F) violations of the Code of Business Conduct.

Potential Payments upon Involuntary Termination without Cause

The following table sets forth the payments which each of our NEOs would have received assuming that the employment of each NEO was terminated by the Company on June 30, 2023 without "cause."

Name / Form of Compensation	Involuntary Term without Cause
Timothy C. Gokey	
Cash[1]	$ 3,547,756
Vesting of Equity Awards[2]	$12,656,319
Stock Options	$ 6,317,742
PRSUs/RSUs	$ 6,338,577
SORP[3]	$ 6,303,950
Health Coverage[4]	$ 230,000
Total	**$22,738,025**
Edmund L. Reese	
Cash[1]	$ 1,670,051
Vesting of Equity Awards[2]	$ 1,744,722
Stock Options	$ 339,020
PRSUs/RSUs	$ 1,405,702
SORP[3]	—
Health Coverage[4]	—
Total	**$ 3,414,773**
Christopher J. Perry	
Cash[1]	$ 1,955,268
Vesting of Equity Awards[2]	$ 3,554,938
Stock Options	$ 1,807,293
PRSUs/RSUs	$ 1,747,645
SORP[3]	—
Health Coverage[4]	—
Total	**$ 5,510,206**

Name / Form of Compensation	Involuntary Term without Cause
Robert Schifellite	
Cash[1]	$ 2,033,632
Vesting of Equity Awards[2]	$ 2,693,276
Stock Options	$ 1,356,559
PRSUs/RSUs	$ 1,336,717
SORP[3]	$ 7,925,817
Health Coverage[4]	$ 40,000
Total	**$12,692,725**
Thomas P. Carey	
Cash[1]	$ 1,488,635
Vesting of Equity Awards[2]	$ 1,364,768
Stock Options	$ 443,617
PRSUs/RSUs	$ 921,151
SORP[3]	—
Health Coverage[4]	—
Total	**$ 2,853,403**

[1] Represents base salary continuation for 24 months for Mr. Gokey or 18 months for other NEOs and annual cash incentive award based on actual financial achievement for fiscal year 2023. Mr. Carey is paid in GBP. Amounts were converted to USD based on the exchange rate of 1 GBP = 1.26252 USD as of June 30, 2023 for purposes of this table.

[2] For Mr. Reese and Mr. Carey represent the aggregate value of all unvested stock options and PRSUs assuming performance at target that are eligible to vest upon termination under the Officer Severance Plan as detailed above, based on the closing price of our Common Stock on the last trading day of fiscal year 2023 of $165.63 per share. For Mr. Gokey, Mr. Perry and Mr. Schifellite, if they were to be involuntarily terminated, based on age, they would qualify for "retirement" treatment of their outstanding equity awards, which would continue to vest for a period of time on the original vesting dates. For this purpose, "retirement" is defined as termination of employment for any reason other than "cause" for employees age 65 and over, and involuntary termination of employment without "cause" for employees age 60 and over.

[3] Mr. Gokey and Mr. Schifellite are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2023 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.31% discount rate.

[4] Based on age and service, Mr. Gokey and Mr. Schifellite are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2023 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.17% discount rate.

Payments upon Other Termination of Employment Scenarios

The following table sets forth the payments which each of our NEOs would have received under various other termination scenarios under arrangements in effect on June 30, 2023. Capitalized terms used herein are defined as set forth in in the applicable plan documents.

All equity grants are governed by equity agreements, which provide for accelerated or continued vesting of outstanding awards for other termination of employment scenarios.

In the case of Death or Permanent Disability, all unvested stock options vest in full and unvested PRSUs vest at target if termination occurs prior to the end of the performance period and based on actual performance if termination occurs after the end of the performance period and prior to the vesting date.

In the case of a Voluntary Termination or Involuntary Termination with Cause, all unvested equity is forfeited.

In the case of retirement, awards would continue to vest for a period of time on the original vesting dates. For this purpose, "retirement" is defined as termination of employment for any reason other than "cause" for employees age 65 and over, and involuntary termination of employment without "cause" for employees age 60 and over. Stock options continue to vest and are exercisable for a period of 36 months following a retirement. In the case of PRSUs, if retirement occurs prior to the end of the performance period, the award will vest on the original vesting date based on actual performance pro-rated for the period worked during the performance period, and if retirement occurs after the end of the performance period, the award will vest on the original vesting date based on actual performance for the entire performance period.

Name / Form of Compensation	Death	Disability	Voluntary Term or Involuntary Term w Cause	Retirement
Timothy C. Gokey				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	$15,595,773	$15,595,773	—	$12,656,319
Stock Options	$ 7,027,070	$ 7,027,070	—	$ 6,317,742
PRSUs/RSUs	$ 8,568,702	$ 8,568,702	—	$ 6,338,577
SORP[3]	$ 3,151,975	$ 7,416,412	$6,303,950	$ 6,303,950
Health Coverage[4]	—	$ 230,000	$ 230,000	$ 230,000
Total	**$18,747,748**	**$23,242,185**	**$6,533,950**	**$19,190,269**
Edmund L. Reese				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	$ 3,037,794	$ 3,037,794	—	—
Stock Options	$ 1,124,767	$ 1,124,767	—	—
PRSUs/RSUs	$ 1,913,027	$ 1,913,027	—	—
SORP[3]	—	—	—	—
Health Coverage[4]	—	—	—	—
Total	**$ 3,037,794**	**$ 3,037,794**	**—**	**—**
Christopher J. Perry				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	$ 4,369,673	$ 4,369,673	—	$ 3,554,938
Stock Options	$ 2,003,814	$ 2,003,814	—	$ 1,807,293
PRSUs/RSUs	$ 2,365,859	$ 2,365,859	—	$ 1,747,645
SORP[3]	—	—	—	—
Health Coverage[4]	—	—	—	—
Total	**$ 4,369,673**	**$ 4,369,673**	**—**	**$ 3,554,938**
Robert Schifellite				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	$ 3,255,335	$ 3,255,335	—	$ 2,693,276
Stock Options	$ 1,493,197	$ 1,493,197	—	$ 1,356,559
PRSUs/RSUs	$ 1,762,138	$ 1,762,138	—	$ 1,336,717
SORP[3]	$ 3,962,908	$ 7,925,817	$7,925,817	$ 7,925,817
Health Coverage[4]	—	$ 40,000	$ 40,000	$ 40,000
Total	**$ 7,218,243**	**$11,221,152**	**$7,965,817**	**$10,659,093**
Thomas P. Carey				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	$ 2,340,368	$ 2,340,368	—	—
Stock Options	$ 1,024,272	$ 1,024,272	—	—
PRSUs/RSUs	$ 1,316,096	$ 1,316,096	—	—
SORP[3]	—	—	—	—
Health Coverage[4]	—	—	—	—
Total	**$ 2,340,368**	**$ 2,340,368**	**—**	**—**

[1] Represents the aggregate value of all unvested stock options and PRSUs with accelerated vesting upon termination based on the closing price of our Common Stock on the last trading day of fiscal year 2023 of $165.63 per share.

[2] For a termination due to retirement, Mr. Gokey and Mr. Schifellite would not qualify for retirement treatment of their awards if they were to voluntarily terminate employment or if the Company terminated their employment with "cause," but they would qualify for retirement treatment of their awards if the Company involuntarily terminated their employment without "cause."

[3] Mr. Gokey and Mr. Schifellite are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2023 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.31% discount rate.

[4] Based on age and service, Mr. Gokey and Mr. Schifellite are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2023 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.17% discount rate.

CEO Pay Ratio

In accordance with SEC rules, we are providing the following information about the relationship between the annual total compensation of our median compensated employee and the annual total compensation of our CEO. The SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

- The fiscal year 2023 annual total compensation of Mr. Gokey was $12,254,756, which was determined by adding the Company's cost of benefits for Mr. Gokey to the "Total" compensation shown for our CEO in the "Summary Compensation" table on page 63 of this Proxy Statement.

- The fiscal year 2023 annual total compensation of our median compensated employee was $67,457 including the Company's cost of benefits for the median employee.

- Accordingly, the ratio of Mr. Gokey's annual total compensation to the annual total compensation of our median compensated employee for fiscal year 2023 was approximately 182 to 1.

The pay ratio was calculated in a manner consistent with Item 402(u) of Regulation S-K and is based upon our reasonable judgment and assumptions.

Calculating the CEO Pay Ratio

Determining our Global Employee Population

To calculate this pay ratio, we determined our median compensated employee by starting with the 15,144 Broadridge full-time and part-time employees as of April 30, 2023, then excluding the following:

- Applying the "de minimis" exemption under SEC rules, we excluded a total of 668 employees in the following jurisdictions, which constituted all of our employees in each referenced jurisdiction: Australia (28), Belgium (3), Brazil (8), Czechia (20), France (119), Germany (86), Hong Kong (88), Italy (20), Japan (52), the Netherlands (5), Poland (76), Singapore (56), Spain (3), and Sweden (104). These employees comprised less than five percent of our global employee population.

- We also excluded independent contractors and temporary workers who are paid through a third party.

In total, we collected compensation data for employees in seven countries, comprising over 95% of our global employee population. These seven countries are: U.S., India, Canada, United Kingdom, Romania, Ireland, and the Philippines. Our calculation was comprised of a population of 14,476 employees globally (after excluding the 668 non-U.S. employees described above), of which 7,111 employees were in the U.S. and 7,365 employees were located outside the U.S.

Determining the Median Compensated Employee

To identify our median compensated employee, we used total cash compensation and employer cost for health benefits as our compensation measure, which, for these purposes, included base salary, cash incentive payments, cash commissions and other similar payments, as well as the estimated employer cost for health benefits for those participating in our benefit programs. We determined the median compensated employee from our active, global employee population as described above as of April 30, 2023, using total cash compensation earned and paid from May 1, 2022 through April 30, 2023. We annualized total cash compensation for permanent employees hired during the period and did not make any cost-of-living adjustments. In addition, we used the estimated employer health benefits cost for the month of April 2023 and annualized for all participating employees. Any compensation paid in a foreign currency was converted to U.S. dollars using a 12-month average exchange rate through April 30, 2023.

Our "median compensated employee" is an individual who earned total cash compensation and health benefits at the midpoint, that is, the point at which half of the global employee population earned more total cash compensation and benefits and half of the global employee population earned less total cash compensation and health benefits.

Calculating the Pay Ratio

After identifying the median compensated employee, we calculated the annual total compensation for this employee and Mr. Gokey in the same manner as the "Total" compensation shown for our CEO in the "Summary Compensation" table on page 63 of this Proxy Statement and included the Company's cost of benefits for each one because both participated in the benefit plans in fiscal year 2023.

Pay Versus Performance

Pay Versus Performance Table

The following table sets forth information concerning: (1) the compensation of our Principal Executive Officer or CEO and the average compensation for our other non-CEO Named Executive Officers, both as reported in the "Summary Compensation" table and with certain adjustments to reflect the "compensation actually paid" to such individuals, as defined under SEC rules, for each of the fiscal years ended June 30, 2021, 2022 and 2023, and (2) our cumulative total shareholder return ("*TSR*"), the cumulative TSR of our selected peer group ("*Compensation Peer Group TSR*"), our Net Income and our Adjusted EPS, our "Company-Selected Measure," over such years in accordance with SEC rules.

					Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[1][2]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[1]	Average Compensation Actually Paid to Non-CEO NEOs ($)[1][2]	Total Shareholder Return ($)	Compensation Peer Group Total Shareholder Return ($)[3]	Net Income (millions)	Adjusted EPS ($)[4]
2023	$12,235,278	$18,075,686	$3,689,303	$4,817,733	$138.19	$ 93.40	$630.6	$7.01
2022	$10,068,228	$ 9,168,948	$4,236,261	$3,909,638	$116.67	$ 84.94	$539.1	$6.46
2021	$10,253,156	$18,536,369	$2,790,722	$2,807,784	$130.03	$118.72	$547.5	$5.66

[1] The following individuals are our Named Executive Officers for each fiscal year:

Year	CEO	Non-CEO NEOs
2023	Timothy C. Gokey	Edmund J. Reese, Christopher J. Perry, Robert Schifellite, and Thomas P. Carey
2022	Timothy C. Gokey	Edmund J. Reese, Christopher J. Perry, Robert Schifellite, and Keir D. Gumbs
2021	Timothy C. Gokey	Edmund J. Reese, Christopher J. Perry, Robert Schifellite, Adam D. Amsterdam, Matthew J. Connor, and James M. Young

[2] Compensation actually paid to our NEOs represents the "Total" compensation reported in the "Summary Compensation" table (on an average basis for our non-CEO NEOs) for the applicable fiscal year, adjusted as follows:

	2021		2022		2023	
Adjustments	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the "Summary Compensation" table for applicable fiscal year	$(6,519,294)	$(1,342,057)	$(7,356,998)	$(2,691,209)	$(8,732,746)	$(1,900,856)
Deduction for change in the actuarial present values reported under the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column of the "Summary Compensation" table for applicable fiscal year	$(1,120,315)	$ (260,108)	$ 0	$ 0	$ (936,348)	$ (164,835)
Increase for service cost and, if applicable, prior service cost for pension plans	$ 578,005	$ 43,570	$ 694,508	$ 39,052	$ 557,155	$ 24,717
Increase for awards that remain outstanding and unvested as of applicable fiscal year end that were granted during the applicable fiscal year, determined as of applicable fiscal year end and based on ASC 718 Fair Value	$ 8,437,890	$ 1,558,723	$ 7,442,391	$ 2,220,689	$11,674,054	$ 2,541,097
Increase for awards granted during applicable fiscal year that vested during applicable fiscal year, determined as of vesting date and based on ASC 718 Fair Value	$ 0	$ 88,915	$ 0	$ 359,556	$ 0	$ 0
Increase/deduction for outstanding and unvested awards as of applicable fiscal year that were granted during prior fiscal years, determined based on change in ASC 718 Fair Value from prior fiscal year to applicable fiscal year	$ 5,197,084	$ 671,192	$ (559,444)	$ (91,224)	$ 2,579,706	$ 510,773
Increase/deduction for awards granted during prior fiscal years that vested during applicable fiscal year, determined based on change in ASC 718 Fair Value from prior fiscal year to vesting date	$ 1,709,843	$ 263,301	$(1,119,737)	$ (163,487)	$ 698,587	$ 117,534

Adjustments	2021		2022		2023	
	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs
Deduction for awards granted during prior fiscal years that were forfeited during applicable fiscal year, determined as of prior fiscal year end based on ASC 718 Fair Value	$ 0	$(1,006,474)	$ 0	$ 0	$ 0	$ 0
Increase based on dividends or other earnings paid on awards during applicable fiscal year prior to vesting date	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
TOTAL ADJUSTMENTS	$ 8,283,213	$ 17,062	$ (899,280)	$ (326,623)	$ 5,840,408	$ 1,128,430

(3) TSR is cumulative for the measurement periods beginning on June 30, 2020 and ending on June 30 of each of 2023, 2022 and 2021, respectively, and is calculated in accordance with Item 201(e) of Regulation S-K. For fiscal years 2021 and 2022, the peer group included: Bread Financial Holdings, Inc. (formerly Alliance Data Systems Corporation), CoreLogic, Inc., Equifax Inc., Euronet Worldwide, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Gartner, Inc., Global Payments Inc., IHS Markit Ltd., Jack Henry & Associates, Inc., Paychex, Inc., SS&C Technologies Holdings, Inc., Verisk Analytics, Inc., and The Western Union Company. In fiscal year 2023, the Company removed CoreLogic Inc. due to its acquisition by a private equity firm, and added Intercontinental Exchange, Inc., a business- and size-appropriate organization, to help inform 2023 compensation decisions. See page 59 of the "Compensation Discussion and Analysis" for more details.

(4) Adjusted EPS is a Non-GAAP financial measure. For more information on the Company's use of this metric, see "Non-GAAP Financial Measures" beginning on page 92 of this Proxy Statement.

Narrative Disclosure to Pay Versus Performance Table

Relationship between Financial Performance Measures and Compensation Actually Paid

The graphs below compare (i) the compensation actually paid to our CEO and the average of the compensation actually paid to our remaining NEOs, with (ii) our cumulative TSR, (iii) our Compensation Peer Group TSR, (iv) our Net Income, and (v) our Compensation Adjusted EPS, in each case, for the fiscal years ended June 30, 2021, 2022 and 2023.

TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.



Company TSR and Compensation Peer Group TSR vs. Compensation Actually Paid





Pay Versus Performance Tabular List

The following performance measures represent the most important financial performance measures used by us to link compensation actually paid to our NEOs to performance for the fiscal year ended June 30, 2023:

- Adjusted EPS
- Adjusted EBT
- Closed Sales

Equity Compensation Plan Information

The following table sets forth certain information related to the Company's equity compensation plans as of June 30, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders[1]	2,696,805[2]	$116.46	6,518,475[3]
Equity compensation plans not approved by security holders	—	—	—
Total	2,696,805	$116.46	6,518,475

[1] The 2018 Omnibus Plan.

[2] This amount consists of stock options which have an average remaining term as of June 30, 2023 of 6.63 years. This amount does not include outstanding unvested awards of: (i) 731,327 time-based RSUs; and (ii) 201,705 PRSUs.

[3] These shares can be issued as stock options, stock appreciation rights, restricted stock, RSUs and performance share or stock bonus awards under the 2018 Omnibus Plan.

Advisory Vote on the Frequency of Holding the Say on Pay Vote (the Frequency Vote)

In accordance with Section 14A of the Exchange Act, we are requesting your non-binding vote on whether an advisory vote to approve the compensation of our NEOs as disclosed in the Proxy Statement (the Say on Pay Vote) should take place every one year, two years, or three years.

Currently, a Say on Pay Vote is provided to stockholders every year. Recognizing stockholder expectations and market practice, the Board believes that holding a Say on Pay Vote every year is appropriate. This enables our stockholders to provide us with their input on our compensation philosophy, policies and practices, as disclosed in our Proxy Statement each year.

This vote is advisory and not binding on the Board. Although non-binding, the Board will carefully review and consider the voting results when evaluating how frequently the Company should conduct a Say on Pay Vote.

 **The Board recommends a vote FOR every "ONE YEAR" on this proposal as disclosed in this Proxy Statement**

Ratification of Appointment of Independent Registered Public Accountants

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent registered public accountants. The Audit Committee has appointed Deloitte & Touche LLP as the independent registered public accountants for the Company and its subsidiaries for the fiscal year ending June 30, 2024.

In determining whether to reappoint Deloitte & Touche LLP as the independent registered public accountants for the fiscal year ending June 30, 2024, the Audit Committee considered several factors including:

- The performance of Deloitte & Touche LLP as the Company's independent auditors since its retention when Broadridge became an independent public company in 2007, including the extent and quality of Deloitte & Touche LLP's communications with the Audit Committee, and feedback from management regarding Deloitte & Touche LLP's overall performance;
- Deloitte & Touche LLP's independence with respect to the services to be performed;
- Deloitte & Touche LLP's general reputation for adherence to professional auditing standards;
- Deloitte & Touche LLP's knowledge and expertise in handling the complexity of Broadridge's global operations within its industry; and
- Deloitte & Touche LLP's tenure as the independent registered public accountants for the Company and its subsidiaries which has contributed to higher audit quality due to the auditor's deep understanding of Broadridge's business, accounting policies and practices, and internal control over financial reporting.

The Audit Committee also confirms compliance with the partner rotation rules applicable to independent registered public accountants.

 **The Board recommends a vote FOR the proposal to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accountants to audit the Company's consolidated financial statements for the fiscal year ending June 30, 2024**

Fees for Services Provided by Independent Registered Public Accountants

Set forth below are the fees paid by the Company to its independent registered public accountants, Deloitte & Touche LLP, for the fiscal periods indicated. The Audit Committee believes that these expenditures are compatible with maintaining the independence of the Company's registered public accountants. The Audit Committee pre-approved all such audit and non-audit services performed by our independent registered public accountants during the fiscal years ended June 30, 2023 and 2022.

	Fiscal Years Ended June 30,	
Type of Fees ($ in thousands)	2023	2022
Audit Fees[1]	$ 5,548	$ 5,174
Audit-Related Fees[2]	$ 6,571	$ 5,608
Tax Fees[3]	$ 232	$ 725
All Other Fees[4]	—	$ 108
Total Fees	$12,351	$11,615

[1] Audit Fees include professional services and expenses with respect to the audits of the consolidated financial statements for fiscal years 2023 and 2022 as well as the audit of the Company's internal control over financial reporting, the reviews of financial statements included in its quarterly reports on Form 10-Q, and services in connection with statutory and regulatory filings (including those statutory audits performed on the Company's operations located outside of the U.S.).

[2] Audit-Related Fees include professional services performed by the Company for its clients' benefit on the design and/or effectiveness of the Company's internal controls relative to the services the Company performs for its clients, and reviews of compliance with performance criteria established by the Company for the services the Company performs for its clients.

[3] Tax Fees include fees for general tax services such as consulting on various tax projects or tax audits, preparing certain tax analyses and information reports included in various income tax return filings, as well as for assistance in the preparation and filing of certain transfer pricing reports as required under U.S. tax law and applicable tax jurisdictions outside the U.S. addressing related party cross-border transactions.

[4] All Other Fees include any fees not included in the Audit, Audit-Related, or Tax Fees categories.

The Audit Committee believes that the continued retention of Deloitte & Touche LLP as our independent registered public accountants is in the best interest of the Company and our stockholders, and we are asking our stockholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2024. Stockholder ratification is not required by the By-laws or otherwise, but as a matter of good corporate governance practice, the Board has decided to ascertain the position of our stockholders on the appointment at the Annual Meeting. If our stockholders fail to ratify the selection, the Audit Committee may reconsider whether to retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accountants at any time during the year if it determines that such a change would be in the best interest of the Company and our stockholders.

Representatives of Deloitte & Touche LLP are expected to attend the 2023 Annual Meeting, with an opportunity to make a statement should they choose to do so, and to be available to respond to questions.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board ("*PCAOB*") regarding auditor independence, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company's independent registered public accounting firm. As part of this responsibility, the Audit Committee is required to pre-approve all audit and permitted non-audit services performed by the Company's independent registered public accounting firm in order to assure that the firm's independence from the Company is not compromised.

Under the Company's policy, management submits for Audit Committee approval, on an annual basis, a list of services expected to be rendered during the upcoming year within each of the following categories of services: audit services, audit-related services, tax services and all other services. This includes a review of specific services to be performed, fees expected to be incurred within each category of service and the potential impact of such services on the firm's independence. During the year, it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires separate pre-approval before engaging the independent registered public accounting firm.

To facilitate the process, the Audit Committee may also delegate pre-approval authority to one or more of its members. As such, the Audit Committee has delegated pre-approval authority to the Audit Committee Chair, who must report all pre-approval decisions to the full Audit Committee.

Audit Committee Report

The Audit Committee reports as follows:

The Company's management has the primary responsibility for the Company's financial statements and the reporting process, including disclosure controls and the system of internal control over financial reporting. The Audit Committee, in its oversight role has:

- Reviewed and discussed the annual audited financial statements as of and for the fiscal year ended June 30, 2023 with management;
- Discussed with the Company's internal auditors and independent registered public accountants the overall scope of, and plans for, their respective audits and has met with the internal auditors and independent registered public accountants, separately and together, with and without management present, to discuss the Company's financial reporting process and internal accounting controls in addition to other matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the PCAOB, as may be modified or supplemented;
- Received from the independent registered public accountants written disclosures and the letter regarding the independent registered public accountant's communications with the Audit Committee concerning independence, as required by the PCAOB, and has discussed with the independent registered accountants their independence from the Company and its management;
- An established charter outlining the practices it follows. The Audit Committee's charter is available on the Company's Investor Relations website at **broadridge-ir.com** under the heading "Governance"; and
- Procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, the Company's independent registered public accountants. The Audit Committee approves the proposed services, including the nature, type and scope of service contemplated and the related fees, to be rendered by the firm during the year. In addition, engagements may arise during the course of the year that are outside the scope of the initial services and fees approved by the Audit Committee. Any such additional engagements are approved by the Audit Committee or by the Audit Committee Chair pursuant to authority delegated by the Audit Committee. For each category of proposed service, the independent registered public accountants are required to confirm that the provision of such services does not impair their independence. Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted in the table on page 82 of this Proxy Statement were authorized and approved by the Audit Committee in compliance with the pre-approval procedures described herein.

Based on the Audit Committee's review and discussions with management and the Company's independent registered public accountants as described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the fiscal year ended June 30, 2023, be included in the 2023 Form 10-K.

Audit Committee of the Board of Directors

Pamela L. Carter, *Chair*
Robert N. Duelks
Melvin L. Flowers
Brett A. Keller
Maura A. Markus
Eileen K. Murray
Annette L. Nazareth
Thomas J. Perna
Amit K. Zavery

Submission of Stockholder Proposals and Director Nominations

Proposals to be Included in 2024 Proxy Statement

Any stockholder who desires to have a proposal considered for presentation at the 2024 annual meeting of stockholders (*the "2024 Annual Meeting"*) and included in the proxy statement and form of proxy used in connection with our 2024 Annual Meeting, pursuant to Rule 14a-8 under the Exchange Act, must submit the proposal in writing via mail or email to our Corporate Secretary so that it is received no later than May 30, 2024. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act.

Proxy Access Nominations to be Included in 2024 Proxy Statement

Any stockholder (or group of up to 50 stockholders) meeting the Company's continuous ownership requirements of three percent or more of the outstanding shares of Common Stock for at least three years who wishes to nominate a candidate or candidates for election in connection with our 2024 Annual Meeting and require the Company to include such nominees in the proxy statement and form of proxy, must submit a notice of nomination which must be received by no earlier than June 12, 2024 and no later than July 12, 2024. Notice of such a nomination must comply with the additional procedural and informational requirements set forth in the By-laws.

However, if we do not hold our 2024 Annual Meeting between October 11, 2024 and December 8, 2024, or if we do not hold our 2023 Annual Meeting, notice of any director nomination must be delivered (i) not earlier than 130 days and not later than 90 days prior to our 2024 Annual Meeting, or (ii) no later than 10 days after the date we provide notice of the 2024 Annual Meeting to stockholders by mail or announce it publicly.

Nominations or Proposals Not Included in 2024 Proxy Statement

Our By-laws contain provisions on the process by which a stockholder may nominate a candidate for election or to propose business for consideration at our 2024 Annual Meeting but not have that nomination or proposal included in our proxy statement for the 2024 Annual Meeting. In order to make such a nomination or proposal, we must receive notice of the director nomination or the proposal no earlier than June 12, 2024 and no later than July 12, 2024.

However, if we do not hold our 2024 Annual Meeting between October 11, 2024 and December 8, 2024, or if we do not hold our 2023 Annual Meeting, notice of any proposal or director nomination must be delivered (i) not earlier than 130 days and not later than 90 days prior to our 2024 Annual Meeting, or (ii) no later than 10 days after the date we provide notice of the 2024 Annual Meeting to stockholders by mail or announce it publicly.

If we hold a special meeting of stockholders to elect directors, we must receive a stockholder's notice of intention to introduce a nomination not less than the later of (i) 90 days nor more than 130 days prior to the special meeting, or (ii) 10 days after the date we provide notice of the special meeting to stockholders or announce it publicly.

If any of such notices is not received between these dates or does not satisfy the additional notice requirements set forth in the By-laws, the notice will be considered untimely and will not be acted upon at our 2024 Annual Meeting or, as applicable, special meeting.

To comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2024 Annual Meeting must provide notice that sets forth the information required by Rule 14a–19 under the Exchange Act in addition to the information required under our By-laws.

Proxies solicited by the Board for the 2024 Annual Meeting may give discretionary authority to vote on any untimely stockholder proposal or director nomination without express direction from stockholders giving such proxies.

Proposals, nominations and notices should be directed to the attention of the Company's Corporate Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or by emailing **CorporateSecretary@Broadridge.com**.

About the Annual Meeting and these Proxy Materials

What matters will be voted on at the Annual Meeting?

The following matters will be voted on at the Annual Meeting:

PROPOSAL 1	Election of the 11 nominees listed in this Proxy Statement to the Board of Directors to serve until the 2024 Annual Meeting and until their successors are duly elected and qualified	Page 10
PROPOSAL 2	Advisory vote to approve the compensation of our Named Executive Officers as presented in this Proxy Statement (the Say on Pay Vote)	Page 44
PROPOSAL 3	Advisory vote on the frequency of holding the Say on Pay Vote (the Frequency Vote)	Page 80
PROPOSAL 4	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2024	Page 81

In addition, the Board may transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

We do not expect any other items of business to be brought before the Annual Meeting because the deadlines for stockholder proposals and director nominations have already passed. Nonetheless, in case there is an unforeseen need, your proxy gives discretionary authority to the persons named on the proxy card to vote your shares with respect to any other matters that might be brought before the Annual Meeting. Those persons intend to vote the proxy in accordance with their best judgment.

When will the Annual Meeting take place?

The 2023 Annual Meeting will take place on Thursday, November 9, 2023, at 9:00 a.m. Eastern Time.

How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting. You will be able to attend online, vote, and submit questions during the Annual Meeting by visiting **virtualshareholdermeeting.com/BR23**.

Why a virtual meeting?

The 2023 Annual Meeting will be our 15th completely virtual meeting of stockholders. Virtual meetings have allowed us to provide expanded access, improved communication, and cost savings for our stockholders and the Company. Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world.

What if I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the meeting, please call toll free: 1-844-976-0738, or if calling internationally, please call: 1-303-562-9301.

Who may vote at the Annual Meeting?

Holders of our Common Stock at the close of business on September 14, 2023 (the "*Record Date*") may vote at the Annual Meeting. We refer to the holders of our Common Stock as "*stockholders*" throughout this Proxy Statement. Each stockholder is entitled to one vote for each share of Common Stock held as of the Record Date.

Stockholders at the close of business on the Record Date may examine a list of all stockholders as of the Record Date for any purpose germane to the Annual Meeting for 10 days preceding the Annual Meeting, at our offices at 5 Dakota Drive, Lake Success, New York 11042 and electronically during the Annual Meeting at **virtualshareholdermeeting.com/BR23** when you enter the Control Number we have provided to you. Dissenters' rights are not applicable to any of the matters being voted upon at the 2023 Annual Meeting.

Your vote is important and we want to hear from you and all of our other stockholders. To express our appreciation for your participation, Broadridge will make a $1 charitable donation on behalf of every shareholder account that votes.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholders of Record. You are a stockholder of record or registered stockholder if, at the close of business on the Record Date, your shares were registered directly in your name with Broadridge Corporate Issuer Solutions, Inc., our transfer agent.

Beneficial Owner. You are a beneficial owner if, at the close of business on the Record Date, your shares were held by a brokerage firm, by a bank or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker, bank or nominee with instructions on how to vote your shares, your broker, bank or nominee will be able to vote your shares with respect to some of the proposals in this Proxy Statement, but not all. See *"What if I submit a proxy, but do not specify how my shares are to be voted?"* for additional information.

What do I need to do to attend the virtual Annual Meeting?

Broadridge will be hosting the Annual Meeting online. A summary of the information you need to attend the Annual Meeting online is provided below:

- Any stockholder can attend the Annual Meeting by visiting **virtualshareholdermeeting.com/BR23**
- We encourage you to access the Annual Meeting online prior to its start time
- The Annual Meeting starts at 9:00 a.m. Eastern Time
- Stockholders may vote electronically and submit questions online while attending the Annual Meeting
- Please have the Control Number we have provided to you to join the Annual Meeting
- Instructions on how to attend and participate in the Annual Meeting, including how to demonstrate proof of stock ownership, are available at **virtualshareholdermeeting.com/BR23**
- Questions regarding how to attend and participate in the Annual Meeting will be answered by calling 1-844-976-0738 on the day of the Annual Meeting
- A replay of the Annual Meeting will be available on our website through November 9, 2024

If I am unable to attend the virtual Annual Meeting, can I listen to the Annual Meeting by telephone?

Yes. Stockholders unable to access the Annual Meeting online will be able to call 1-877-328-2502 (domestically) or 1-412-317-5419 (internationally) and listen to the Annual Meeting if they provide their Control Number. Although stockholders accessing the Annual Meeting by telephone will be able to listen to the Annual Meeting and may ask questions during the Annual Meeting, you will not be considered present at the Annual Meeting and will not be able to vote unless you also attend the Annual Meeting online.

Why did I receive a Notice in the mail regarding the Internet Availability of Proxy Materials instead of a full set of printed proxy materials?

Under rules adopted by the SEC, we are making this Proxy Statement available to our stockholders primarily through the Internet (*"Notice and Access"*). On or about September 27, 2023, we will mail the Notice regarding the Internet Availability of Proxy Materials (the *"Notice of Internet Availability"*) to stockholders of our Common Stock at the close of business on the Record Date, other than those stockholders who previously requested electronic or paper delivery of communications from us. The Notice of Internet Availability contains instructions on how to access an electronic copy of our proxy materials, including this 2023 Proxy Statement and our 2023 Annual Report to Stockholders. The Notice of Internet Availability also contains instructions on how to request a paper copy of the proxy materials. We believe that this process will allow us to provide you with the information you need in a timely manner, while conserving natural resources and lowering the costs of printing and distributing our proxy materials.

Can I vote my shares by filling out and returning the Notice of Internet Availability?

No. The Notice of Internet Availability only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice of Internet Availability and returning it. The Notice of Internet Availability provides instructions on how to cast your vote. For additional information, see *"How do I vote my shares and what are the voting deadlines?"*

Why didn't I receive a Notice of Internet Availability in the mail regarding the Internet Availability of the Proxy Materials?

We are providing some of our stockholders, including stockholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability. In addition, we are providing the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials electronically. Those stockholders should have received an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

Can I choose to receive future proxy materials by e-mail?

Yes. If you receive your proxy materials by mail, we encourage you to elect to receive future copies of proxy statements and annual reports by e-mail. To enroll in the online program, go to **https://enroll.icsdelivery.com/BR** and follow the enrollment instructions that apply depending on whether you are a stockholder of record (or registered stockholder) or beneficial owner of Common Stock. Upon completion of enrollment, you will receive an e-mail confirming the election to use the electronic delivery services. The enrollment in the online program will remain in effect for as long as your account is active or until enrollment is cancelled. Enrolling to receive proxy materials online will save Broadridge the cost of printing and mailing documents, as well as help preserve our natural resources.

How do I vote my shares and what are the voting deadlines?

Stockholders of Record. If you are a stockholder of record, there are several ways for you to vote your shares:

 Online Using your Computer or Mobile Device Before the Meeting Date: Go to **proxyvote.com/BR** and vote until 11:59 p.m. Eastern Time on November 8, 2023. Have your proxy card in hand when you access the website and follow the instructions on the website.

 By Telephone: Call 1-800-690-6903 to vote by telephone until 11:59 p.m. Eastern Time on November 8, 2023. Have your proxy card in hand when you call and then follow the instructions.

 By Scanning this QR Code: Use your Smartphone or Tablet and vote any time on **proxyvote.com/BR** until 11:59 p.m. Eastern Time on November 8, 2023. Have your proxy card in hand when you access the website and follow the instructions on the website.

 By Mail: If you received paper copies in the mail of the proxy materials and proxy card, mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.

You may attend the Annual Meeting on Thursday, November 9, 2023, at 9:00 a.m. Eastern Time, by visiting **virtualshareholdermeeting.com/BR23**, and you can vote during the Annual Meeting using the Control Number we have provided to you.

Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or vote by internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of your shares, you should have received a Notice of Internet Availability or voting instructions from the broker, bank or other nominee holding your shares. You should follow the instructions in the Notice of Internet Availability or the voting instructions provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote your shares. Notice and Access delivery of the proxy materials, and internet and/or telephone voting, also will be offered to stockholders owning shares through most banks and brokers.

You may also attend the Annual Meeting on Thursday, November 9, 2023, at 9:00 a.m. Eastern Time by visiting **virtualshareholdermeeting.com/BR23** and vote during the Annual Meeting. After considering issuer practices during virtual shareholder meetings and to respect the voice of our shareholders, during our annual meeting we will pause to allow time for stockholders to ask questions, vote or change their vote after the proposals are read for a minimum of two minutes and during this time the business presentation will be provided before the polls are closed in order to provide shareholders with adequate time to cast their vote. We will announce in the meeting that the polls will be closing after the business discussion to provide stockholders with fair warning to vote or change their vote.

Can I revoke or change my vote after I submit my proxy?

Stockholders of Record. If you are a stockholder of record, you may revoke your vote at any time before the final vote at the Annual Meeting by:

- Signing and returning a new proxy card with a later date
- Submitting a later-dated vote by telephone or internet at **proxyvote.com/BR**, because only your latest telephone or internet vote received by 11:59 p.m. Eastern Time on November 8, 2023 will be counted
- Delivering a timely written revocation to our Company's Corporate Secretary via mail at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or via email at **CorporateSecretary@Broadridge.com**, before the Annual Meeting
- Attending the Annual Meeting by visiting **virtualshareholdermeeting.com/BR23** and voting again

Beneficial Owners. If you are a beneficial owner of your shares, you must contact the broker, bank or other nominee holding your shares and follow its instructions for changing your vote. Alternatively, you may attend the Annual Meeting by visiting **virtualshareholdermeeting.com/BR23** and vote again.

What will happen if I do not vote my shares?

Stockholders of Record. If you are the stockholder of record of your shares and you do not vote by telephone or mail, or through the internet before or during the Annual Meeting, your shares will not be voted at the Annual Meeting.

Beneficial Owners. If you are the beneficial owner of your shares and you do not instruct your broker, bank or other nominee how to vote your shares, your broker, bank or nominee may exercise its discretion to vote on some proposals at the Annual Meeting, but not all. Under the rules of the NYSE, your broker, bank or nominee does not have discretion to vote your shares on non-routine matters such as Proposals 1, 2 and 3. However, your broker, bank or nominee does have discretion to vote your shares on routine matters such as Proposal 4.

What if I submit a proxy, but do not specify how my shares are to be voted?

Stockholders of Record. If you are a stockholder of record and you submit a proxy card, but you do not provide voting instructions on the card, your shares will be voted:

- **FOR** the election of the 11 directors nominated by our Board of Directors and named in this Proxy Statement
- **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers (the Say on Pay Vote)
- **FOR** the approval, on an advisory basis, of every ONE YEAR for the frequency of holding the Say on Pay Vote (the Frequency Vote)
- **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2024
- In the discretion of the named proxies regarding any other matters properly presented for a vote at the Annual Meeting

Beneficial Owners. If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker, bank or nominee will determine if it has the discretionary authority to vote on your behalf. Under the NYSE's rules, brokers and nominees have the discretion to vote on routine matters such as Proposal 4, but do not have discretion to vote on non-routine matters such as Proposals 1, 2 and 3. Therefore, if you do not provide voting instructions to your broker, bank or nominee, your broker, bank or nominee may only vote your shares on Proposal 4 and any other routine matters properly presented for a vote at the Annual Meeting.

What is the effect of a broker non-vote?

Brokers, banks or other nominees who hold shares of our Common Stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least 10 days prior to the Annual Meeting. A broker non-vote occurs when a broker, bank or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares.

Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting but will not be counted as votes cast at the Annual Meeting. Therefore, a broker non-vote will not affect the outcome of the vote on any of the proposals to be considered at the Annual Meeting.

How many shares must be present or represented to conduct business at the Annual Meeting?

We need a quorum of stockholders to hold our Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on the Record Date is represented at the Annual Meeting either in person or by proxy. Virtual attendance at the Annual Meeting constitutes presence in person for purposes of a quorum at the Annual Meeting. On September 14, 2023, there were 117,620,594 shares of Common Stock outstanding and entitled to vote.

Your shares will be counted towards the quorum if you vote by mail, by telephone, or through the internet either before or during the Annual Meeting. Abstentions and broker non-votes also will count towards the quorum requirement. If a quorum is not met, a majority of the shares present at the Annual Meeting may adjourn the Annual Meeting to a later date.

Can I confirm that my vote was cast in accordance with my instructions?

Stockholders of Record. Our stockholders have the opportunity to confirm that their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to best corporate governance practices and an important means to increase transparency. Vote confirmation is available 24 hours after your vote is received beginning on October 26, 2023, with the final vote tabulation available through January 9, 2024. You may confirm your vote whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto **proxyvote.com/BR** using the Control Number we have provided to you and receive confirmation on how your vote was cast.

Beneficial Owners. If you hold your shares through a brokerage account, bank or other nominee, the ability to confirm your vote may be affected by the rules of your bank, broker or nominee and the confirmation will not confirm whether your bank, broker or nominee allocated the correct number of shares to you.

Is my vote confidential?

Yes. All votes remain confidential, unless you provide otherwise.

What is householding?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Common Stock but sharing the same address, we have adopted a procedure approved by the SEC called _"householding."_ Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a stockholder of record and would like to have separate copies of the Notice of Internet Availability or proxy materials mailed to you in the future, you must submit a request to opt out of householding in writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or call Broadridge at 1-866-540-7095, and we will cease householding all such documents within 30 days. Stockholders of record may also contact us at this address or telephone number if you are receiving multiple copies of proxy materials or Notices of Internet Availability and would like to request delivery of a single copy of such materials.

If you are a beneficial owner, information regarding householding of proxy materials should have been forwarded to you by your bank, broker or nominee.

However, please note that if you want to receive a paper proxy card or vote instruction form or other proxy materials for purposes of the 2023 Annual Meeting, you should follow the instructions included in the Notice of Internet Availability that was sent to you.

Who will count the votes?

We have retained independent inspectors of election who will count the shares voted including shares voted during the Annual Meeting and will certify the election results.

What happens if the Annual Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled or adjourned Annual Meeting. You will still be able to change or revoke your proxy until the rescheduled or adjourned Annual Meeting.

Who is paying for the costs of this proxy solicitation?

Your proxy is being solicited by and on behalf of the Board of Directors. The expense of preparing, printing and providing this proxy solicitation will be borne by the Company. The Company may retain a proxy solicitation firm to assist with the solicitation of proxies for a fee estimated not to exceed $20,000 plus reimbursement of reasonable out-of-pocket expenses. Also, certain directors, officers, representatives and employees of the Company may solicit proxies by telephone and personal interview. Such individuals will not receive additional compensation from the Company for solicitation of proxies, but may be reimbursed by the Company for reasonable out-of-pocket expenses in connection with such solicitation. In accordance with the regulations of the SEC, banks, brokers and other custodians, nominees and fiduciaries also will be reimbursed by the Company, as necessary, for their reasonable expenses for sending proxy solicitation materials to the beneficial owners of Common Stock.

Copies of the proxy materials will be supplied to brokers and other nominees for the purpose of soliciting proxies from *beneficial owners*, and we will reimburse such brokers or other nominees for their reasonable expenses.

How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

Non-GAAP Financial Measures

Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures

Certain financial results in the "Proxy Summary" and "Select Performance Highlights" sections of this Proxy Statement are Non-GAAP financial measures. These Non-GAAP measures are Adjusted Operating income, Adjusted Operating income margin, Adjusted Net earnings, Adjusted Earnings per share, and Recurring revenue growth constant currency. These Non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company's reported results. Please refer to the Company's annual reports on Form 10-K for terms not defined herein.

The Company believes our Non-GAAP financial measures help investors understand how management plans, measures and evaluates the Company's business performance. Management believes that Non-GAAP measures provide consistency in its financial reporting and facilitates investors' understanding of the Company's operating results and trends by providing an additional basis for comparison. Management uses these Non-GAAP financial measures to, among other things, evaluate our ongoing operations, for internal planning and forecasting purposes and in the calculation of performance-based compensation. In addition, and as a consequence of the importance of these Non-GAAP financial measures in managing our business, the Company's Compensation Committee incorporates Non-GAAP financial measures in the evaluation process for determining management compensation.

These Non-GAAP measures are adjusted to exclude the impact of certain costs, expenses, gains and losses and other specified items the exclusion of which management believes provides insight regarding our ongoing operating performance. Depending on the period presented, these adjusted measures exclude the impact of certain of the following items:

- Amortization of Acquired Intangibles and Purchased Intellectual Property represents non-cash amortization expenses associated with the Company's acquisition activities.
- Acquisition and Integration Costs represent certain transaction and integration costs associated with the Company's acquisition activities.
- IBM Private Cloud Charges represent a charge on the hardware assets transferred to International Business Machines Corporation ("*IBM*") and other charges related to the IBM Private Cloud Agreement.
- Restructuring Charges represent severance costs associated with the Company's initiative to streamline our management structure, reallocate work to lower cost locations, and reduce headcount in deprioritized areas.
- Real Estate Realignment and Covid-19 Related Expenses are comprised of two major components:
  - Real Estate Realignment Expenses are expenses associated with the exit of certain of the Company's leased facilities in response to the Covid-19 pandemic, which consist of the impairment of certain right of use assets, leasehold improvements and equipment, as well as other related facility exit expenses directly resulting from, and attributable to, the exit of these leased facilities.
  - Covid-19 Related Expenses are direct and incremental expenses incurred by the Company to protect the health and safety of Broadridge associates during the Covid-19 outbreak, including expenses associated with monitoring the temperatures for associates entering our facilities, enhancing the safety of our office environment in preparation for workers to return to Company facilities on a more regular basis, ensuring proper social distancing in our production facilities, personal protective equipment, enhanced cleaning measures in our facilities, and other safety related expenses.
- Russia-Related Exit Costs are direct and incremental costs associated with the Company's wind down of business activities in Russia in response to Russia's invasion of Ukraine, including relocation-related expenses of impacted associates.
- Investment Gains represent non-operating, non-cash gains on privately held investments.
- Software Charge represents a charge related to an internal use software product that is no longer expected to be used.
- Gain on Acquisition-Related Financial Instrument represents a non-operating gain on a financial instrument designed to minimize the Company's foreign exchange risk associated with the 2021 acquisition of Itiviti Holdings AB (the "*Itiviti Acquisition*"), as well as certain other non-operating financing costs associated with the Itiviti Acquisition.
- Gain on Sale of a Joint Venture Investment represents a non-operating, cash gain on the sale of one of the Company's joint venture investments.

We exclude these items to provide us with an understanding of the results from the primary operations of our business and enhances comparability across fiscal reporting periods, as these items are not reflective of our underlying operations or performance. We also exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, as these non-cash amounts are significantly impacted by the timing and size of individual acquisitions and do not factor into the Company's capital allocation decisions, management compensation metrics or multi-year objectives. Furthermore, management believes that this adjustment enables better comparison of our results as Amortization of Acquired Intangibles and Purchased Intellectual Property will not recur in future periods once such intangible assets have been fully amortized. Although we exclude Amortization of Acquired Intangibles and Purchased Intellectual Property from our adjusted earnings measures, our management believes that it is important for investors to understand that these intangible assets contribute to revenue generation. Amortization of intangible assets that relate to past acquisitions will recur in future periods until such intangible assets have been fully amortized. Any future acquisitions may result in the amortization of additional intangible assets.

Recurring Revenue Growth Constant Currency

As a multi-national company, we are subject to variability of our reported U.S. dollar results due to changes in foreign currency exchange rates. The exclusion of the impact of foreign currency exchange fluctuations from our Recurring revenue growth, or what we refer to as amounts expressed "on a constant currency basis," is a Non-GAAP measure. We believe that excluding the impact of foreign currency exchange fluctuations from our Recurring revenue growth provides additional information that enables enhanced comparison to prior periods.

Changes in Recurring revenue growth expressed on a constant currency basis are presented excluding the impact of foreign currency exchange fluctuations. To present this information, current period results for entities reporting in currencies other than the U.S. dollar are translated into U.S. dollars at the average exchange rates in effect during the corresponding period of the comparative year, rather than at the actual average exchange rates in effect during the current fiscal year.

See the "Appendix—Non-GAAP Reconciliation Tables" for the reconciliation of these Non-GAAP measures to their most directly comparable GAAP measure.

Explanation of Compensation Adjusted Non-GAAP Financial Measures

We use a variety of performance metrics when setting the incentive compensation performance goals at the beginning of the fiscal year. For fiscal year 2023, these metrics were:

- Compensation Adjusted EBT—annual cash incentive award
- Compensation Adjusted EBIT—annual cash incentive award (business segment only)
- Closed Sales—annual cash incentive award
- Compensation Adjusted Fee-Based Revenue—annual cash incentive award
- Compensation Adjusted EPS—PRSUs

As a consequence of the importance of Non-GAAP financial measures in managing our business, the Compensation Committee utilizes certain Non-GAAP measures in the executive officer compensation process. The Compensation Committee may further adjust these metrics, as set forth in the 2018 Omnibus Plan and reported in the Company's financial statements, to ensure that the measurement of performance reflects factors that management can directly control and so payout levels are not artificially inflated or impaired by factors unrelated to the ongoing operation of the business.

Compensation Adjusted EBT is defined as the Company's GAAP EBT, as reported in the Company's financial statements, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs. In calculating achievement of this goal, pre-set adjustments were applied by the Compensation Committee to exclude the impact of:

- Asset write-downs or gains
- Reorganization and restructuring programs to the extent they result in aggregate net gain, loss, charge or expense in excess of $11 million
- Foreign exchange gains and losses whether or not disclosed as described above, based on the variance of (i) the actual impact of foreign exchange on earnings ("*FX EBIT*") to (ii) the FX EBIT amount included in the operating plan finalized within the first 90 days of the performance period

Compensation Adjusted EBIT is defined as business segment earnings before interest and taxes, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs. In calculating achievement of this goal, pre-set adjustments were applied by the Compensation Committee to exclude the impact of:

- Foreign exchange gains and losses whether or not disclosed as described above, based on the variance of (i) the actual impact of FX EBIT to (ii) the FX EBIT amount included in the operating plan finalized within the first 90 days of the performance period

Closed Sales is the total recurring fee revenue closed sales in the fiscal year. Closed sales represent an estimate of the expected recurring annual fee revenues for new client contracts that were signed by Broadridge in the current reporting period. Closed sales do not include event-driven or distribution activity. A sale is considered closed when the Company has received the signed client contract. The amount of the closed sale is an estimate of annual revenues based on client volumes or activity. The inherent variability of transaction volumes and activity levels can result in some variability of amounts reported as actual achieved closed sales. Consequently, an adjustment is made (either positive or negative) to the total recurring revenue closed sales amount that reflects changes to the actual products and services delivered to clients using trailing five years actual data as the starting point, normalized for outlying factors, if any, to enhance the accuracy of the allowance.

Compensation Adjusted Fee-Based Revenue are the Company's total annual revenues, less distribution revenues (that primarily consist of postage-related fees) and the impact of foreign currency exchange on the Company's revenues.

Compensation Adjusted EPS is defined as the Company's GAAP EPS, as reported in the Company's financial statements, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs, as further adjusted to exclude the impact of the items specified by the Compensation Committee. In scoring the achievement of fiscal years 2022 and 2023 PRSUs, the Compensation Committee applied its pre-set adjustments to exclude the impact of:

- Asset write-downs or gains
- Reorganization and restructuring programs to the extent they result in aggregate net gain, loss, charge or expense in excess of $11 million
- Foreign exchange gains and losses whether or not disclosed as described above, based on the variance of (i) the actual impact of FX EBIT to (ii) the FX EBIT amount included in the operating plan finalized within the first 90 days of the performance period
- Expenses related to mitigating the impact of the Covid-19 pandemic on our operations and/or associates such as non-recurring non-executive bonuses, safety and medical expenditures and facility costs

Appendix – Non-GAAP Reconciliation Tables

Fiscal Years Ended June 30	2023	2022	2021	2020
(Dollars in millions, except per share amounts)				
OPERATING INCOME				
Operating income (GAAP)	$ 936	$ 760	$ 679	$ 625
Adjustments:				
Amortization of Acquired Intangibles and Purchased Intellectual Property	214	250	154	123
Acquisition and Integration Costs	16	24	18	13
IBM Private Cloud Charges	—	—	—	32
Restructuring Charges	20	—	—	—
Real Estate Realignment and Covid-19 Related Expenses[a]	—	30	45	2
Russia-Related Exit Costs[c]	12	1	—	—
Software Charge	—	—	6	—
Adjusted Operating income (Non-GAAP)	**$1,199**	**$1,066**	**$ 902**	**$ 795**
OPERATING INCOME MARGIN				
Operating income margin (GAAP)	15.4%	13.3%	13.6%	13.8%
Adjustments:				
Amortization of Acquired Intangibles and Purchased Intellectual Property	3.5%	4.4%	3.1%	2.7%
Acquisition and Integration Costs	0.3%	0.4%	0.4%	0.3%
IBM Private Cloud Charges	—	—	—	0.7%
Restructuring Charges	0.3%	—	—	—
Real Estate Realignment and Covid-19 Related Expenses[a]	—	0.5%	0.9%	0.1%
Russia-Related Exit Costs[c]	0.2%	0.0%	—	—
Software Charge	—	—	0.1%	—
Adjusted Operating income margin (Non-GAAP)	**19.8%**	**18.7%**	**18.1%**	**17.5%**
NET EARNINGS				
Net earnings (GAAP)	$ 631	$ 539	$ 548	$ 462
Adjustments:				
Amortization of Acquired Intangibles and Purchased Intellectual Property	214	250	154	123
Acquisition and Integration Costs	16	24	18	13
IBM Private Cloud Charges	—	—	—	32
Restructuring Charges	20	—	—	—
Real Estate Realignment and Covid-19 Related Expenses[a]	—	30	45	2
Russia-Related Exit Costs[c]	11	1	—	—
Software Charges	—	—	6	—
Investment Gains	—	(14)	(9)	—
Gain on Acquisition-Related Financial Instrument	—	—	(62)	—
Gain On Sale of a Joint Venture Investment	—	—	—	(6)
Subtotal of adjustments	262	292	152	163
Tax impact of adjustments[d]	(57)	(66)	(33)	(37)
Adjusted Net earnings (Non-GAAP)	**$ 835**	**$ 766**	**$ 667**	**$ 588**

Fiscal Years Ended June 30	2023	2022	2021	2020
DILUTED EARNINGS PER SHARE				
Diluted earnings per share (GAAP)	$ 5.30	$ 4.55	$ 4.65	$ 3.95
Adjustments:				
Amortization of Acquired Intangibles and Purchased Intellectual Property	1.80	2.11	1.30	1.05
Acquisition and Integration Costs	0.13	0.21	0.15	0.11
IBM Private Cloud Charges	—	—	—	0.27
Restructuring Charges	0.17	—	—	—
Real Estate Realignment and Covid-19 Related Expenses[b]	—	0.26	0.38	0.02
Russia-Related Exit Costs	0.09	0.01	—	—
Software Charge	—	—	0.05	—
Investment Gains	—	(0.12)	(0.07)	—
Gain on Acquisition-Related Financial instrument	—	—	(0.53)	—
Gain on Sale of Joint Venture Investment	—	—	—	(0.06)
Subtotal of adjustments	2.20	2.47	1.29	1.40
Tax impact of adjustments[d]	(0.48)	(0.55)	(0.28)	(0.32)
Adjusted earnings per share (Non-GAAP)	$ 7.01	$ 6.46	$ 5.66	$ 5.03

Note: Amounts may not sum due to rounding.

[a]   Real Estate Realignment Expenses were $23.0 million, $29.6 million, and $0.0 million for the fiscal years ended June 30, 2022, 2021 and 2020, respectively. Covid-19 Related Expenses were $7.5 million, $15.7 million and $2.4 million for the fiscal years ended June 30, 2022, 2021, and 2020, respectively.

[b]   Real Estate Realignment Expenses impacted Adjusted earnings per share by $0.19, $0.25, and $0.00 million for the fiscal years ended June 30, 2022, 2021 and 2020, respectively. Covid-19 Related Expenses impacted Adjusted earnings per share by $0.06, $0.13 and $0.02 for the fiscal years ended June 30, 2022, 2021, and 2020, respectively.

[c]   Russia-Related Exit Costs were $10.9 million and $1.4 million for the fiscal years ended June 30, 2023 and June 30, 2022, comprised of $12.1 million of operating expenses, offset by a gain of $1.2 million in non-operating income for the fiscal year ended June 30, 2023, and $1.4 million of operating expenses for the fiscal year ended June 30, 2022.

[d]   Calculated using the GAAP effective tax rate, adjusted to exclude $10.4 million, $18.1 million, $16.9 million and $15.6 million of excess tax benefits associated with stock-based compensation for the fiscal years ended June 30, 2023, 2022, 2021 and 2020, respectively. The tax impact of adjustments also excludes approximately $10.6 million of Acquisition and Integration Costs for the fiscal year ended June 30, 2021, which are not tax-deductible. For purposes of calculating the Adjusted earnings per share, the same adjustments were made on a per share basis.

Investor Communication Solutions	Fiscal Year Ended June 30, 2023				
	Regulatory	Data-Driven Fund Solutions	Issuer	Customer Communications	Total
Recurring revenue growth (GAAP)	6%	11%	12%	9%	8%
Impact of foreign currency exchange	—%	1%	—%	—%	—%
Recurring revenue growth constant currency (Non-GAAP)	7%	12%	13%	10%	9%

Global Technology and Operations	Fiscal Year Ended June 30, 2023		
	Capital Markets	Wealth and Investment Management	Total
Recurring revenue growth (GAAP)	7%	2%	5%
Impact of foreign currency exchange	4%	2%	3%
Recurring revenue growth constant currency (Non-GAAP)	11%	4%	8%

Consolidated	Fiscal Year Ended June 30, 2023
	Total
Recurring revenue growth (GAAP)	7%
Impact of foreign currency exchange	1%
Recurring revenue growth constant currency (Non-GAAP)	9%



Ready for Next

Broadridge.com

Broadridge Financial Solutions, Inc.
5 Dakota Drive, Lake Success, NY 11042
+1 516 472 5400

